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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               __________________

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

    PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            CLECO UTILITY GROUP INC.
             (Exact name of registrant as specified in its charter)

                 LOUISIANA                            72-0244480
      (State or other jurisdiction                  (I.R.S. Employer
    of incorporation or organization)            Identification Number)

         2030 DONAHUE FERRY ROAD
          PINEVILLE, LOUISIANA                         71360-5226
(Address of principal executive offices)               (Zip Code)

      Registrant's telephone number, including area code:  (318) 484-7400

       Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of each exchange on which
Title of each class to be so registered     each class is to be registered
---------------------------------------     ------------------------------
                    NONE.                             Not applicable.

       Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $2.00 PAR VALUE
                                (Title of class)

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                               TABLE OF CONTENTS

ITEM 1.       BUSINESS...............................................   5
ITEM 2.       FINANCIAL INFORMATION..................................  18
ITEM 3.       PROPERTIES.............................................  31
ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
              MANAGEMENT.............................................  31
ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS.......................  35
ITEM 6.       EXECUTIVE COMPENSATION.................................  38
ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.........  49
ITEM 8.       LEGAL PROCEEDINGS......................................  50
ITEM 9.       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..........  51
ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES................  52
ITEM 11.      DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED  52
ITEM 12.      INDEMNIFICATION OF DIRECTORS AND OFFICERS..............  53
ITEM 13.      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA............  55
ITEM 14.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
              ACCOUNTING AND FINANCIAL DISCLOSURE....................  55
ITEM 15.      FINANCIAL STATEMENTS AND EXHIBITS......................  55

                               GLOSSARY OF TERMS

       References in this registration statement to "we," "us," "the Company" or other similar terms mean Cleco Utility Group Inc., and references to "Cleco" mean Cleco Corporation, unless the context clearly indicates otherwise. Additional abbreviations or acronyms used in this registration statement are defined below:

Abbreviation or Acronym  Definition

1935 Act                 Public Utility Holding Company Act of 1935
AFUDC                    Allowance for Funds Used During Construction
AQD                      Air Quality Division of the LDEQ
Code                     Internal Revenue Code of 1986, as amended
CPS                      Coughlin Power Station
DHMV                     Dolet Hills Mining Venture
Dolet Hills              Dolet Hills Power Station
EITF No. 97-4            Deregulation of the Pricing of Electricity - Issues
                         Related to the Application of FASB Statements
                         No. 71 and 101
EITF No. 98-10           Accounting for Contracts Involved in Energy Trading
                         and Risk Management Activities
EITF                     Emerging Issues Task Force
EMFs                     Electric and magnetic fields
EPA                      Environmental Protection Agency
EPS                      Earnings per share
ERISA                    Employee Retirement Income Security Act of 1974
ESOP                     Employee Stock Ownership Plan
Evangeline               Cleco Evangeline LLC
FAC                      Fuel adjustment clause
FASB                     Financial Accounting Standards Board

Federal Court Suit       Lawsuit filed by the Company and SWEPCO on April 15,
                         1997 against DHMV and its partners in the United
                         States District Court for the Western District of
                         Louisiana
FERC                     Federal Energy Regulatory Commission
Generation               Cleco Generation Services LLC
GIS                      Geographic information system
Intrastate               CLE Intrastate Pipeline Company, Inc.
ISO                      Independent System Operator
kV                       Kilovolt
kW                       Kilowatt
kWh                      Kilowatt-hour
LBCL                     Business Corporation Law of the State of Louisiana
LDEQ                     Louisiana Department of Environmental Quality
LMA                      Lignite Mining Agreement
LPDES                    Louisiana Pollution Discharge Elimination System
LPSC                     Louisiana Public Service Commission
Marketing & Trading      Cleco Marketing & Trading LLC
MMBtu                    Million British thermal units
MW                       Megawatt
NOx                      Nitrogen oxides
NPDES                    National Pollutant Discharge Elimination System
RTO                      Regional Transmission Organization
Rodemacher               Rodemacher Power Station
SEC                      Securities and Exchange Commission
SERP                     Cleco Supplemental Executive Retirement Plan
SFAS                     Statement of Financial Accounting Standards
SFAS No. 71              Accounting for the Effects of Certain Types of
                         Regulation
SFAS No. 80              Accounting for Futures Contracts
SFAS No. 101             Regulated Enterprises - Accounting for the
                         Discontinuation of Application of FASB Statement No. 71
SFAS No. 109             Accounting for Income Taxes
SFAS No. 121             Accounting for the Impairment of Long-Lived Assets and
                         for Long-Lived Assets to Be Disposed Of
SFAS No. 123             Accounting for Stock-Based Compensation
SFAS No. 125             Accounting for Transfers and Servicing of Financial
                         Assets and Extinguishments of Liabilities
SFAS No. 128             Earnings per Share
SFAS No. 131             Disclosures about Segments of an Enterprise and
                         Related Information
SFAS No. 133             Accounting for Derivative Instruments and Hedging
                         Activities
SFAS No. 137             Accounting for Derivative Instruments and Hedging
                         Activities - Deferral of the Effective Date of
                         FASB Statement No. 133
SFAS No. 138             Accounting for Certain Derivative Instruments and
                         Certain Hedging Activities
SO2                      Sulfur dioxide
SPP                      Southwest Power Pool
State Court Suit         Lawsuit filed by the Company and SWEPCO on August 13,
                         1997 against the parent companies of DHMV in the
                         First Judicial District Court for Caddo Parish,
                         Louisiana
Support Group            Cleco Support Group LLC
SWD                      Solid Waste Division of the LDEQ
SWEPCO                   Southwestern Electric Power Company
Teche                    Teche Electric Cooperative, Inc.
TMDL                     Total Maximum Daily Loading
The Act                  Clean Air Act Amendments of 1990
TRI                      Toxics Release Inventory
UtiliTech                Utility Construction & Technology Solutions LLC
Utility Group            Cleco Utility Group Inc.
VAR                      Value-at-risk
Williams Energy          Williams Energy Marketing and Trading Company

                                       3
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                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

       This registration statement, including "Item 1. Business," "Item 2. Financial Information" and "Item 8. Legal Proceedings," contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events, our future financial performance, future legislative and regulatory changes affecting our business and other matters. These forward-looking statements are based on management's beliefs as well as assumptions made by and information currently available to management. Although we believe the expectations reflected in these forward-looking statements are reasonable, these forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties that could cause the actual results to differ materially from our expectations.

       When used, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with these forward-looking statements, the following list identifies some of the factors that could cause our actual results to differ materially from those contemplated in any of our forward-looking statements:

 . unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, unusual maintenance or repairs, unanticipated changes to fuel costs, gas supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments, environmental incidents or electric transmission or gas pipeline system constraints;

 . increased competition in the electric industry, including effects of industry restructuring or deregulation, transmission system operation or administration, retail wheeling or cogeneration;

 . unanticipated changes in rate-setting policies or procedures, recovery of investments made under traditional regulation and the frequency and timing of rate increases;

 . financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission (SEC), the Federal Energy Regulatory Commission (FERC), the Louisiana Public Service Commission (LPSC) or similar entities with regulatory or accounting oversight;

 .  economic conditions, including inflation rates and monetary fluctuations;

 . changing market conditions and a variety of other factors associated with physical energy and financial trading activities, including, but not limited to price, basis, credit, liquidity, volatility, capacity, transmission, interest rate and warranty risks;

 .  employee work force factors, including changes in key executives;

 . cost and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters; and

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

 . changes in federal, state or local legislative requirements, such as changes in tax laws or rates, regulating policies or environmental laws and regulations.

       We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

ITEM 1.  BUSINESS

                                    GENERAL

       Cleco Utility Group Inc., formerly Cleco Corporation, was incorporated under the laws of the State of Louisiana on January 2, 1935. We are an electric utility that contains LPSC jurisdictional generation, transmission and distribution electric utility operations. We provide electric utility services to approximately 249,000 retail and wholesale customers in 63 communities and rural areas in a 14,000-square-mile region in the State of Louisiana. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226.

       Effective July 1, 1999, we were reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Cleco Corporation (Cleco), which became the owner of all of our outstanding common stock. In connection with the reorganization, we transferred the shares of capital stock of all our subsidiaries to Cleco. The reorganization had no impact on our financial statements because it was accounted for similarly to a pooling of interest. Cleco, subject to certain limited exceptions, is exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (1935 Act) and Rule 2 thereunder.

       On September 21, 2000, we filed applications with the FERC and the LPSC requesting authorization to convert our form of business organization from a corporation to a limited liability company. The purpose of our proposed conversion is to lessen our Louisiana state tax obligations. We must obtain authorization from the FERC and the LPSC to engage in the conversion because of their jurisdiction over us as a utility. On November 2, 2000, the LPSC authorized our conversion to a limited liability company. We anticipate receiving the necessary authorization from the FERC by the end of 2000 and will proceed with the conversion if and when such authorization is given.

                                   OPERATIONS

Power Generation

       We operate and either own or have an ownership interest in three steam electric generating stations, the Teche Power Station, the Rodemacher Power Station (Rodemacher) and the Dolet Hills Power Station (Dolet Hills) and a gas turbine, the Franklin Gas Turbine. We are the sole owner of Teche Power Station and Rodemacher Unit 1. We own a 50% interest in Dolet Hills Unit 1 and a 30% interest in Rodemacher Unit 2. At September 30, 2000, our aggregate

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electric generating capacity was 1,366,900 kilowatts (kW) (excluding 20,000 kW of firm purchases from the Sabine River Authority). We are the sole owner of the Franklin Gas Turbine.

       The following table sets forth certain information with respect to our generating facilities.


                                           CAPACITY AT                                                    YEAR OF
                                       SEPTEMBER 30, 2000     TYPE OF FUEL USED FOR      GENERATING       INITIAL
         GENERATING STATION                    (KW)                GENERATION(1)           UNIT #        OPERATION
         ------------------            ------------------     ----------------------     -----------     ---------
Franklin Gas Turbine                            7,000                    gas                    1          1973
Teche Power Station                            23,000                    gas                    1          1953
                                               48,000                    gas                    2          1956
                                              367,000             gas/oil (standby)             3          1971
Rodemacher Power Station                      440,000                  gas/oil                  1          1975
                                              156,900 (2)              coal/gas                 2          1982
Dolet Hills Power Station                     325,000 (3)              lignite                  1          1986
                                           ----------
Total Generating Power                      1,366,900
                                           ==========

------------
(1)  When oil is used on a standby basis, capacity may be reduced.
(2) Represents our 30% interest in the capacity of Rodemacher Unit 2, a 523,000-kW generating unit.
(3) Represents our 50% interest in the capacity of Dolet Hills Unit 1, a 650,000-kW generating unit.

Fuel

       We use various types of fuel for generation of electricity. The following table sets forth, for the periods indicated, the percentages of power generated from various fuels at our electric generating plants, the cost of fuel used per kilowatt hour (kWh) attributable to each such fuel and the weighted average fuel cost per kWh.


                   LIGNITE                  COAL                     GAS                  FUEL OIL
            ---------------------   ---------------------   ---------------------   ---------------------     WEIGHTED
              COST      PERCENT       COST      PERCENT       COST      PERCENT       COST      PERCENT     AVERAGE COST
            PER KWH        OF       PER KWH        OF       PER KWH        OF       PER KWH        OF          PER KWH
 PERIOD     (MILLS)    GENERATION   (MILLS)    GENERATION   (MILLS)    GENERATION   (MILLS)    GENERATION      (MILLS)
---------   --------   ----------   --------   ----------   --------   ----------   --------   ----------   -------------
2000 (1)      15.55          33.8     15.11          16.3     41.98          49.9        --            --          28.66
  1999        15.74          28.4     14.90          17.2     27.45          54.3        --            --          21.96
  1998        15.85          32.0     14.88          16.7     25.38          51.3        --            --          20.57
  1997        14.85          36.7     17.06          19.1     29.85          44.2        --            --          21.90
  1996        15.45          38.1     16.67          21.3     30.06          39.8     26.09           0.8          21.61
  1995        14.86          35.9     18.88          14.3     19.48          49.8     24.77           0.0          17.74

--------------
(1)  Nine months ended September 30, 2000.

Power Purchases

       If transmission capacity is available, we purchase electric energy from neighboring utilities when the price of the energy purchased is less than our cost of generating energy from our own facilities or when we need power to supplement our own electric generation. Additionally, we have a long-term contract under which we purchase a small percentage of our total annual energy requirements from a hydroelectric generating plant.

       In 1999, the amount of power we purchased increased compared to 1998 as a result of the increased demand for electric energy and a scheduled major maintenance outage at Dolet Hills. In the first nine months of 2000, the amount of power we purchased increased compared to the corresponding period in 1999 due to increased load requirements and the transfer of the existing assets of Coughlin Power Station (CPS) from our LPSC-regulated rate base in 1999 into Cleco Evangeline LLC (Evangeline), an indirect wholly owned subsidiary of Cleco, which repowered the plant.

       The following table sets forth the amounts of power we purchased on the wholesale market for the periods indicated.

                                                   % of Total
                              Million                 Energy
        Period                  kWh                Requirements
        ------                -------              ------------
        2000(1)                2,464                    35%
          1999                 2,359                    27%
          1998                 2,117                    24%
          1997                 1,924                    24%
          1996                 2,529                    33%
          1995                 1,430                    19%
---------
(1)  Nine months ended September 30, 2000.

For information regarding our ability to pass through changes in costs of fuel to our customers, see "Regulatory Matters, Industry Developments and Franchises- -Rates" below.

       In future years, our generating facilities may not supply enough electric power to meet our customers' growing demand (native load demand) and we may need to purchase additional generating capacity and/or purchase power to satisfy these needs. In March 2000, following a competitive bid process, we entered into three contracts for firm electric capacity and energy with Williams Energy Marketing and Trading Company (Williams Energy) and Dynegy Power Marketing, Inc., for 605 megawatts (MW) of capacity in 2000, increasing to 760 MW of capacity in 2004. These contracts were approved by the LPSC in March 2000 and expire in 2004. Management expects the contracts, combined with our own generation resources or power purchase agreements, to meet substantially all of our native load demand through 2004. Because of our location on the transmission grid, we rely on one main supplier of electric transmission and are sometimes constrained as to the amount of purchased power we can bring into our system. These three contracts are not expected to be affected by such transmission constraints.

Natural Gas Supply

       During the first nine months of 2000, we purchased a total of 28,876 million British thermal units (MMBtu) of natural gas for the generation of electricity. The 2000 nine month period and average per-day quantities of gas we purchased from each supplier are shown in the table below.

                                                                  AVERAGE
                                        FIRST NINE MONTHS         AMOUNT
                                             OF 2000             PURCHASED          PERCENT
                                            PURCHASES             PER DAY           OF TOTAL
NATURAL GAS SUPPLIER                         (MMBTU)              (MMBTU)           GAS USED
--------------------                   -------------------       ----------         --------
Amoco Natural Gas                               4,961                163             17.18
LIG Chemical Company                            3,717                122             12.87
Reliant Energy Services, Inc.                   2,989                 98             10.35
KN Energy                                       2,855                 94              9.89
Others                                         14,354                471             49.71
                                               ------                ---            ------
                                               28,876                948            100.00%
                                               ======                ===            ======

       CLE Intrastate Pipeline Company, Inc. (Intrastate), a wholly owned subsidiary of one of our affiliates, owns a series of natural gas interconnections with Trunkline Gas Company, Columbia Gulf Transmission Co. and ANR Pipeline Company. For more information regarding the use of these interconnections, see "--Intercompany Transactions" in "Item 7. Certain Relationships and Related Transactions," below. The pipeline interconnections have allowed us to access various additional natural gas supply markets, which helps to maintain the competitiveness of our generating units.

       Natural gas was plentiful and available without interruption throughout 1999 and the first nine months of 2000. We currently meet, and expect to continue to meet, our natural gas requirements with purchases on the spot market through daily, monthly and seasonal contracts with various natural gas suppliers. However, future supplies of natural gas remain vulnerable to disruptions due to weather events and transportation disruptions. The potential for disruptions to us has been decreased by the addition of the Intrastate pipeline interconnections. Nevertheless, large boiler fuel users of natural gas, including electric utilities, generally have low priority among natural gas users in the event pipeline suppliers are forced to curtail deliveries due to inadequate supplies. As a result, supplies of natural gas may become unavailable from time to time or prices may increase rapidly in response to temporary supply disruptions. Such events, though rare, may require us to shift our gas-fired generation to alternative fuel sources, such as fuel oil, to the extent we have the capability to burn those alternative fuels. Currently, we anticipate that our alternative fuel capability combined with our solid-fuel generation resources are adequate to meet our fuel needs during any temporary disruption of natural gas supplies.

Coal and Lignite Supply

       We use coal fuel for generation at Rodemacher Unit 2. The majority of the coal for Rodemacher Unit 2 is purchased from mines in Wyoming under a long-term contract with Jacobs Ranch Coal Company expiring in 2007. The contract has been modified under price reopener procedures initiated in early 1997. The pricing structure under the modified contract has been defined through mid-2002. After purchasing a given annual quantity of base coal (approximately 500,000 tons), we have the right to purchase coal from third parties on the spot market through competitive bidding. Provisions for pricing and terms can again be renegotiated under a contract reopener provision in early 2002.

       The coal for Rodemacher Unit 2 is transported under a long-term rail transportation contract with the Union Pacific Railroad. In 1997 and 1998, Union Pacific experienced operating problems that resulted in reduced volumes delivered to the unit with the coal inventory of the unit fluctuating at or below our desired minimum level. However, in 1999 and the first nine months of 2000, the deliveries of coal by the railroad were back to the normal schedule.

       We use lignite fuel for generation at Dolet Hills Unit 1. Substantially all of the lignite used to fuel Dolet Hills Unit 1 is obtained under two long-term agreements. We and Southwestern Electric Power Company (SWEPCO), each a 50% owner of Dolet Hills Unit 1, have entered into agreements pursuant to which each acquired an undivided 50% interest in the other's leased and owned lignite reserves in northwestern Louisiana. We and SWEPCO also have entered into a long-term agreement expiring in 2011 with the Dolet Hills Mining Venture (DHMV) for the mining and delivery of such lignite reserves. These reserves are expected to provide a substantial portion of the fuel requirements for the projected operating life of Dolet Hills Unit 1. Our minimum annual purchase requirement under the agreement with DHMV is 1,750,000 tons. The price of lignite delivered pursuant to the agreement is a base price per ton, subject to escalation based on certain inflation indices, plus specified "pass-through" costs. Additional spot lignite may be obtained through competitive bidding. We are currently engaged in litigation involving our agreement with DHMV. For information regarding this litigation, see "Item 8. Legal Proceedings" below.

       Additionally, we and SWEPCO have entered into a long-term agreement expiring in 2011 with Red River Mining Co., a joint venture of the North American Coal Corporation and Phillips Coal Company, which provides for base contract purchases and spot purchases of lignite. Our minimum annual purchase requirement is 550,000 tons. The base lignite price under the agreement is a base price per MMBtu, subject to escalation, plus certain "pass-through" costs, while the spot lignite price is determined through competitive bidding.

       The continuous supply of coal and lignite from the mining sources described above may be subject to interruption due to adverse weather conditions or other factors that may disrupt mining operations or transportation. At September 30, 2000, our coal inventory at Rodemacher Unit 2 was approximately 128,088 tons (about a 62-day supply) and our lignite inventory at Dolet Hills Unit 1 was approximately 199,366 tons (about a 34-day supply).

Oil Supply

       We store fuel oil as an alternative fuel source. Rodemacher has storage capacity for an approximate 75-day supply and our other generating stations have storage capacity totaling about a 20-day supply. However, in accordance with our current fuel oil inventory practices, at September 30, 2000, we had between 5 to 10 days' supply of fuel oil stored at our generating stations. During 1999 and the first nine months of 2000, no barrels of fuel oil were burned.

Sales

       We are a public utility engaged principally in the generation, transmission, distribution and sale of electricity within the State of Louisiana. For further information regarding our generating stations and transmission and distribution facilities, see "--Power Generation" above and "Item 3. Properties" below.

       Our 1999 system peak demand occurred in August and was 1,767,000 kW. Our 2000 year-to-date system peak demand occurred in August and was 1,839,000 kW. Our sales and peak demand are affected and influenced by weather and are generally highest during the summer air-conditioning and winter heating seasons. For information concerning the financial effects of seasonal demand on our quarterly operating results, see Note P to the audited financial statements included in Annex F to this registration statement. We expect the peak demand on our system to grow at a compound annual rate of approximately 2% to 3% over the next five years. Our capacity reserve margin for 1999 was 6.3% and for the first nine months of 2000 was 7.7%. To meet our capacity reserve margin for 2000, we purchased 605 MW of firm capacity and transmission service that began on June 1, 2000, and increases to 760 MW in 2004 pursuant to several agreements. See "--Power Purchases" above for a description of these power purchase agreements. We believe we can meet our anticipated growth in customer demand by purchasing the required capacity on the wholesale market. Future capacity requirements may be satisfied by continuing to purchase power on the wholesale market, adding capacity to existing power plants or building new power plants.

Marketing Operations

       We began marketing electricity into the Entergy market in mid-1998. In 1999, we expanded that activity into the Cinergy market. In 1999, we also began marketing natural gas. We have seen a reduction in energy marketing revenues in 2000 when compared with prior years due to a reduced level of energy trading activity resulting from a refinement of trading practices to target selective market opportunities and due to the transfer of specific CPS generating assets to Evangeline.

       If we have excess electricity capacity or excess natural gas at our power plants, Cleco Marketing & Trading LLC (Marketing & Trading) markets the excess on our behalf. Marketing & Trading also develops a monthly gas procurement strategy for us, giving priority to achieving a reliable supply of gas to fuel our power plants, maintaining operational flexibility and cost of service in developing the strategy.

                    ENERGY MARKETING OPERATIONS

                          NINE MONTHS ENDED                YEAR ENDED
                            SEPTEMBER 30,                 DECEMBER 31,
                    ---------------------------      -----------------------
                                2000                   1999            1998
                              -------                -------         -------
                                               (IN THOUSANDS)
Revenue                        $13,000              $237,731         $32,695
Purchases                        9,487               230,084          27,322
                               -------              --------         -------
Gross Margin                   $ 3,513              $  7,647         $ 5,373

            REGULATORY MATTERS, INDUSTRY DEVELOPMENTS AND FRANCHISES

Rates

       Our retail electric operations are subject to the jurisdiction of the LPSC with respect to rates, standards of service, accounting and other matters. We also are subject to the jurisdiction of the FERC with respect to certain aspects of our business, including rates for wholesale service, interconnections with other utilities and the transmission of power. Periodically, we have sought and received increases in base rates from both the LPSC and the FERC to cover increases in operating costs and costs associated with additions to generation, transmission and distribution facilities.

       Our electric rates include a fuel and purchased power cost adjustment clause that enables us to adjust rates for monthly fluctuations in the cost of fuel and short-term purchased power. Pretax income from certain off-system sales to other utilities is passed on to customers through a reduction in fuel cost adjustment billing factors. Fuel costs and fuel adjustment billing factors are approved by the LPSC and the FERC. These cost adjustments are based on costs from earlier periods that can result in over- or under-recovery for the period in which the adjustment is made. Any over- or under-recovery is corrected by an adjustment in later periods. At September 30, 2000, the net accumulated asset for under-recovery on sales subject to the LPSC's jurisdiction was approximately $10.6 million, which is reported as Accumulated deferred fuel on the unaudited Interim Balance Sheets included in Annex F to this registration statement.

       The LPSC elected in 1993 to review the earnings of all electric, gas, water and telecommunications utilities that it regulates to determine whether the returns on equity of these companies were higher than returns that might be awarded in the economic environment at that time. In 1996, the LPSC approved a settlement of our earnings review, which lowered our electricity rates. The terms of the settlement were to be effective for a five-year period. In February 1999, the period was extended three years until 2004. For information regarding this settlement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Condition--Retail Rates" in "Item 2. Financial Information" below.

Franchises

       We operate under nonexclusive franchise rights granted by governmental units, such as municipalities and parishes (counties), and enforced by state regulation. These franchises are for fixed terms, which vary from 10 years to 50 years. In the past, we have been substantially successful in the timely renewal of franchises as each reaches the end of its term and expires. We are currently negotiating with the City of Jeanerette for franchise rights applicable to its approximately 3,000 customers. Our franchise with the City of Opelousas, which has 10,873 customers, was scheduled to expire in August 2001. In November 2000, we successfully negotiated the renewal of that franchise for a term of ten years, beginning August 2001. Our franchises with the cities of Washington and Franklinton, and their 1,891 and 2,484 customers respectively, will be up for renewal in 2003. We were successful in an October 7, 2000, referendum to renew our franchise agreement with the City of New Iberia, where we currently serve 18,744 customers, for a term of 25 years.

       No other franchises expire until 2008. A number of parishes have attempted in recent years to impose franchise fees on retail revenues earned within the unincorporated areas we serve. If the parishes are ultimately successful, taxes other than income taxes could increase substantially in future years.

Industry Developments

       Technological improvements in recent years have somewhat lessened the historical barriers to entry in the electric utility industry and have set in motion statutory and regulatory changes aimed at increased competition in the industry. Federal and state legislation and new regulatory initiatives designed to restructure electricity markets will likely produce even greater competition at both wholesale and retail levels in the future. The LPSC is investigating whether retail choice is in the best interest of Louisiana electric utility customers. During 1999, the LPSC directed its staff to develop a transition-to-competition plan, which is scheduled to be released by the LPSC in January 2001. We and a number of parties, including the other Louisiana electric utilities, certain power marketing companies and various associations representing industry and consumers, have been participating in electric industry restructuring proceedings before the LPSC since 1997. Several neighboring states have taken steps to initiate retail choice by 2002. At the federal level, several bills, some with conflicting provisions, were introduced during 1999 and 2000 to promote a more competitive environment in the electric utility industry. Management expects the debate relating to retail choice and other related issues to continue in legislative and regulatory bodies through the remainder of 2000 and in 2001. At this time, we cannot predict whether any legislation or regulation will be enacted or adopted during the remainder of 2000 or in 2001 and, if enacted, what form such legislation or regulation would take.

Wholesale Electric Competition

       The Energy Policy Act, enacted by Congress in 1992, significantly changed U.S. energy policy, including regulations governing the electric utility industry. The Energy Policy Act allows the FERC, on a case-by-case basis and with certain restrictions, to order wholesale transmission access and to order electric utilities to enlarge their transmission systems. The Energy Policy Act prohibits FERC-ordered retail wheeling (i.e., opening up electric utility transmission systems to allow customer choice of energy suppliers at the retail level), including "sham" wholesale transactions. Further, under the Energy Policy Act, a FERC transmission order requiring a transmitting utility to provide wholesale transmission services must include provisions generally permitting the utility to recover from the FERC applicant all of the costs incurred in connection with the transmission services, including any enlargement of the transmission system and any associated services.

       In addition, the Energy Policy Act revised the 1935 Act to permit utilities, including registered holding companies, and nonutilities to form "exempt wholesale generators" without the principal restrictions of the 1935 Act. Under prior law, independent power producers were generally required to adopt inefficient and complex ownership structures to avoid pervasive regulation under the 1935 Act.

       In 1996, the FERC issued Orders No. 888 and 889 requiring open access to utilities' transmission systems. The open access provisions require FERC-regulated electric utilities to offer third parties access to transmission under comparable terms and conditions as the utilities' use of their own systems. In addition, Order No. 888, as amended, provides for the full recovery from a utility's departing customers of wholesale stranded costs, to the extent such costs were prudently incurred to serve wholesale customers and would go unrecovered if those customers used open access transmission service and moved to another electricity supplier. Order No. 888, as amended, also allows customers under existing wholesale sales contracts to seek FERC approval to modify their contracts on a case-by-case basis. Because of the "grandfather" provisions of Orders No. 888 and 889, most of our existing transmission contracts are not affected by Orders No. 888 and 889. To date, the orders have not had a material impact on our operations or financial condition.

       In 1999, the FERC issued Order No. 2000, which further defines the operation of utilities' transmission systems. Order No. 2000 establishes a general framework for all transmission-owning entities in the nation to place their transmission facilities under the control of appropriate Retail Transmission Organizations (RTO). Although participation is voluntary, the FERC has made it clear that any jurisdictional entity not participating in an RTO will be subject to further regulatory steps. Current objectives state that all electric utilities that own, operate or control interstate transmission facilities should participate in an RTO that will be operational no later than December 15, 2001. On October 16, 2000, we submitted a filing with the FERC stating that we will likely join the Southwest Power Pool's (SPP) RTO either as a member of the SPP Independent System Operator (ISO) or as part of Entergy's Transco by December 15, 2001. Our decision will be made once the details of the transmission companies are finalized. The transfer of control of our transmission facilities to an RTO has the potential to materially affect our results of operations and financial condition.

       Wholesale energy markets, including the market for wholesale electric power, have been competitive and are becoming even more so as the number of participants in these markets increases as a result of enactment of the Energy Policy Act and the regulatory activities of the FERC.

Retail Electric Competition

       Currently, the LPSC does not provide exclusive service territories for electric utilities under its jurisdiction. Instead, retail service is obtained through the long-term, nonexclusive franchises described above under "-- Franchises." The LPSC uses a "300 foot rule" for determining the supplier for new customers. The application of this rule has led to competition with neighboring utilities for retail customers at the borders of our service areas. We also compete in our service area with suppliers of alternative forms of energy, some of which may be less costly than electricity for certain applications. We could experience some competition for electric sales to industrial customers in the form of cogeneration or from independent power producers. However, we believe that our rates and the quality and reliability of our service place us in a favorable competitive position in current retail markets, as we have ranked No. 1 in reliability among electric utility companies in our state for the past two years, based upon annual filings in the LPSC Reliability Order.

Legislative and Regulatory Changes and Matters

       Various federal and state legislative and regulatory bodies are considering a number of issues in addition to those discussed above that will shape the future of the electric utility industry. Such issues include, among others:

 .  the deregulation of retail electricity sales;

 .  the ability of electric utilities to recover stranded costs;

 .  the repeal or modification of the 1935 Act;

 . the unbundling of vertically integrated electric utility companies into separate business segments or companies (i.e., generation, transmission, distribution and retail energy service);

 . the role of electric utilities, independent power producers and competitive bidding in the construction and operation of new generating capacity; and

 . the pricing of transmission service on an electric utility's transmission system.

We are unable, at this time, to predict the outcome of these issues or their effect on our financial position, results of operations or cash flows.

       For information on certain regulatory matters and regulatory accounting affecting us, see "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Regulatory Matters" in "Item 2. Financial Information" below.

                             ENVIRONMENTAL MATTERS

Environmental Quality

       We are subject to numerous laws and regulations administered by federal, state and local authorities to protect the environment. These statutory and regulatory provisions impose various substantive requirements, the violation of which may result in substantial fines and penalties. Environmental requirements continue to increase as a result of new legislation, administrative actions and judicial interpretations. Therefore, the precise future effects of existing and potential requirements are difficult to determine. During 1999 and the first nine months of 2000, our capital expenditures related to environmental compliance totaled approximately $3.7 million and $0.5 million, respectively, due largely to the installation of peaking cooling towers at one of our generating stations in 1999. Expenditures related to environmental compliance for the remainder of 2000 and for 2001 are estimated to total approximately $0.6 million and $1.3 million, respectively.

Air Quality

       The State of Louisiana regulates emissions from each of our generating units through regulations issued by the Air Quality Division (AQD) of the Louisiana Department of Environmental Quality (LDEQ). In addition, the AQD implements certain programs initially established by the federal Environmental Protection Agency (EPA). The AQD establishes standards of performance or requires permits for certain generating units in Louisiana. All of our generating units are subject to these requirements.

       The federal Clean Air Act Amendments of 1990 (the Act) established a regulatory program to address the effects of acid rain and imposed restrictions on sulfur dioxide (SO2) emissions from certain generating units. The Act essentially requires that utilities, like us, must hold a regulatory "allowance" for each ton of SO2 emitted beginning in the year 2000. The EPA is required to allocate a set number of allowances to each affected unit based on its historic emission levels. After the initial allocation, we requested an adjustment to the allowance allocation for Rodemacher Unit 2 because of an extended outage of the unit during one of the years used in the EPA's calculation. Because the final allowance allocation did not reflect the requested adjustment, we filed a petition for judicial review of the EPA's action in May 1993 in the United States Court of Appeals for the District of Columbia Circuit. In October 1995, the EPA signed a settlement agreement in which it agreed to give Rodemacher Unit 2 the additional allowances requested. In December 1996, the EPA published proposed changes to the Acid Rain Program that would grant Rodemacher Unit 2 the additional allowances. In June 1998, the proposed changes were made final.

       The Act also requires the EPA to revise nitrogen oxides (NOx) emission limits for existing coal-fired boilers. In November 1996, the EPA finalized rules lowering the NOx emission rate for certain boilers, including Rodemacher Unit 2 and Dolet Hills Unit 1. Under this rule, Rodemacher Unit 2 and Dolet Hills Unit 1 would have had to meet this new emission rate by January 1, 2000. The rule also allows an option to "early elect," that is, achieve compliance with a less restrictive NOx limit beginning January 1, 1997. We exercised this option in December 1996. Early election protects us from any further reductions in the NOx permitted emission rate until 2008. Rodemacher Unit 2 and Dolet Hills Unit 1 were in compliance with the NOx early election limits in 1998, 1999 and the first nine months of 2000 and are expected to continue to be in compliance during the remainder of 2000 without undergoing significant capital improvements. Significant future reductions in NOx emission limits may require modification of burners or other capital improvements at either or both of these units.

Water Quality

       We have received from the EPA all National Pollutant Discharge Elimination System (NPDES) permits required under the Clean Water Act for discharges from our four generating stations. NPDES permits have fixed dates of expiration and we have applied for renewal of these permits within the applicable time periods. The Office of Water Resources of the LDEQ requires facilities that discharge wastewater into Louisiana waters to obtain permits from the Louisiana Pollution Discharge Elimination System (LPDES). We have applied for and received LPDES permits for our four generating stations.

       The federal Clean Water Act, which was passed in 1972, contains provisions requiring the EPA to evaluate all bodies of water within its jurisdiction to determine if they meet water quality standards and to establish a program to bring noncompliant bodies of water into compliance with the standards. Given the enormous number of bodies of water required to be evaluated and the complexity of standards set forth in the Clean Water Act, the EPA has not completed the requirements. In the last few years, environmental groups have sued the EPA over the failure to address these requirements of the Clean Water Act. In October 1999, the EPA received a federal court order to develop and implement Total Maximum Daily Loadings (TMDLs) for all impacted streams in Louisiana. The TMDLs will restrict the amount of specific covered pollutants that may be discharged under revised permits that will incorporate the limitations of TMDL. We are evaluating the potential impact of TMDL limitations to our facilities. Similar court proceedings against the EPA are occurring throughout the United States over enforcement of the federal Clean Water Act.

Solid Waste Disposal

       The Solid Waste Division (SWD) of the LDEQ has adopted regulations and a permitting system for the management and disposal of solid waste generated by power stations. We have received all required permits from the SWD for the on-site disposal of solid waste generated at our four generating stations.

Hazardous Waste Generation

       We produce certain wastes at our four generating stations and at other locations that are classified as hazardous. The Hazardous Waste Division of the LDEQ regulates these wastes and has issued identification numbers to the sites where such wastes are produced. We do not treat, store or dispose of these wastes on-site; therefore, no permits are required. All hazardous wastes we produce are disposed of at federally permitted hazardous waste disposal sites.

Toxics Release Inventory

       The Toxics Release Inventory (TRI) is a part of the Emergency Planning and Community Right to Know Act and is administered by the EPA. The TRI is an annual reporting requirement for industrial facilities on about 650 substances they release into air, water and land. The TRI ranks companies based on how much of a particular substance they release on a state level and a parish (county) level. On May 1, 1997, the EPA added seven new industry groups to the TRI, including electric utility facilities. Before the 1997 additions, we were exempt from the reporting requirements of the TRI. We submitted TRI reports on our 1998 activities before July 1, 1999. The EPA and LDEQ reported TRI data in May and June 2000, respectively. The rankings do not result in any federal or state penalties, but may result in adverse public perceptions of us. Management is aware of the potential adverse effects and has taken steps to mitigate the situation.

Electric and Magnetic Fields

       The possibility that exposure to electric and magnetic fields (EMF) emanating from electric power lines, household appliances and other electric devices may result in adverse health effects or damage to the environment has been a subject of current public attention. We fund research on EMFs through various organizations. The scientific research conducted to date concerning the effects of EMFs has not led to any definitive results, but research is continuing. Lawsuits alleging that the presence or use of electric power transmission and distribution lines has an adverse effect on health and/or property values have arisen in several states against electric utilities and others.

                                   CUSTOMERS

       No customer accounted for 10% or more of our electric operating revenues in 1999 or the first nine months of 2000. Additional information regarding our sales and revenues is set forth in "--Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in
"Item 2.  Financial Condition" below.

                                   EMPLOYEES

       At September 30, 2000, we had 664 full-time employees. Employee relations are good and we have not had any material work stoppage due to labor disagreements.

ITEM 2.  FINANCIAL INFORMATION.

                            SELECTED FINANCIAL DATA

       The following tables present our selected financial data. The data set forth below should be read together with "--Management's Discussion and Analysis of Financial Condition and Results of Operations" below and our historical financial statements and the notes to those statements included in Annex F to this registration statement. Our selected income statement data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and our selected balance sheet data as of December 31, 1998 and 1999 are derived from audited financial statements. Our selected income statement data for the nine months ended September 30, 1999 and 2000 and our selected balance sheet data at September 30, 2000 have been derived from our unaudited interim financial statements, and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. Our financial information for periods prior to July 1, 1999 include the results of former subsidiaries that were transferred to Cleco in connection with the reorganization into a holding company structure.

                                  AS AND FOR THE                                 AS AND FOR THE
                                 NINE MONTHS ENDED                                 YEAR ENDED
                                   SEPTEMBER 30,                                  DECEMBER 31,
                              -----------------------   --------------------------------------------------------------
                                 2000         1999         1999         1998         1997         1996         1995
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND DIVIDEND AMOUNTS)
Income Statement Data
---------------------
Operating Revenues            $  481,716   $  618,855   $  751,561   $  515,175   $  456,245   $  437,121   $  396,227
Net Income                    $   49,290   $   45,270   $   55,636   $   51,664   $   50,402   $   50,061   $   46,651
Basic EPS                     $     2.19   $     2.01   $     2.47   $     2.30   $     2.24   $     2.23   $     2.08
Diluted EPS                   $     2.19   $     2.01   $     2.43   $     2.24   $     2.18   $     2.16   $     2.02
Cash dividends per            $     1.76   $     2.63   $     3.96   $     1.61   $     1.57   $     1.53   $     1.49
 common share

Balance Sheet Data
------------------
Total Assets                  $1,310,646   $1,525,570   $1,418,145   $1,429,000   $1,361,044   $1,321,771   $1,266,034
Long-Term Debt, net           $  335,383   $  360,322   $  360,339   $  343,042   $  365,897   $  340,859   $  360,822
Redeemable Preferred Stock    $      -0-   $      -0-   $      -0-   $    5,680   $    6,120   $    6,372   $    6,610

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

       The following discussion and analysis should be read in combination with our audited and unaudited interim financial statements and the notes thereto contained in Annex F to this registration statement.

       We are an electric utility that contains LPSC jurisdictional generation, transmission and distribution electric utility operations. We provide electric utility services to approximately 249,000 retail and wholesale customers in 63 communities and rural areas in an approximately 14,000-square mile region in the State of Louisiana. Effective July 1, 1999, we were reorganized into a holding company structure. This reorganization resulted in the formation of Cleco as a new holding company, which became the owner of all our outstanding common stock. In connection with the reorganization, we transferred the shares of capital stock and member's equity of all our subsidiaries to Cleco. Accordingly, financial statements and data in this registration statement that pertain to the periods prior to our holding company reorganization include amounts related to subsidiaries that are no longer our subsidiaries.

                             RESULTS OF OPERATIONS


                                                    NINE MONTHS
                                                ENDED SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                            ----------------------------      --------------------------------------------------
                                                2000            1999               1999           1998               1997
                                             --------        --------            --------       --------           --------
Operating Revenues                                                           (IN THOUSANDS)
Base                                           $247,369        $237,360            $306,225       $296,893           $278,412
Fuel cost recovery                              214,799         151,918             202,565        190,387            177,833
Energy marketing                                 13,000         230,418             237,731         32,695                  -
Affiliate revenues                                7,781           4,259               7,816              -                  -
Customer credits                                 (1,233)         (5,100)             (2,776)        (4,800)                 -
                                               --------        --------            --------       --------           --------
   Total Operating Revenues                    $481,716        $618,855            $751,561       $515,175           $456,245

Operating Expenses
Fuel                                           $126,437        $104,480            $146,825       $142,737           $136,009
Purchased power                                  94,425          52,966              65,303         53,011             44,590
Energy marketing                                  9,487         223,225             230,084         27,322                  -
Other operations                                 58,192          54,217              75,856         71,066             64,618
Maintenance                                      24,372          23,321              29,369         30,285             23,286
Depreciation                                     37,162          37,345              49,285         48,369             45,890
Taxes other than income                          27,786          27,425              35,870         35,420             33,422
Income taxes                                     25,974          24,794              27,272         26,666             27,729
Restructuring charges                                 -               -                   -              -              1,891
Affiliate costs                                   6,420           3,880               6,397              -                  -
                                               --------        --------            --------       --------           --------
   Total Operating Expenses                    $410,255        $551,653            $666,261       $434,876           $377,435
                                               --------        --------            --------       --------           --------
Operating Income                               $ 71,461        $ 67,202            $ 85,300       $ 80,299           $ 78,810
                                               --------        --------            --------       --------           --------
Other income (expense), net                        (425)            (14)               (203)           862              2,295
Interest charges including amortization
 of debt expense, premium and discount
 and AFUDC                                       21,746          20,899              28,414         27,360             28,586

Preferred dividend requirements, net                  -           1,047               1,047          2,137              2,117
                                               --------        --------            --------       --------           --------
Net income applicable to common stock          $ 49,290        $ 45,270            $ 55,636       $ 51,664           $ 50,402
                                               ========        ========            ========       ========           ========

       Weather influences the demand for electricity, especially among residential customers. Demand for electricity by commercial and industrial customers is primarily dependent upon the strength of the economy in the service territory and the nation and is less affected by weather. Sales to industrial customers are also affected by the worldwide demand for wood products, since our two largest customers are producers of such products. The following charts compare the kilowatt-hour sales by customer class, for the years ended December 31, 1999, 1998 and 1997 and the nine months ended September 30, 2000 and 1999.

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------------------------------------------------------------------------
                                                   1999                         1998                         1997
                                     -------------------------------------------------------------------------------------
                                         MILLION        PERCENT        MILLION       PERCENT       MILLION        PERCENT
                                           KWH          CHANGE           KWH          CHANGE         KWH          CHANGE
                                        ----------   -------------   -----------   ------------   ----------   -------------
Retail electric customers
  Residential........................        3,208          (0.7%)         3,230         13.8%         2,838           4.2%
  Commercial.........................        1,597           4.4%          1,529          9.8%         1,393           4.1%
  Industrial.........................        2,720           8.0%          2,518          2.1%         2,467           4.1%
  Other retail.......................          574           3.4%            555          4.1%           533           1.3%
  Sales for resale...................          373          (7.2%)           402         29.3%           311           6.9%
                                            ------         -----           -----        -----          -----         -----
Total sales to regular customers.....        8,472           2.9%          8,234          9.2%         7,542           4.1%
Short-term sales to other utilities..          126          65.8%             76        (51.6%)          157         (52.4%)
Sales from marketing activities......        5,815         467.3%          1,025            -              -             -
                                            ------         -----           -----        -----          -----         -----
          Total electric sales.......       14,413          54.4%          9,335         21.2%         7,699           1.6%
                                            ======         =====           =====        =====          =====         =====

                                     FOR THE NINE MONTHS ENDED
                                           SEPTEMBER 30,
                       --------------------------------------------------
                                     2000                     1999
                       -----------------------------    -----------------
                           MILLION         PERCENT          MILLION
                             KWH           Change             kWh
                       ---------------   -----------     -------------
Retail electric
 customers
  Residential.........         2,589           2.4%            2,529
  Commercial..........         1,290           2.9%            1,253
  Industrial..........         2,198           7.8%            2,039
  Other retail........            93           6.9%               87
  Sales for resale....           661          (4.7%)             694
                               -----         -----            ------
Total sales to
 regular customers....         6,831           3.5%            6,602
Short-term sales to
 other utilities......            36         (70.5%)             122
Sales from marketing
 activities...........           196         (96.7%)            5879
                               -----         -----            ------
          Total electric
           sales......         7,063          44.0%           12,603
                               =====         =====            ======

       During the last five years, electric sales growth to retail electric customers averaged 5.6% and, based on current information, is expected to range from 2% to 3% per year during the next five years. The levels of future sales will depend upon factors such as weather conditions, customer conservation efforts, retail marketing and business development programs, and the overall economy of the service area. Some of the issues facing the electric utility industry that could affect sales include deregulation, retail wheeling, legislative and regulatory changes, retention of large industrial customers, franchises and access to transmission systems.

       Sales from energy marketing activities are primarily affected by transmission constraints, demand versus supply, market prices and our marketing strategies.

       Changes in fuel and purchased power expenses reflect fluctuations in generation mix, fuel costs, availability of economy power and deferral of expenses for recovery from customers through fuel adjustment clauses in subsequent months. The following tables show the amount and changes in fuel and purchased power expenses for the years ended December 31, 1999, 1998 and 1997 and for the nine months ended September 30, 2000 and 1999.

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                 --------------------------------------------------------------------------
                                            1999                      1998                      1997
                                 --------------------------------------------------------------------------
                                       IN       PERCENT          IN       PERCENT          IN        PERCENT
                                    THOUSANDS    CHANGE       THOUSANDS    CHANGE       THOUSANDS    CHANGE
                                    ---------   --------      ---------   --------      ---------   ---------
Fuel used for electric generation    $146,825       2.9%       $142,737       4.9%       $136,009      17.6%
Power purchased..................      65,303      23.2%         53,011      18.9%         44,590     (19.8%)
                                     --------     -----        --------      ----        --------     -----
          Total fuel expenses....    $212,128       8.4%       $195,748       8.4%       $180,599       5.4%
                                     ========     =====        ========      ====        ========     =====
Gas purchased for marketing......    $ 24,687         -               -         -               -         -
Power purchased for marketing....    $205,397     651.8%       $ 27,322         -               -         -

                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                     -------------------------------------------
                                                2000                   1999
                                     --------------------------    ------------
                                         IN           PERCENT           IN
                                     THOUSANDS         CHANGE        THOUSANDS
                                     -------------   ----------    -------------
Fuel used for electric generation....   $126,437        21.0%        $104,480
Power purchased......................     94,425        78.3%          52,966
                                        --------       -----         --------
          Total fuel expenses........   $220,862        40.3%        $157,446
                                        ========       =====         ========

Gas purchased for marketing..........   $  5,624       (71.3%)       $ 19,619
Power purchased for marketing........      2,107       (98.9%)        203,606
Option expense.......................   $  1,756           -                -
          Total marketing expenses...   $  9,487       (95.7%)       $223,225
                                        ========       =====         ========

Nine Months Ended September 30, 2000 compared to Nine Months Ended September 30, 1999

       Operating revenues for the nine months ended September 30, 2000, were $137.1 million, or 22.2% less than the same period in 1999. The decrease in operating revenues was due to a reduced level of trading activity, partially offset by higher base, fuel and transmission revenues, along with increased customer ancillary charges for disconnects and reconnects. Year-to-date base revenues were higher than the same period in 1999 due to customer growth, warmer weather, and higher large customer sales. KWh sales to residential customers increased 2.4% compared to the same period in 1999, increasing base revenues for the nine months ended September 30, 2000 by $2.4 million as compared to the same period in 1999. KWh sales to industrial customers were 7.8% higher than the same period in 1999 due to increased usage.

       Fuel cost recovery revenues for the nine months ended September 30, 2000, increased primarily from sales to residential customers, which increased $25.7 million, and sales to industrial customers, which increased $18.2 million in relation to the same period in 1999. The increase in fuel cost recovery revenues is related to higher kWh sales and increased natural gas prices for the nine months ended September 30, 2000, compared to the same period in 1999. Changes in fuel costs have historically had no effect on net income, as fuel costs are generally recovered through fuel costs adjustment clauses that enable us to pass on to customers substantially all changes in the cost of generating fuel and purchased power. These adjustments are audited monthly and are regulated by the LPSC (representing about 99% of the total fuel cost adjustment) and the FERC. Until approval is received, the adjustments are subject to refund.

       Energy marketing revenues for the nine months ended September 30, 2000, decreased $217.4 million as compared to the same period in 1999. We have seen a reduction in energy marketing revenues in 2000 when compared with prior years due to a reduced level of energy trading activity. The reduced trading activity resulted from a refinement of trading practices and from the transfer of specific CPS generating assets to Evangeline.

       Affiliate revenues for the nine months ended September 30, 2000, increased by $3.5 million or 82.7% compared to the same period in 1999. The increase in affiliate revenues is primarily the result of leasing office space to Cleco Support Group LLC (Support Group) beginning January 2000, as well as providing supplemental line construction and line maintenance crews and selected distribution and transmission engineering projects for Utility Construction & Technology Solutions LLC (UtiliTech) and providing interconnection and generation imbalance services to Evangeline. For more information see "--Intercompany Transactions" in "Item 7. Certain Relationships and Related Transactions" below.

       Operating Revenues for the nine months ended September 30, 2000, were decreased by a $1.2 million accrual for estimated customer credits, which was a $3.9 million decrease from the $5.1 million accrual recognized for the same period in 1999. Accruals for estimated customer credits may be required under terms of an earnings review settlement reached with the LPSC in 1996. For more information regarding the earnings review settlement, see "--Financial Condition--Retail Rates" below.

       Operating expenses decreased $141.4 million or 25.6% during the nine months ended September 30, 2000, compared to the same period in 1999. The decrease in operating expenses is primarily the result of a decrease in energy marketing expenses, partially offset by increased capacity charges and higher fuel costs. Energy marketing expenses decreased $213.7 million compared to the same period in 1999 due to the same factors noted above for decreases in energy marketing revenues. Offsetting the decrease in energy marketing expenses was an increase of $63.4 million in fuel and purchased power for retail utility operations due to the increased kWh sales and increased energy prices primarily driven by increases in natural gas prices as compared to the first nine months of 1999.

       We purchase power from other power generators when the price of the energy purchased is less than the cost to us of generating such energy from our own facilities or when our generating units are unable to provide electricity to satisfy our load. Thirty-five percent of our energy requirements during the nine months ended September 30, 2000, were met with purchased power, compared to 30% for the corresponding period in 1999. The increase was caused by the replacement of the CPS output with a power contract with Williams Energy and to a lesser extent by outage for maintenance at Dolet Hills in 2000, both requiring us to purchase more power in the third quarter of 2000 than we did in the third quarter of 1999 to meet load requirements. The increase was also caused by increased kWh sales in the first nine months of 2000 compared to the same period of 1999.

       Affiliate costs for the nine months ended September 30, 2000, increased by $2.5 million or 65.5% compared to the same period in 1999. The increase in affiliate costs is primarily due to the lease of office space to Support Group beginning in January 2000, as well as providing supplemental line construction and maintenance crews for UtiliTech and interconnection services to Evangeline. For more information on these services, see "--Intercompany Transactions" in "Item 7. Certain Relationships and Related Transactions" below. Maintenance and depreciation expenses for the nine months ended September 30, 2000, remained relatively flat compared to the same period in 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

       Operating revenues for the year ended December 31, 1999, were 45.9% greater than the same period in 1998. The increase was primarily due to increased marketing activities. Electric marketing operation activities did not commence until late in the second quarter of 1998 and were still in start-up mode in the third quarter of 1998. Also contributing to the increase was a 4.2% increase in base revenues. The increased sales were attributable to above normal additions of commercial customers and continued overall health of the economy in our service territory.

       Approximately half of the $9.3 million increase in base revenues for the year 1999, as compared to the same period in 1998, was due to a 2.9% increase in sales to regular customers. The remainder of the increase was due to increased transmission and miscellaneous revenues. Fuel cost recovery revenues collected for the year 1999 increased $12.2 million, as increased demand for power necessitated the purchase of more power on the wholesale market at higher prices than in 1998.

       Energy marketing revenues increased $205.0 million in 1999 as compared to 1998 due to growth and expansion in our electric marketing operation. Our electric marketing operation commenced late in the second quarter of 1998 and was not fully operational until 1999. The operation expanded from trading only on the Into Entergy market in 1998 to also trading on the Cinergy market in 1999. Our electric marketing operation also started marketing natural gas in 1999.

       The increase in sales to commercial and industrial customers during 1999 as compared to 1998 resulted primarily from increased economic growth in the region served by us and in the United States generally.

       Affiliate revenues for the year ended December 31, 1999, were $7.8 million greater than the same period in 1998 due to the formation of a holding company on July 1, 1999. Prior to July 1999, all affiliates were subsidiaries of the Company and their operations were included with those of the Company and reflected in our income/ (expenses), net. For more information on affiliate transactions after July 1, 1999, see Note L to the audited financial statements included in Annex F to this registration statement.

       Revenues in 1999 were decreased by a $2.8 million accrual for estimated customer credits, a $2 million decrease from the $4.8 million accrued in 1998. For more information see Note J to the audited financial statements included in Annex F to this registration statement.

       Operating expenses increased $231.4 million in 1999 as compared to 1998. The increase in operating expenses was primarily the result of an increase in energy marketing expenses. Our electric marketing operations were not fully operational until 1999.

       Total fuel expense increased $16.4 million in 1999. Total fuel expense increased due primarily to increased demand from native load customers, which necessitated the purchase of more power on the wholesale market at higher prices than in 1998. During 1999, 27% of our energy requirements were met with purchased power, up from 24% in 1998. Power purchased for marketing increased due primarily to a full year of activity by our energy marketing operation in 1999. Natural gas marketing did not begin until 1999.

       Interest expense for 1999 increased $1.1 million as compared to 1998.
The increase was due to higher interest rates on variable-rate, short-term debt during 1999, higher interest expense on pollution control bonds due to the refinancing of the bonds at a fixed rate, and the replacement of short-term debt with medium-term notes in order to pre-fund the refinancing of medium-term notes. Other operations expense, maintenance and depreciation expenses for the year 1999 remained relatively flat compared to the year 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

       Operating revenues in 1998 were reduced, compared to 1997, by a $4.8 million provision for customer rate refunds based on the 1996 LPSC settlement. Approximately $18.4 million of the $58.9 million increase in 1998 operating revenues was due to an increase in base revenues from a 9.2% growth in kWh sales to regular customers. Approximately $32.7 million of the increase was due to sales from energy marketing operations, which began in 1998.

       Fuel cost recovery revenues collected in 1998 increased $12.5 million over 1997 due to the increased demand for power, higher market prices for purchased power and the increased use of natural gas as generating fuel instead of coal and lignite.

       The increase in sales to residential customers during 1998 as compared to 1997 resulted primarily from warmer-than-normal spring and summer seasons in 1998. Sales to residential customers were also boosted by the addition of 7,700 mostly residential customers on September 30, 1997, through the acquisition of the business of a rural electric cooperative utility, Teche Electric Cooperative, Inc. (Teche). Sales to commercial and industrial customers grew from 1997 as a result of customer growth and increased economic growth in the region served by us.

       Operating expenses increased $57.4 million for the year 1998 as compared to the same period in 1997. The increase in operating expenses was primarily the result of an increase in energy marketing expenses. Our electric marketing operations did not commence until late in the second quarter of 1998. Other operations expense increased due to increases in staffing. Maintenance expenses increased due to several unanticipated generating unit repairs due to mechanical problems and increased right-of-way reclearing. Depreciation expense increased primarily due to a full year of depreciation on property additions associated with the acquisition of the Teche assets and planned additions to generation, transmission and distribution facilities.

       Total fuel expense increased $15.1 million in 1998 over 1997. The increase was primarily a result of the increased demand for power, higher market prices for purchased power, and the increased use of natural gas as generating fuel instead of coal and lignite. Power marketing was in its first year of operation in 1998. During 1998, 24% of our energy requirements were met with purchased power, the same amount as in 1997.

Allowance for Funds Used During Construction

       AFUDC represents the estimated cost of financing LPSC and FERC rate-regulated construction work-in-progress and is not a current source of cash. A return on and recovery of AFUDC is permitted by regulatory bodies in setting rates charged for utility services. AFUDC for the first nine months of 2000 increased 45.9% due to increased short-term borrowings over the same period in 1999. AFUDC for 1999 decreased as a result of lower LPSC and FERC rate-regulated construction expenditures. AFUDC for 1998 increased as a result of higher LPSC and FERC rate-regulated construction. AFUDC accounted for 0.9% of net income applicable to common stock in 1999, compared to 2.2% in 1998 and 0.9% in 1997.

Financial Condition

       Liquidity and Capital Resources

       Financing for construction requirements and operational needs is dependent upon the cost and availability of external funds through capital markets and from financial institutions. Access to funds is dependent upon factors such as general economic conditions, regulatory authorizations and policies and our credit rating.

       At December 31, 1999 and 1998, we had $5.9 million and $68.4 million, respectively, of short-term debt outstanding in the form of commercial paper and bank loans. Short-term debt decreased as a result of the 1999 issuance of $50 million of medium-term notes by us. We used the proceeds from these medium term notes to refinance $10 million in medium-term notes that matured in May 1999, redeem $20 million of putable medium term notes in November 1999, and to pay down short-term debt. At September 30, 2000, we had $61.8 million in short-term debt outstanding. The increase in short-term debt as compared to December 30, 1999 was a result of $25 million in medium-term notes maturing and a normal lag between higher-than-normal fuel costs and the recovery of those fuel costs from customers. A $100 million revolving credit facility expired on June 15, 2000, and a new $100 million, 364-day revolving credit facility was finalized concurrently with the expiration. The $100 million facility supports the issuance of commercial paper and other general corporate purposes.

       Cash Generation and Cash Requirements--Cash Flows

       During 1999, cash flows from operating activities generated $150.9 million, as shown in the audited Statements of Cash Flows included in Annex F to this registration statement. Net cash provided by operating activities resulted from net income, adjusted for noncash charges to income, and changes in working capital. Net cash used in investing activities related to additions to property, plant and equipment and changes in utility and nonutility investments. Net cash used in financing activities resulted principally from the redemption of $82.4 million in commercial paper and $59.2 million in dividends paid. The outflows were reduced by issuance of $50 million in long-term debt.

       During the first nine months of 2000, cash flows from operating activities generated $44.4 million as shown in the unaudited Interim Statement of Cash Flows included in Annex F to this registration statement. Net cash provided by operating activities resulted from net income, adjusted for noncash charges to income, and changes in working capital. Net cash used in investing activities related to additions to property, plant and equipment and changes in utility and nonutility investments.

       Cash Generation and Cash Requirements--Construction Overview

       Our construction consists of assets that may be added to our rate base with the cost, if considered prudent by the LPSC, being passed on to our customers. Those assets earn a rate of return restricted by the LPSC and are subject to the rate agreement described under "Retail Rates" below. Construction consists of additions to our distribution system, improvements to our transmission system and improvements at our generation stations.

       In 1997, we acquired the assets of Teche for $22.4 million. The assets consisted primarily of electric distribution lines and substations. The purchase added approximately 7,700 mostly residential customers to our distribution system.

       In recent years, our construction program has consisted primarily of enhancements to our transmission and distribution system and improvements at our generating stations. Construction expenditures, excluding AFUDC, totaled $51.7 million in 1999, $53.9 million in 1998, excluding $40.1 million in repowering of CPS which was subsequently transferred to Evangeline, $55.1 million in 1997, excluding purchase of the Teche assets and $31.7 million for the first nine months of 2000.

       Construction expenditures, excluding AFUDC, for the fourth quarter of 2000 are estimated to be $22.3 million and for the five-year period ending 2004 are expected to total $225 million. About one-half of the planned construction in the five-year period will support line extensions and substation upgrades to accommodate new business and load growth. Some investment will be made to rehabilitate older transmission, distribution and generation assets. We will also continue to invest in technology to allow us to operate more efficiently.

       In 1999, 100% of our construction requirements were funded internally, as compared to 99.8% in 1998 and 100% in 1997. In the first nine months of 2000, 99% of our construction requirements were funded internally. For the five-year period ending 2004, 99% of our construction requirements are expected to be funded internally.

       Cash Generation and Cash Requirements--Other Cash Requirements

       Scheduled maturities of debt and preferred stock have totaled approximately $25.0 million for the first nine months of 2000 and will total approximately $154.6 million for the five-year period ending 2004. We are currently pursuing becoming a "reporting person" under the Securities Exchange Act of 1934 in order to file a debt securities shelf registration statement. We expect to establish a new unsecured medium-term note program as part of this shelf registration. The Company will use the notes to paydown commercial paper balances and finance construction.

       Retail Rates

       Retail rates regulated by the LPSC accounted for approximately 66% of our revenues in 1999 and 95.6% of our revenues in the first nine months of 2000.
The increase in the proportion of revenues affected by the rate making authority of the LPSC is due to the decrease in energy marketing revenues, which prices
are primarily set by the wholesale market.   Fuel costs and monthly fuel
adjustment billing factors are subject to audit by the LPSC. In the past, we have sought increases in base rates to reflect the cost of service related to plant facility additions and increases in operating costs. If we request an increase in our rates, and adequate rate relief is not granted on a timely basis, our ability to attract capital at reasonable costs to finance operations and capital improvements might be impaired.

       The LPSC elected in 1993 to review the earnings of all electric, gas, water and telecommunications utilities it regulates to determine whether the returns on equity of these companies were higher than returns that might be awarded in the economic environment at the time. In 1996 the LPSC approved a settlement of our earnings review, which provides our customers with lower electricity rates. A base rate decrease of $3 million annually became effective November 1, 1996, with a second decrease of an additional $2 million annually effective January 1, 1998. The terms of this settlement were to be effective for a five-year period. In February 1999, the period was extended three years until 2004 under an agreement with the LPSC to transfer the existing assets of CPS from our LPSC-regulated rate base into Evangeline, which repowered the CPS generating plant.

       During the eight-year period ending September 30, 2004, an LPSC-approved rate stabilization plan is in place. This plan allows us to retain all earnings equating to a regulatory return on equity up to and including 12.25% on our regulated utility operations. Any earnings which result in a return on equity over 12.25% and up to and including 13% will be shared equally between us and our customers. Any earnings above 13% will be fully refunded to customers. This effectively allows us the opportunity to realize a regulatory rate of return of up to 12.625%. As part of the rate stabilization plan, the LPSC will annually review our revenues and return on equity. If we are found to be achieving a regulatory return on equity above the minimum 12.25%, a refund will be made in the form of billing credits during the month of September following the evaluation period. Refunds of $6.1 million and $1.0 million were given in September 1999 and September 2000 respectively, reflective of the earnings level achieved in the previous earnings period. In October 2000, we agreed to pay an additional $0.5 million in refund relating to the September 1999 period to be paid to customers in September 2001. This additional refund was due to information obtained by the LPSC while reviewing a complaint filed with the LPSC by several line construction companies located within Louisiana. A reserve has been established for this additional refund. For more information on this complaint, see Note C to the unaudited interim financial statements included in Annex F to this registration statement.

       In November 1997, the LPSC issued an order in a generic docket that promulgated new standards for the monthly Fuel Adjustment Clause (FAC) rate filings of electric utility companies under its jurisdiction. The order adopted new rules and procedures for the monthly FAC computation and changes in reporting of fuel and purchased power cost. Although the order narrowed the types of costs that can be included in the FAC, it offset this reduction with an increase in base rates. New rate schedules that incorporate the shifting of costs from FAC to base rates were calculated and subsequently approved by the LPSC for implementation on January 1, 2000. The changes have not had significant impacts to our financial position or results of operations.

       Regulatory Matters

       We have recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of regulators, pursuant to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). The effects of potential deregulation of the industry or possible future changes in the method of rate regulation could require us to discontinue the application of SFAS No. 71, pursuant to SFAS No. 101, "Regulated Enterprises--Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS No. 101). At December 31, 1999, and September 30, 2000, we have recorded $18.7 million and $32.0 million, respectively, of regulatory assets, net of regulatory liabilities, because of the regulatory requirement to flow through the tax benefits of accelerated deductions to current customers and an implied regulatory compact that future customers would pay for additional taxes when we paid additional taxes. These differences occur over the lives of relatively long-lived assets, up to 30 years or more. Under the current regulatory and competitive environment, we believe that these regulatory assets are fully recoverable. However, if in the future, as a result of regulatory changes or increased competition, our ability to recover these regulatory assets would not be probable, then to the extent that these regulatory assets were determined not to be recoverable, we would be required to write off or write down these assets.

       SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121), establishes accounting standards for determining if long-lived assets are impaired, and when and how losses, if any, should be recognized. We believe that the net cash flows that will result from the operation of our assets are currently sufficient to cover the carrying value of the assets.

       The Emerging Issues Task Force (EITF) assists the FASB in identifying emerging issues affecting financial reporting. In 1997, the EITF reached a consensus in Issue No. 97-4, "Deregulation of the Pricing of Electricity--Issues Related to the Application of FASB Statements No. 71 and 101" (EITF No. 97-4). EITF No. 97-4 specified that SFAS No. 71 should be discontinued at a date no later than when the details of a transition plan toward the deregulation of electric rates for all or a portion of the entity subject to such plan are known. However, other factors could cause the discontinuation of SFAS No. 71 before that date. Additionally, EITF No. 97-4 establishes that regulatory assets to be recovered through cash flows derived from another portion of the entity which continues to apply SFAS No. 71 should not be written off, but rather should continue to be considered regulatory assets of the separable portion which will continue to apply SFAS No. 71.

       Recent Accounting Standards

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), effective for fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" (SFAS No.
137), which changed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS No.
138), which modified certain provisions of SFAS No. 133.

       We will implement the requirements of these accounting standards effective January 1, 2001. In early 2000, we organized a cross-functional project team for the implementation of SFAS No. 133, as amended. The team has completed an inventory of our financial instruments, commodity contracts and other commitments for the purpose of identifying and assessing our derivative-related transactions.

       We have entered into certain forward and option contracts for the future purchase or sale of electricity and natural gas that meet the derivative criteria of SFAS No. 133, as amended. We currently record changes in the fair value (mark-to-market), due to changes in the underlying commodity prices, for certain of these contracts in current earnings. These changes are influenced by various market factors, including weather and the availability of regional electric generation and transmission capacity. The cross-functional project team has not yet determined the amount of other comprehensive income to be reflected on statements of income and other comprehensive income. The team believes that application of SFAS No. 133, as amended, will cause us to reflect certain transactions in other comprehensive income based on the effectiveness of the hedges.


           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       The market risk inherent in our market risk sensitive instruments and positions is the potential change arising from increases or decreases in the short-, medium- and long-term interest rates and the commodity price of electricity traded on the Into Entergy and Cinergy exchanges and the commodity price of natural gas traded. Generally, our market risk sensitive instruments and positions, such as instruments used to provide fuel to our retail utility customers, are characterized as "other than trading" as defined by EITF No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF No. 98-10). However, we do have some positions that are considered "trading", as defined by EITF No. 98-10, such as our positions in energy marketing operations. Our exposure to market risk, as discussed below, represents an estimate of possible changes in the fair value or future earnings that would occur assuming possible future movements in the interest rates and the commodity prices of electricity and natural gas. Management's views on market risk are not necessarily indicative of actual results, nor do they represent the maximum possible gains or losses. The views do represent, within the parameters disclosed, what we estimate may happen.

Interest

       We have entered into various fixed- and variable-rate debt obligations. Please read Note E to the notes to the audited financial statements included in Annex F to this registration statement for details regarding our debt obligations.

       Sensitivity to changes in interest rates for fixed-rate obligations is computed by calculating the current fair market value using a net present value model based upon a 1% change in the average interest rate applicable to such debt. Sensitivity to changes in interest rates for variable-rate obligations is computed by assuming a 1% change in the current interest rate applicable to such debt.

       As of December 31, 1999, the carrying value of our long-term, fixed-rate debt was approximately $386.2 million, with a fair market value of approximately
$380.1 million.   Fair value was determined using quoted market prices.  Each
1.0% change in the average interest rates applicable to such debt would result in a change of approximately $20.2 million in the fair values of these instruments. If these instruments are held to maturity, no change in fair value will be realized. As of September 30, 2000, the carrying value and fair value of our long-term, fixed-rate debt did not materially change from the values at December 31, 1999.

       As of December 31, 1999, the carrying value of our short-term, variable-rate debt was approximately $5.9 million, which approximates the fair market value. Each 1.0% change in the average interest rates applicable to such debt would result in a change of approximately $60,000 in our pre-tax earnings. As of September 30, 2000, the carrying value of our short-term, variable-rate debt was approximately $61.7 million, which approximates the fair market value. Each 1.0% change in the average interest rates applicable to such debt would result in a change of approximately $0.6 million in our pre-tax earnings.

       We monitor our mix of fixed- and variable-rate debt obligations in light of changing market conditions and from time to time may alter that mix by, for example, refinancing balances outstanding under variable-rate commercial paper program with fixed-rate debt.

Market Risk

       Most of our positions are considered "other than trading" under EITF No. 98-10. However, we did have financial positions that were defined as "trading" under EITF No. 98-10. We have in place controls to help minimize the risks involved in marketing and trading. Such controls include a risk management committee comprised of senior management, a risk manager and internal audit personnel. The risk management committee receives a daily risk report containing mark-to-market and value-at-risk (VAR) analysis. The risk management committee has set parameters on the trading activities, such as a ceiling on the daily VAR. At December 31, 1999, the mark-to-market for those positions was a loss of $0.6 million. At September 30, 2000, the mark-to-market for those positions was a gain of $0.3 million.

       We utilize a VAR model to assess the market risk of our derivative financial instruments. VAR represents the potential loss for an instrument from adverse changes in market factors for a specified period of time and confidence level. The VAR was estimated using historical simulation calculated on a daily basis over a one-day period with a 99.7% confidence level and a holding period of one day. Based on these assumptions, the total VAR for the year ended December 31, 1999 is summarized below:

        HIGH          LOW        AVERAGE     AT DECEMBER 31, 1999
        ----          ---        -------     --------------------
                              (In thousands)
       $7,700         $21         $1,908            $93

       During the year 2000, we used a 95% confidence level for natural gas. The 99.7% confidence level remained for electricity positions. The difference in confidence levels between natural gas and electricity positions is attributable to the maturity, liquidity and greater depth of products in the natural gas markets as compared to the immaturity and volatility of the electricity markets. Reporting VAR using a 95% confidence level is also the industry standard for natural gas. Based on these assumptions, the total VAR for the nine months ended September 30, 2000 is summarized below:

        HIGH        LOW       AVERAGE          AT SEPTEMBER 30,  2000
        ----        ---       -------          ----------------------
                                (In thousands)
       $2,168       $18         $310                    $107

ITEM 3.  PROPERTIES.

       All of our electric generating stations and all other electric operating properties are located in the State of Louisiana. We consider all of our properties to be well maintained, in good operating condition and suitable for their intended purposes.

                          ELECTRIC GENERATING STATIONS

       As of September 30, 2000, we either owned or had an ownership interest in three steam electric generating stations and a gas turbine with a combined electric generating capacity of 1,366,900 kW. For additional information regarding our generating facilities, see "Operations--Power Generation" in "Item
1.  Business" above.

                         ELECTRIC SUBSTATIONS AND LINES

       As of September 30, 2000, we owned 86 transmission substations and 332 distribution substations. As of September 30, 2000, our transmission system consisted of approximately 67 circuit miles of 500 kilovolt (kV) lines, 461 circuit miles of 230 kV lines, 661 circuit miles of 138 kV lines, and 21 circuit miles of 69 kV lines. Our distribution system consisted of approximately 2,213 circuit miles of 34.5 kV lines and 12,196 circuit miles of other lines.

                               GENERAL PROPERTIES

       We own various properties, which include a seven-story headquarters office building, regional offices, a central warehouse, service centers, telecommunications equipment and other facilities owned for general purposes.

                                     TITLE

       Our electric generating plants and certain other principal properties are owned in fee. Electric transmission and distribution lines are located either on private rights-of-way or along streets or highways by public consent.

       Substantially all of our property, plant and equipment is subject to a lien securing our obligations under an Indenture of Mortgage, which does not impair the use of such properties in the operation of our business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

       All of our outstanding common stock is owned by our parent, Cleco. No other class of our capital stock is issued and outstanding.

                        SECURITY OWNERSHIP OF MANAGEMENT

       The table below shows the number of shares of Cleco common stock and Cleco preferred stock beneficially owned as of September 30, 2000 by each of our directors and named executive officers and all of our directors and named executive officers as a group.

       Shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares the power to vote or to dispose of the shares, regardless of whether such person has any economic interest in the shares. In addition, a person is deemed to "beneficially own" any shares of which such person has the right to acquire beneficial ownership within 60 days, as in the case of the stock options that are set forth under the "Options Exercisable Within 60 Days" column.

       Shares of Cleco common stock listed under the "Direct" column are those as to which each named individual has sole voting or dispositive power, including shares held under Cleco's Savings and Investment Plan and shares granted as restricted stock awards under Cleco's Long-Term Incentive Plan. Mr. Darrell J. Dubroc holds 628 shares under Cleco's Savings and Investment Plan. The other executive officers included in the amount shown for all directors and named executive officers as a group hold 2,200 shares under Cleco's Savings and Investment Plan.

       Shares listed under the "Other" column are those as to which the named individual shares voting and dispositive power with another person. The shares of Cleco preferred stock beneficially owned by the individuals indicated in the table are shares held for the respective accounts of executive officers under Cleco's Savings and Investment Plan.

                                                                                        AMOUNT AND NATURE
                                                                                          OF BENEFICIAL
                                           AMOUNT AND NATURE OF BENEFICIAL                 OWNERSHIP OF
                                           OWNERSHIP OF CLECO COMMON STOCK            CLECO PREFERRED STOCK
                                   -----------------------------------------------   ------------------------
                                                 OPTIONS
                                               EXERCISABLE
                                                WITHIN 60                  PERCENT     NUMBER OF      PERCENT
                                    DIRECT        DAYS          OTHER      OF CLASS    SHARES (1)    OF CLASS
                                   ---------   -----------   -----------   --------  -------------   --------
Directors
 Sherian G. Cadoria.............      1,000          2,500         0          *               0         *
 Richard B. Crowell.............     25,447          2,500    55,992 (2)      *               0         *
 David M. Eppler (3)............     21,837              0     2,880 (4)      *             600         *
 J. Patrick Garrett.............     18,915          4,167         0          *               0         *
 F. Ben James, Jr...............      5,000          4,167         0          *               0         *
 Elton R. King..................      1,288          2,778         0          *               0         *
 A. DeLoach Martin, Jr..........     18,800          4,167         0          *               0         *
 Robert T. Ratcliff.............      1,495          3,334         0          *               0         *
 Edward M. Simmons..............      5,847          3,334     1,400 (5)      *               0         *
 William H. Walker, Jr..........     51,718          3,334     1,400 (6)      *               0         *
Named Executive Officers
 Darrell J. Dubroc..............      6,903 (7)          0     1,646 (4)      *             343         *
 Thomas J. Howlin...............      6,491              0       562 (4)      *             117         *
 Catherine C. Powell............      7,928              0     1,781 (4)      *             371         *
 Mark H. Segura.................      6,536              0     1,656 (4)      *             345         *
 All directors and
  executive officers as a
  group (18 persons, including
  those listed above)...........    211,507         30,281   725,997 (8)   4.30         139,001(8)  49.48

___________________
 *   Less than 1% of class.

(1) Represents the number of shares of preferred stock allocated under Cleco's Savings and Investment Plan that are convertible into Cleco common stock.

(2) Includes 55,992 shares owned by members of Mr. Crowell's family and family trusts, for which beneficial ownership is disclaimed.

(3)  Mr. Eppler is also our president and chief executive officer.

(4) Represents the number of shares of Cleco common stock into which Cleco preferred stock held in Cleco's Savings and Investment Plan is convertible.

(5) Includes 1,400 shares owned by Mr. Simmons' spouse and a family trust, for which beneficial ownership is disclaimed.

(6) Includes 1,400 shares owned by a family trust, for which beneficial ownership is disclaimed.

(7) Includes common stock allocated to Mr. Dubroc's account in Cleco's Savings and Investment Plan over which he has voting power and investment discretion.

(8) Cleco's Savings and Investment Plan holds Cleco preferred stock that is convertible, at any time, into shares of Cleco common stock. 135,775 shares of Cleco preferred stock, convertible into 651,720 shares of Cleco common stock (2.9% of such common stock), have not yet been allocated to accounts of participants in the plan. Executive officers of Cleco serve with other Cleco employees as the administrators of the plan and, effective as of January 1, 1999, make voting decisions with respect to the unallocated shares. The unallocated shares have been included only once in calculating the beneficial ownership of all officers and directors as a group.


                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

       The following table sets forth as of the dates indicated, to our knowledge based on a review of the information indicated, certain information with respect to each person who is the beneficial owner of more than 5% of the outstanding shares of any class of Cleco's voting securities:

                                                                        AMOUNT AND NATURE
                                   NAME AND ADDRESS OF                    OF BENEFICIAL
TITLE OF CLASS                       BENEFICIAL OWNER                       OWNERSHIP                PERCENT OF CLASS
--------------                     --------------------                 ------------------           ----------------
Preferred Stock               UMB Bank, N.A.
                               Trustee of Cleco's Savings and
                               Investment Plan
                               1010 Grand Boulevard,
                               Kansas City, MO  64106                         270,609(1)                  93.7

Common Stock                  T. Rowe Price Associates, Inc.
                               100 E. Pratt Street
                               Baltimore, Maryland  21202                   1,301,400(2)                   5.8

-----------------
  (1) Based upon information contained in Cleco's records and those of Cleco's transfer agent as of September 30, 2000. Such 270,609 shares are held by UMB Bank, N.A., as Trustee of Cleco's Savings and Investment Plan. Such 270,609 shares are convertible under certain circumstances pursuant to Cleco's articles of incorporation, and the governing instruments of Cleco's Savings and Investment Plan, into 1,298,923 shares of Cleco common stock, subject to antidilution adjustment, or approximately 5.8% of the Cleco common stock outstanding as of September 30, 2000. Participants in Cleco's Savings and Investment Plan have voting rights with respect to shares of Cleco preferred stock allocated to their accounts. The Trustee is required to vote unallocated shares in accordance with instructions received from the administrator of Cleco's Savings and Investment Plan. The Trustee holds 515,242 shares of Cleco common stock. The Trustee may vote shares of Cleco common stock allocated to a participant's account only in accordance with instructions received from the participant. The combined holdings of the Trustee under Cleco's Savings and Investment Plan, on an as-converted basis with regard to the Cleco preferred stock, are 1,814,165 shares, or 8.1%, of the outstanding shares of Cleco common stock as of September 30, 2000.

  (2) As of December 31, 1999, based solely on a Schedule 13G filed with the Securities and Exchange Commission. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc., serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price is deemed to be a beneficial owner of such securities; however, T. Rowe Price expressly disclaims that it is, in fact, the beneficial owner of such securities.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

       The following table sets forth certain information with respect to our directors and executive officers as of September 30, 2000:


            NAME                  AGE                                    POSITION(S)
            ----                  ---                                    -----------
David M. Eppler                     50     President, Chief Executive Officer and Director
                                           (Chief executive officer since May 2000, president since January 1999, director since April 1998. Chief operating officer from July 1997 to
                                           May 2000.  Executive vice president from January 1997 until January
                                           1999.  Vice president of power supply and energy transmission from 1995 to 1997.  Vice president of finance and chief financial officer from
                                           1993 to 1995.)

Mark H. Segura                      41     Executive Vice President and Chief Operating Officer
                                           (Executive vice president and chief operating officer since January
                                           2000.  Senior vice president of utility operations from April 1999 to
                                           January 2000.  Vice president of distribution services from July 1997 to April 1999.  General manager of distribution services from July 1996 to July 1997.  Manager of stores and transformer management from
                                           October 1993 to July 1996.)

Thomas J. Howlin                    52     Senior Vice President-Financial Services and Chief Financial Officer
                                           (Senior vice president of finance and chief financial officer since
                                           July 1997.  Vice president and chief financial officer of TransAmerican
                                           Natural Gas Corporation from April 1995 to March 1997.)

Catherine C. Powell                 44     Senior Vice President-Employee and Corporate Services
                                           (Senior vice president of employee and corporate services since July
                                           1997.  Vice president of employee and corporate services from July 1995 to July 1997.)

Darrell J. Dubroc                   39     Vice President-Generation Services
                                           (Vice president of generation services since July 1997.  General manager of wholesale merchant operations from July 1996 to July 1997.
                                           Manager of regulatory affairs and business development from March 1995 to July 1996.)


            NAME                  AGE                                    POSITION(S)
            ----                  ---                                    -----------
Sherian G. Cadoria                  60     Director
                                           (President of Cadoria Speaker and Consultancy Service since 1992.
                                           Retired in 1990 as Brigadier General of the United States Army after a
                                           29-year military career.  Director since 1993.  Member of the joint
                                           Compensation Committee for Cleco and the Company.)

Richard B. Crowell                  62     Director
                                           (Engaged in the practice of law for more than five years as a member of the law firm of Crowell & Owens.  Director since 1997.  Member of the joint Audit Committee for Cleco and the Company.  Director of Whitney
                                           Holding Corporation and Whitney National Bank.)

J. Patrick Garrett                  57     Director
                                           (Retired.  President and chief executive officer of Windsor Food
                                           Company Ltd., a privately held company engaged in the food processing business, from 1995 until 1999.  Prior to 1995, engaged in the practice of law as a member of the law firm of Baker Botts L.L.P.  Director since 1981.  Member of the joint Compensation Committee for Cleco and the Company.)

F. Ben James, Jr.                   64     Director
                                           (President of James Investments, Inc., a company primarily engaged in real estate development and international marketing, for more than five years.  Director since 1986.  Chairman of the joint Audit Committee for
                                           Cleco and the Company.  Member of the joint Executive Committee for
                                           Cleco and the Company.)

Elton R. King                       54     Director
                                           (Retired.  Employed by BellSouth Telecommunications, Inc. from 1968 through 1999, most recently as the president of its network and carrier services group.  Director since December 1999.  Member of the joint
                                           Compensation Committee for Cleco and the Company.  Director of Hibernia
                                           Corporation and Hibernia National Bank.)

A. DeLoach Martin, Jr.              70     Director
                                           (Chairman of Central Engineering & Supply Company, a company engaged in the wholesale distribution of refrigeration and mill supplies, for more than five years.  Director since 1978.  Chairman of the joint Executive
                                           Committee for Cleco and the Company.  Member of the joint Audit
                                           Committee for Cleco and the Company.)


            NAME                  AGE                                    POSITION(S)
            ----                  ---                                    -----------
Robert T. Ratcliff                  58     Director
                                           (Chairman, president and chief executive officer of Ratcliff
                                           Construction Company, Inc., a company primarily engaged in the design and construction of industrial, commercial and governmental facilities, since 1975. Director since 1993.  Member of the joint Audit Committee for Cleco and the Company.  Director of Hibernia Corporation and
                                           Hibernia National Bank.)

Edward M. Simmons                   72     Director
                                           (Since 1996, chairman of the board and chief executive officer of
                                           McIlhenny Company, which makes Tabasco brand products.   Prior to 1996,
                                           president of McIlhenny Company for more than five years.  Director since 1992.  Previous director of the Company from 1971 - 1981.
                                           Chairman of the joint Compensation Committee for Cleco and the Company.
                                           Member of the joint Executive Committee for Cleco and the Company.
                                           Director of Pan American Life Insurance Company.)

William H. Walker, Jr.              55     Director
                                           (President and a director of Howard, Weil, Labouisse, Friedrichs Inc., an investment banking firm, and has served in such positions for more than five years.  Director since 1996.  Member of the joint
                                           Compensation and Executive Committees for Cleco and the Company.
                                           Director of Howard Weil Financial Corporation.)

ITEM 6.  EXECUTIVE COMPENSATION.

       The following table sets forth all compensation paid or accrued to our chief executive officer and our four other most highly compensated executive officers for services rendered in all capacities to us and Cleco for the fiscal years 1999, 1998 and 1997. Mr. Gregory L. Nesbitt, who served as our chief executive officer during those years, retired on May 1, 2000. Upon Mr. Nesbitt's retirement, Mr. Eppler was elected to serve as our chief executive officer.

                           SUMMARY COMPENSATION TABLE



        NAME AND                                             OTHER ANNUAL        LTIP          ALL OTHER
   PRINCIPAL POSITION      YEAR    SALARY     BONUS (1)    COMPENSATION (2)   PAYOUTS (3)   COMPENSATION (4)
------------------------   ----   ---------   ----------   ----------------   -----------   ----------------
Gregory L. Nesbitt......   1999    $348,081    $216,248            $27,200      $367,109             $6,400
 Retired Chief             1998     334,623     176,090             21,645       184,859              6,400
 Executive Officer         1997     296,770     126,000             16,840       141,488              6,334

David M. Eppler.........   1999    $236,923    $131,808            $12,198      $132,165             $6,776
 President and Chief       1998     205,389      90,300              8,000        64,862              6,924
 Executive Officer         1997     166,478      54,000              5,837        43,687              6,836

Thomas J. Howlin........   1999    $174,007    $ 80,459            $ 5,818      $      0             $7,111
 Senior Vice President     1998     167,424      70,690              2,417             0              5,217
 --Financial Services      1997      69,454      71,500                  0             0              4,085
 and Chief Financial
 Officer (Hired in
 July 1997)

Catherine C. Powell.....   1999    $134,231    $ 66,074            $ 6,499      $ 86,223             $6,565
 Senior Vice President--   1998     128,334      48,380              5,047        44,453              6,624
 Employee and Corporate    1997     111,023      33,660              4,044        29,515              6,188
 Services

Mark H. Segura..........   1999    $138,352    $ 61,318            $ 4,457      $ 51,389             $6,565
 Executive Vice            1998     114,236      50,480              2,533             0              9,621
 President and Chief       1997     102,692      22,799              1,137             0              8,405
 Operating Officer

Darrell J. Dubroc.......   1999    $154,081    $ 65,616            $ 5,394      $ 53,921             $6,476
 Vice President--          1998     147,039      53,120              3,098             0              6,474
 Generation Services       1997     118,656      36,910              1,287             0              9,964

-------------
(1) The "Bonus" column includes cash awards that are payable or have been paid to executive officers pursuant to the following:

 . Cleco's annual incentive compensation program under which participants may receive incentive compensation determined by the performance of Cleco and the individual participants;

 .  merit lump-sum payments received by certain named executive officers; and

 . payments received under Cleco's spot award incentive plan, which rewards individual performance.

(2) For 1999, 1998 and 1997, the "Other Annual Compensation" column includes dividends paid on Cleco restricted stock awards under the Long-Term Incentive Plan. Dividends on Cleco restricted stock are paid quarterly and at the same rate as dividends on the Cleco common stock.

(3) Cleco restricted stock awards granted under its Long-Term Incentive Plan are reported under the "Long-Term Incentive Plan-Awards in 1999" table below. The number and value of the aggregate restricted stock holdings at December 31, 1999, a portion of which is included in the "LTIP Payouts" column, for each of the named executive officers were as follows:

 .  Mr. Nesbitt - 16,485 shares with a value of $528,550;

 .  Mr. Eppler - 7,393 shares with a value of $237,038;

 .  Mr. Howlin - 3,526 shares with a value of $113,052;

 .  Ms. Powell - 3,939 shares with a value of $126,294;

 .  Mr. Segura - 2,701 shares with a value of $86,601; and

 .  Mr. Dubroc - 3,269 shares with a value of $104,812.

       The "LTIP Payouts" column includes the value of Cleco restricted stock and opportunity shares under Cleco's Long-Term Incentive Plan that vested in the following years and the related tax gross-up amounts:

 .  1999 - relating to the performance period January 1, 1996 to December 31,
   1998;

 .  1998 - relating to the performance period January 1, 1995 to December 31,
   1997; and

 .  1997 - relating to the performance period January 1, 1994 to December 31,
   1996.

(4) The "All Other Compensation" column includes the following:

Amounts contributed or accrued by Cleco under its Savings and Investment Plan on behalf of the named executive officers as follows:

                              1997            1998         1999
                             ------         -------       ------
Mr. Nesbitt................. $6,334          $6,400       $6,400
Mr. Eppler.................. $6,333          $6,400       $6,400
Mr. Howlin.................. $    0          $4,237       $6,400
Ms. Powell.................. $5,973          $6,400       $6,400
Mr. Segura.................. $4,106          $6,018       $6,400
Mr. Dubroc.................. $4,881          $6,400       $6,400

Term life insurance premiums paid for the benefit of the named executive officers as follows:

                              1997             1998         1999
                             ------           ------       ------
Mr. Eppler.................   $ 503            $ 524        $ 376
Mr. Howlin.................   $ 210            $ 980        $ 711
Ms. Powell.................   $ 215            $ 224        $ 165
Mr. Segura.................   $  68            $ 218        $ 165
Mr. Dubroc.................   $  71            $  74        $  76

Unused vacation purchased from the named executive officers as follows:

                              1997             1998          1999
                             ------           ------        ------
Mr. Howlin.................  $3,875           $    0        $   0
Mr. Segura.................  $4,231           $3,385        $   0
Mr. Dubroc.................  $5,012           $    0        $   0

                             DIRECTOR COMPENSATION

       Each of our directors is a director of Cleco and is not separately compensated by us or Cleco for services on our board of directors or any committee of our board of directors.

                                BOARD COMMITTEES

       Our board of directors has an Executive Committee, an Audit Committee and a Compensation Committee. The members of those committees are identified in "Item 5. Directors and Executive Officers" above. Our board of directors has no standing nominating committee.

                              SEVERANCE AGREEMENTS

       Cleco has severance agreements with Mr. Eppler, Mr. Howlin, Ms. Powell, Mr. Segura and Mr. Dubroc and other executive officers and general managers of Cleco. Each agreement provides generally for the payment of a minimum annual salary, participation in all Cleco benefit plans and programs applicable to Cleco's executive officers and reimbursement of employment-related expenses incurred during the term of employment. Under the severance agreements, the 2000 base salaries for the individuals named in the Summary Compensation Table are as follows:

         Mr. Eppler          $300,000
         Mr. Howlin          $195,000
         Ms. Powell          $160,000
         Mr. Segura          $175,000
         Mr. Dubroc          $180,000

Mr. Eppler's base salary increased to $325,000 in connection with his assumption of the position of Cleco's chief executive officer upon Mr. Nesbitt's retirement in May 2000.

       Each severance agreement provides for an initial three-year term that renews annually for one additional year, unless either Cleco or the executive officer gives notice prior to renewal that such officer's term of employment will not be extended. The agreements for Mr. Eppler, Mr. Howlin, Ms. Powell, Mr. Segura and Mr. Dubroc include provisions governing the payment of severance benefits in an amount equal to the executive's annual base salary if the executive's employment is terminated (a) by Cleco for any reason, other than a material breach by the executive, or (b) by the executive following a reduction in base salary, other than a reduction in pay uniformly applicable to all officers, or a significant reduction in the executive's authority, duties or responsibilities. The executive also is entitled to continued health plan coverage for up to 18 months after such termination, and the executive is entitled to require Cleco to (a) purchase his or her principal residence, if it is located within 60 miles of Cleco's Pineville office, for an amount equal to the greater of (i) the purchase price of the residence plus the cost of capital improvements or (ii) the fair market value of the residence, and (b) pay or reimburse the executive for relocation costs. Lesser severance benefits are payable to other executive officers and managers.

       If a change in control, as defined in the agreement, occurs and within three years after the change in control the executive's employment is terminated by Cleco for reasons other than a material breach or the executive terminates his or her employment for good reason, as defined in the agreement, then Cleco is obligated to pay the executive, in lieu of any severance obligation otherwise payable under the agreement, an amount equal to three times the executive's average compensation paid during the five calendar years preceding the change in control. In the event of a change in control, payments under the agreements for the named executive officers, using the average compensation for the years 1995 through 1999, will be approximately as follows:

             Mr. Eppler             $855,400
             Mr. Howlin             $705,500
             Ms. Powell             $488,600
             Mr. Segura             $338,900
             Mr. Dubroc             $402,800

       However, the severance agreements limit the amount payable upon a change in control to an amount that will not result in the disallowance of a deduction to Cleco under the "golden parachute" provisions of the Code or the imposition of an excise tax on the employee under Section 4999 of the Code. Lesser change in control benefits are provided to other executive officers and managers.

       The severance agreements also generally require the executives not to disclose confidential information relating to Cleco and, for a period of one year after termination, not to hire Cleco officers, employees or agents, or solicit or divert any customer or supplier of Cleco.

                                 BENEFIT PLANS

       We do not have separate benefit plans for our executive officers and directors. All of our executive officers and directors participate in the benefit plans of Cleco. The following discussion describes the benefit plans of Cleco in which our executive officers and directors participate.

Nonemployee Director Plans

       Our nonemployee directors may participate in Cleco's deferred compensation plan. Under the plan, a director may elect to defer all or part of his or her fees. Our nonemployee directors also may participate in Cleco's nonemployee director retirement plan under which directors with five years of service receive, at age 65 or upon later retirement, a maximum annual benefit of $12,000. Benefits are payable for life or a period equal to the number of years of service as a director, whichever is shorter. Additionally, Cleco provides our nonemployee directors with $200,000 of life insurance and permanent total disability coverage under its group accidental death and dismemberment plan, which covers all active, full-time employees.

Stock Option Plans

       Cleco currently maintains two plans pursuant to which options to purchase shares of common stock are outstanding. The first is the 1990 Long-Term Incentive Plan, which was amended and restated effective April 24, 1998, pursuant to which certain of our officers and key employees may receive restricted stock, stock options or stock appreciation rights, among other awards. An aggregate of 800,000 shares of Cleco common stock has been reserved for issuance under this plan. It expired on January 1, 2000, and no additional grants can be made under the plan. As of September 30, 2000, grants or awards representing 537,700 shares of Cleco common stock had been made under the plan.

       In April 2000, Cleco's stockholders approved the 2000 Long-Term Incentive Compensation Plan, effective as of January 1, 2000. Under this plan, certain officers, employees and nonemployee directors may receive restricted stock, stock options or stock appreciation rights, among other awards. An aggregate of 800,000 shares of Cleco common stock has been reserved for issuance under this plan. As of September 30, 2000, grants or awards representing 85,900 shares of Cleco common stock had been made under the plan.

       The following table sets forth, for each of the persons listed in the Summary Compensation Table, the following information concerning nonqualified stock options granted during 1999:

 . the number of shares of Cleco common stock underlying options granted during 1999;

 . the percent such grants represent of the total number of options granted to Cleco employees in 1999;

 .  the per share exercise price and expiration date of such options; and

 . the potential realizable value of each such grant of options, assuming that the market price of Cleco common stock appreciates from the date of grant to the end of the option term at a 5% and 10% compound annual rate.

                             OPTION GRANTS IN 1999


                                                                                     POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                                                                         ANNUAL RATES OF
                                                                                    STOCK PRICE APPRECIATION
                                                         INDIVIDUAL GRANTS               FOR OPTION TERM
                                             -----------------------------------    ------------------------
                             NUMBER OF       % OF TOTAL
                            SECURITIES        OPTIONS
                            UNDERLYING       GRANTED TO   EXERCISE
                          OPTION GRANTED     EMPLOYEES     PRICE      EXPIRATION
NAME                            (1)           IN 1999     ($/SHARE)      DATE       5% ($)(2)    10% ($)(2)
-----------------------   --------------     ----------   --------    ----------   ----------    ----------
Gregory L. Nesbitt.....         24,000 (3)        4.5        32.25      05/01/03   136,853.29    290,345.64

David M. Eppler........         12,000 (4)        2.2        32.25      07/23/09   243,382.22    616,778.33
                                20,000 (5)        3.7        38.41      07/23/09   214,513.40    737,464.73
                                20,000 (6)        3.7        40.71      07/23/09   143,152.30    628,999.14
                                20,000 (7)        3.7        43.16      07/23/09    67,137.22    513,459.70

Thomas J. Howlin.......          6,800 (4)        1.3        32.25      07/23/09   137,916.59    349,507.72
                                13,333 (5)        2.5        38.41      07/23/09   143,005.36    491,630.86
                                13,333 (6)        2.5        40.71      07/23/09    95,432.48    419,322.27
                                13,334 (7)        2.5        43.16      07/23/09    44,760.38    342,323.58

Catherine C. Powell....          4,100 (4)        0.8        32.25      07/23/09    83,155.59    210,732.60
                                10,000 (5)        1.9        38.41      07/23/09   107,256.70    368,732.37
                                10,000 (6)        1.9        40.71      07/23/09    71,576.15    314,499.57
                                10,000 (7)        1.9        43.16      07/23/09    33,568.61    256,729.85

Mark H. Segura.........          4,700 (4)        0.9        32.25       7/23/09    95,324.70    241,571.15
                                 8,333 (5)        1.5        38.41       7/23/09    89,377.00    307,264.68
                                 8,333 (6)        1.5        40.71       7/23/09    59,644.41    262,072.49
                                 8,334 (7)        1.5        43.16       7/23/09    27,976.08    213,958.66

Darrell J. Dubroc......          5,500 (4)        1.0        32.25      07/23/09   111,550.18    282,690.07
                                13,333 (5)        2.5        38.41      07/23/09   143,005.36    491,630.86
                                13,333 (6)        2.5        40.71      07/23/09    95,432.48    419,322.27
                                13,334 (7)        2.5        43.16      07/23/09    44,760.38    342,323.58

---------------
(1) All options would immediately vest upon a change of control as defined in Cleco's Long-Term Incentive Plan. A "change of control" is generally deemed to have occurred if (a) any person or group becomes the direct or indirect beneficial owner of 20% or more of Cleco's outstanding voting securities;
    (b) the majority of Cleco's board changes, except in certain cases; (c) as a result of a merger or consolidation, less than 80% of the surviving corporation's outstanding voting securities are owned by former Cleco shareholders (excluding the affiliates of any party to the transaction); (d) Cleco transfers all or substantially all of its assets; (e) Cleco's shareholders approve a plan of dissolution or liquidation; or (f) certain other significant events that Cleco would be required to report in a proxy statement.

(2) These columns show the gains the named executive officers could realize if the market price of Cleco common stock appreciates at a 5% or 10% compound annual rate. These growth rates are arbitrary assumptions specified by the SEC, not our predictions.

(3) Cleco's Long-Term Incentive Plan provides that if a person's employment with Cleco is terminated on account of early or late retirement under Cleco's pension plan, such person is entitled to exercise options granted under the Long-Term Incentive Plan, in whole or in part, during the three-year period following the date of retirement, provided such exercise occurs after the one-year anniversary of the grant. Based on Mr. Nesbitt's retirement on May 1, 2000, the options granted to him on July 23, 1999 will be exercisable after July 23, 2000 until May 1, 2003.

(4) These option grants vest in one-third increments per year, beginning on the third anniversary of the date of grant, so long as the officer remains an employee.

(5) These option grants vest on the third anniversary of the date of grant, so long as the officer remains an employee.

(6) These option grants vest on the fourth anniversary of the date of grant, so long as the officer remains an employee.

(7) These option grants vest on the fifth anniversary of the date of grant, so long as the officer remains an employee.

       The following table sets forth, for each of the persons listed in the Summary Compensation Table, the following information concerning stock options exercised during 1999:

 . the number of shares of Cleco common stock acquired upon the exercise of options during 1999;

 .  the aggregate dollar value realized upon the exercise of such options; and

 .  the total number of exercisable and unexercisable options held on December
   31, 1999.

None of these persons held any in-the-money options on December 31, 1999.

         AGGREGATE OPTIONS EXERCISED IN 1999 AND YEAR-END OPTION VALUES


                                                                                              NUMBER OF SECURITIES
                                          SHARES                                             UNDERLYING UNEXERCISED
                                         ACQUIRED                                         OPTIONS AT DECEMBER 31, 1999
                                            ON                      VALUE            ---------------------------------------
NAME                                     EXERCISE                REALIZED ($)          EXERCISABLE          UNEXERCISABLE
----                                     --------                ------------        ---------------      ------------------
Gregory L. Nesbitt............             2,000                     33,440                     0               24,000
David M. Eppler...............             2,800                     36,491                     0               72,000
Thomas J. Howlin..............                 0                          0                     0               46,800
Catherine C. Powell...........                 0                          0                     0               34,100
Mark H. Segura................                 0                          0                     0               29,700
Darrell J. Dubroc.............                 0                          0                     0               45,500

Long-Term Incentive Plan

       The following table sets forth, for each of the persons listed in the Summary Compensation Table, information related to grants under Cleco's Long-Term Incentive Plan during 1999. The amounts listed in the "Number of Shares" column represent the performance-based restricted stock granted to the named executive officers in 1999. The recipient of a restricted stock grant is the record owner of the number of target shares awarded, which are issued in the name of the recipient but held in escrow by Cleco until delivery to, or forfeiture by, the recipient. The recipient may vote the shares covered by the award and receive dividends, but generally may not sell, pledge or otherwise transfer such shares until the restriction period imposed by Cleco's Compensation Committee ends and the performance goals established by the committee have been met. The recipient may, at the end of the restriction period, forfeit all or a portion of the restricted shares awarded, depending upon the performance level achieved. The restricted stock awards require a three-year holding period following vesting before any shares may be sold.

       The amounts listed in the "Number of Threshold Shares" and "Number of Target Shares" columns, respectively, represent performance-based restricted stock granted in 1999 that will vest under the threshold and target levels established by Cleco's Compensation Committee. In 1999, Cleco's Long-Term Incentive Plan was modified to incorporate strategic plan performance measures, in addition to a comparison of Cleco's total shareholder return to that of a peer group of utilities and energy services companies. New performance measures include growth in net income and return on investment. To trigger an award, comparative shareholder return (computed as the Cleco common stock price appreciation plus dividends paid during the performance cycle) must be at or above the preestablished performance level of the 40th percentile. The vesting or payout schedule for the restricted stock awards, once the minimum comparative shareholder return requirement is satisfied, is as follows:

 . no awards will vest if Cleco's performance on growth in net income and return on investment is less than 75% of plan;

 .  threshold performance on both factors provides a 30% award payout; and

 . target performance on both factors at 100% of plan provides 100% award payout.

Performance awards above the threshold level and below the target level are prorated.

       The amounts under the "Number of Maximum Shares" column represent the number of performance-based restricted stock grants that vest at the target level set forth under the "Number of Target Shares" column plus the number of performance-based "opportunity shares" granted to the named executive officers in 1999 that will vest between the target and maximum levels established by Cleco's Compensation Committee.

       "Opportunity shares" awarded in connection with a restricted stock award will not be issued until the lapse of restrictions on the related restricted stock and do not entitle the recipient to the rights of a shareholder until the time of issuance of the Cleco common stock representing the "opportunity shares." "Opportunity share" awards require a three-year holding period following vesting before any of the shares may be sold. The "opportunity shares" vest based on performance above target levels for growth in net income and return on investment and will be issued when the restriction period on the related restricted stock lapses. The vesting or payout schedule for the "opportunity shares" included in this column, based on Cleco performance on growth in net income and return on investment, is as follows:

 .  no awards of "opportunity shares" vest if Cleco's performance is at or below
   100% of plan for growth in net income and return on investment; and

 . maximum performance provides 100% "opportunity shares" award payout, which is equal to 100% of the number of target shares of restricted stock, at 125% of plan for growth in net income and 130% of plan for return on investment.

Performance awards of "opportunity shares" above the target level and below the maximum level are prorated.

                    LONG-TERM INCENTIVE PLAN--AWARDS IN 1999


                                                                                      ESTIMATED FUTURE PAYOUTS
                                                                    ---------------------------------------------------------
                                                 PERFORMANCE OR
                                               OTHER PERIOD UNTIL         NUMBER OF          NUMBER OF          NUMBER OF
                               NUMBER OF          MATURATION OR           THRESHOLD            TARGET            MAXIMUM
NAME                            SHARES               PAYOUT                 SHARES             SHARES             SHARES
----                         -------------   -----------------------   ----------------   ----------------   ----------------
Gregory L. Nesbitt........          6,077         1/1/99 - 12/31/01            1,824              6,077             12,154
David M. Eppler...........          3,472         1/1/99 - 12/31/01            1,042              3,472              6,944
Thomas J. Howlin..........          2,025         1/1/99 - 12/31/01              608              2,025              4,051
Catherine C. Powell.......          1,563         1/1/99 - 12/31/01              469              1,563              3,125
Mark H. Segura............          1,128         1/1/99 - 12/31/01              339              1,128              2,257
Darrell J. Dubroc.........          1,345         1/1/99 - 12/31/01              404              1,345              2,691

                                RETIREMENT PLANS

       Our executive officers are participants in Cleco's Savings and Investment Plan, Cleco's Pension Plan and Cleco's Supplemental Executive Retirement Plan
(SERP), all of which are maintained by us.

Pension Plan

       The Pension Plan generally covers employees of Cleco who have attained age 21 and completed one year of service. The monthly benefit payable under the Pension Plan at the normal retirement age of 65 is an amount determined with reference to a participant's "compensation base" and years of service at termination of employment. A participant's "compensation base" is calculated by averaging compensation paid during the highest successive five completed calendar years during the 10 years prior to termination of employment. Compensation is determined by taking into account the salaries and bonuses reflected in the "Salary" and "Bonus" columns of the Summary Compensation Table. Benefits under the Pension Plan are fully vested upon the completion of five years of service. The maximum annual benefit payable under the Pension Plan for employees who retire in 2000 is the lesser of $135,000, a limitation imposed by the Internal Revenue Code of 1986, as amended (Code), or 100% of "average compensation," as defined in the Code. Payments to retired employees under the Pension Plan are not reduced for Social Security benefits or other offsetting amounts.

       As of December 31, 1999, the following individuals had the following years of service credited under the Pension Plan:

       Mr. Nesbitt   19 years
       Mr. Eppler    18 years
       Mr. Howlin     2 years
       Ms. Powell     8 years
       Mr. Segura    14 years
       Mr. Dubroc    14 years

SERP

       Effective July 1, 1992, Cleco established a SERP for the benefit of certain participants designated by its Compensation Committee. As of September 30, 2000, the chief executive officer and the four other most highly compensated executive officers participated in the SERP. Under the SERP, eligible compensation is based upon the sum of the highest annual salary paid during the five years prior to termination of employment and the average of the three highest annual incentive compensation program awards paid to the participant during the preceding five years. These amounts are reflected in the "Salary" and "Bonus" columns of the Summary Compensation Table. Benefits are payable from Cleco's general assets. The following table illustrates the combined estimated annual benefit payable from both the Pension Plan and the SERP at age 65 to persons at specified compensation levels. Benefits are computed on a joint and 100% survivor annuity basis.

                                                                           YEARS OF SERVICE AT RETIREMENT
                                                   -------------------------------------------------------------------------
        Final Total Compensation                      15              20              25              30               35
        ------------------------                   --------        --------        --------        --------         --------
                $125,000                           $ 81,250        $ 81,250        $ 81,250        $ 81,250         $ 81,250
                 150,000                             97,500          97,500          97,500          97,500           97,500
                 175,000                            113,750         113,750         113,750         113,750          113,750
                 200,000                            130,000         130,000         130,000         130,000          130,000
                 225,000                            146,250         146,250         146,250         146,250          146,250
                 250,000                            162,500         162,500         162,500         162,500          162,500
                 300,000                            195,000         195,000         195,000         195,000          195,000
                 400,000                            260,000         260,000         260,000         260,000          260,000
                 450,000                            292,500         292,500         292,500         292,500          292,500
                 500,000                            325,000         325,000         325,000         325,000          325,000

          Compensation Committee Interlocks and Insider Participation

       Mr. Simmons, Ms. Cadoria, Mr. Garrett and Mr. Walker served on the joint Compensation Committee for Cleco and the Company during 1999. Mr. Simmons served as chairman of the joint committee. There are no matters relating to interlocks or insider participation that we are required to report.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                             DIRECTOR TRANSACTIONS

       Mr. Crowell is a member of the law firm of Crowell & Owens. Crowell & Owens performed legal services for Cleco in 1999 and 2000. The amount paid to Crowell & Owens for legal services performed in each of these years for Cleco was less than $2,000.

       Mr. Ratcliff is the chairman, president and chief executive officer of Ratcliff Construction Company, Inc. In competitive bidding, Ratcliff Construction Company, Inc., was awarded a site preparation contract for the Coughlin Station Repowering Project of Cleco's wholly owned subsidiary, Cleco Evangeline LLC. The contract amount of $518,917.01 was paid in full on March 15, 1999.

                           INTERCOMPANY TRANSACTIONS

       Several of our affiliated companies, including Intrastate, Cleco Generation Services LLC (Generation) and Marketing & Trading, provided services to us during 1999 and the nine months ended September 30, 2000. Intrastate owns natural gas pipelines and provides generating fuel transportation services for our power stations. Beginning in January 2000, Generation provided operation and maintenance services for our generating stations, as well as station maintenance planning. In July 1999, Marketing & Trading began managing the dispatch of all Cleco's generating stations, including those owned by us, the procurement of electric power and generating station fuel, and energy marketing services.

       Other affiliates provided additional services to us during 1999 and the nine months ended September 30, 2000. Support Group provides comprehensive administrative and corporate support services to us and other affiliates, including information technology, accounting, investor relations, and auditing services. We began using these services in January 2000. UtiliTech provided crews to perform a selected portion of our line construction and maintenance services from January 1999 through August 2000. UtiliTech also provided geographical facility mapping services to us from November 1998 through October 1999. UtiliTech transferred certain assets for providing these geographic facility mapping services to us at book value in the third quarter of 1999. For more information on this transfer, see Note K to the notes to the audited financial statements included in Annex F to this registration statement.

       We also provided selected services to affiliates during 1999 and in the nine months ended September 30, 2000. During this period, we provided employees to UtiliTech to supplement UtiliTech's line construction and line maintenance crews and to perform selected distribution and transmission engineering projects. In addition, from July 1999 through December 1999, we provided selected administrative and corporate services to UtiliTech, Marketing & Trading and Evangeline. Support Group began providing these services in January 2000.

       We have a power interconnection agreement with Evangeline, whereby we provide to the Evangeline generating station (i) interconnection services to our transmission system and (ii) generation imbalance services. We have two current contracts to engineer, procure equipment and construct transmission related facilities at the Acadia and Perryville power stations, which are owned by subsidiaries of Cleco Midstream Resources, LLC. We also have Master Services Agreements in place with all affiliates for incidental services provided throughout the year between the parties.

       Amounts charged and allocated to us for goods and services provided by our affiliates were $3.6 million in 1999 and $12.7 million for the first nine months of 2000. These goods and services were charged at the lower of fair market value or fully loaded cost in order to comply with Cleco's interaffiliate policy. Amounts charged by us for goods and services provided to our affiliates were $7.8 million in 1999 and $7.8 million for the first nine months of 2000. These goods and services were charged at the higher of fair market value or fully loaded cost in order to comply with Cleco's interaffiliate policy.

       On July 1, 1999, all of our subsidiaries' stock and our common stock was dividended to Cleco as part of our reorganization into a holding company structure. The book value of the dividend was approximately $30.6 million. Please read Note A to the notes to the audited financial statements included in Annex F to this registration statement for details regarding our reorganization into a holding company structure.

ITEM 8.  LEGAL PROCEEDINGS.

       We and SWEPCO, each a 50% owner of Dolet Hills Unit 1, jointly own lignite reserves in the Dolet Hills area of northwestern Louisiana. In 1982, we and SWEPCO entered into a Lignite Mining Agreement (LMA) with DHMV, a partnership for the mining and delivery of lignite from a portion of these reserves (Dolet Hills Mine). The LMA expires in 2011. The price of lignite delivered pursuant to the LMA is a base price per ton, subject to escalation based on certain inflation indices, plus specified "pass-through" costs.

       Currently, we are receiving annually a minimum delivery of 1,750,000 tons under the LMA. Since the late 1980s, additional spot lignite deliveries have been obtained through competitive bidding from DHMV and another lignite supplier. In 1999, we and SWEPCO received deliveries that approximated 25% of the annual lignite consumption at the Dolet Hills Unit 1 from the other lignite supplier.

       On April 15, 1997, we and SWEPCO filed suit against DHMV and its partners in the United States District court for the Western District of Louisiana (the Federal Court Suit), seeking to enforce various obligations of DHMV to us and SWEPCO under the LMA, including provisions relating to the quality of the delivered lignite, pricing and mine reclamation practices. On June 15, 1997, DHMV filed an answer denying the allegations in our suit and filed a counterclaim asserting various contract-related claims against us and SWEPCO.
We and SWEPCO have denied the allegations in the counterclaims.

       As a result of the counterclaims filed by DHMV in the Federal Court Suit, on August 13, 1997, we and SWEPCO filed a separate lawsuit against the parent companies of DHMV, namely Jones Capital Corporation and Philipp Holzmann USA, Inc. in the First Judicial District Court for Caddo Parish, Louisiana (State Court Suit). The State Court Suit seeks to enforce a separate 1995 agreement by Jones Capital Corporation and Philipp Holzmann USA,

Inc., related to the LMA. Jones Capital Corporation and Philipp Holzmann USA, Inc., have asked the state court to stay that proceeding until the Federal Court Suit is resolved.

       On March 1, 2000, the court in the Federal Court Suit ruled that DHMV was not in breach of certain financial covenants under the LMA and denied our and SWEPCO's claim to terminate the LMA on that basis. The ruling has no material adverse effect on our operations and does not affect the other claims scheduled for trial. We and SWEPCO have appealed the federal court's ruling to the United States Court of Appeals for the Fifth Circuit.

       The civil, nonjury trial in the Federal Court Suit was to have commenced on May 22, 2000. However, on April 20, 2000, all parties jointly requested that the court postpone the trial date and grant a 120-day stay of all matters before the trial court to give the parties an opportunity to attempt to reach an amicable resolution of the litigation. A preliminary memorandum of understanding to settle the litigation has been executed among us, SWEPCO, and DHMV. However, the memorandum of understanding is subject to several conditions precedent that are not yet fulfilled, including prior authorization by the LPSC of favorable rate recovery of the settlement by us and SWEPCO. The federal court granted the motion, stayed the action at the trial court and postponed the trial commencement date to October 23, 2000. At a status conference held on July 12, 2000, the court extended the stay of the proceedings and again postponed the trial date to January 16, 2001. Settlement negotiations are ongoing during the pendency of the stay.

       Should settlement discussions be unsuccessful, we and SWEPCO will continue aggressively to prosecute the claims against DHMV and defend against the counterclaims that DHMV has asserted. We and SWEPCO continue to pay DHMV for lignite delivered pursuant to the LMA. Normal day-to-day operations continue at the Dolet Hills Mine and Dolet Hills Unit 1. Although the ultimate outcome of this litigation or the settlement negotiations cannot be predicted at this time, based on information currently available to us, management does not believe that the outcome of the Federal Court Suit or any settlement in the Federal Court Suit will have a material adverse effect on our financial position or results of operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

       There is no market for our common stock. All of our outstanding common stock is owned by our parent, Cleco. Dividends on our common stock will be paid when and if declared by our board of directors. Our current credit agreement contains some restrictions on our ability to pay cash dividends on our common stock. Any future dividends also may be restricted by any credit or loan agreements that we may enter into from time to time.

       None of our common stock is subject to outstanding options or warrants to purchase common stock. There are no securities convertible into our common stock. None of our common stock currently can be sold under Rule 144 under the Securities Act of 1933. We are not currently publicly offering any of our common stock. We are filing this registration statement with the SEC in order to become a "reporting person" under the Securities Exchange Act of 1934 so that we may file a debt securities shelf registration statement with the SEC.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

       During the last three years, we have not sold any securities that were not registered under the Securities Act of 1933, as amended. In connection with our reorganization into a holding company structure, Cleco became the owner of all of our outstanding common stock.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

       This registration statement relates to the registration of our common stock, all of the outstanding shares of which are owned by Cleco. We are filing this registration statement with the SEC in order to become a "reporting person" under the Securities Exchange Act of 1934 so that we may file a debt securities shelf registration statement with the SEC.

       Under our amended and restated articles of incorporation, we are authorized to issue the following shares:

 .  1,491,900 shares of preferred stock, par value $100.00 per share;

 .  3,000,000 shares of preferred stock, par value $25.00 per share; and

 .  50,000,000 shares of common stock, par value $2.00 per share.

       As of September 30, 2000, there were 22,531,870 shares of common stock issued and outstanding, all of which were owned by our parent, Cleco. There are no shares of preferred stock issued or outstanding.

                                  COMMON STOCK

       Holders of common stock may receive dividends ratably if and when declared by our board of directors out of funds legally available therefor. The payment of dividends on our common stock may be limited by obligations we may have to holders of any preferred stock. Holders of common stock are entitled to one vote per share on matters submitted to them. Our board of directors is divided into three classes, with the term of office of directors of one class expiring each year. Cumulative voting of shares is prohibited, meaning that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. The common stock has no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund.

       If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after creditors are paid and preferred stockholders receive their distributions.

       All issued and outstanding shares of common stock are fully paid and nonassessable. All of our outstanding common stock is owned by our parent, Cleco.

                                PREFERRED STOCK

       Our board of directors is allowed, without action by stockholders, to issue one or more series of preferred stock. The board of directors can also determine the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of a series of the preferred stock.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 83 of the Business Corporation Law of the State of Louisiana
(LBCL) provides that a corporation may indemnify any person against whom an action, suit or proceeding is brought or threatened, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another business, corporation, partnership or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, the indemnity is limited to expenses, including attorneys' fees and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the action to conclusion, actually and reasonably incurred in connection with a defense or settlement; provided that no indemnity may be made in respect of any matter in which the person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for willful or intentional misconduct in performance of his duty to the corporation unless and only to the extent that the court determines upon application that such person is fairly and reasonably entitled to such indemnity. To the extent a person has been successful on the merits or otherwise in defense of any action, the statute provides that he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Section 83 also provides for, among other things, procedures for indemnification; advancement of expenses; nonexclusivity of the provisions of Section 83 with respect to indemnification and advancement of expenses; and insurance, including self-insurance, with respect to liabilities incurred by directors, officers and others.

       Article IV of our Bylaws provides that we shall indemnify any person who was or is, or is threatened to be made, a party to or otherwise involved in any pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative or investigative (any such threatened, pending or completed proceeding being hereinafter called a Proceeding) by reason of the fact that he is or was one of our directors, officers, employees or agents or is or was serving at our request as a director, officer, employee or agent of another business, foreign or nonprofit corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (whether the basis of his involvement in such Proceeding is alleged action in an official capacity or in any other capacity while serving as such), to the fullest extent permitted by applicable law, from and against expenses, including attorney's fees, judgments, fines, amounts paid or to be paid in settlement, liability and loss, ERISA excise taxes, actually and reasonably incurred by him or on his behalf or suffered in connection with such Proceeding or any claim, issue or matter therein; provided, however, that, subject to certain exceptions set forth therein, we shall indemnify any such person claiming indemnity in connection with a Proceeding initiated by such person only if such Proceeding was authorized by the board of directors.

       The Bylaws further provide that:

 .  we will from time to time pay, in advance of final disposition, all Expenses
   (as defined therein) incurred by or on behalf of any person claiming indemnity thereunder in respect of any Proceeding;

 . the right to indemnification provided therein is a contract right and no amendment, alteration or repeal of the Bylaws will restrict the indemnification rights granted by the Bylaws as to any person claiming indemnification with respect to acts, events and circumstances that occurred, in whole or in part, before such amendment, alteration or repeal;

 . any such indemnification may continue as to any person who has ceased to be a director, officer, employee or agent and may inure to the benefit of the heirs, executors and legal representative of such person; and

 . the rights to indemnification and to receive advancement of Expenses contemplated by Section 1 of Article IV of the Bylaws are not exclusive of any other rights to which any person may at any time be otherwise entitled, provided that such other indemnification may not apply to a person's willful or intentional misconduct.

The Bylaws also set forth certain procedural and evidentiary standards applicable to the enforcement of a claim thereunder.

       The Bylaws also provide that we:


 . may procure or maintain insurance or other similar arrangement, at our expense, to protect ourselves and any director, officer, employee or agent of ours or any other corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against or incurred by such person, whether or not we would have the power to indemnify such person against such expense or liability; and

 . shall indemnify our officers and directors to the extent they are not covered by the insurance, whether or not such persons would otherwise be entitled to indemnification under the Bylaws, as provided in policies covering liabilities up to $85 million incurred by directors and officers in their capacities as such, and has fiduciary and employee benefit liability insurance policies covering liabilities up to $65 million incurred by our directors, officers and certain other employees in connection with the administration of our employee benefit plans.

       Section 24(C)(4) of the LBCL provides that a corporation may eliminate or limit the liability of a director or officer to the corporation or its shareholders for monetary damages for breach of fiduciary duty, except for liability:

 . for any breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

 . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

 . under Section 92(D) of the LBCL relating to unlawful dividends and other unlawful distributions, payments or returns of assets; and

 . for any transaction from which the director or officer derived an improper personal benefit.

Our Articles of Incorporation include a provision consistent with Section 24(C)(4) of the LBCL. Such provision further provides that (a) if the LBCL is subsequently amended to authorize action further eliminating or limiting a director's or officer's liability, such liability will be eliminated or limited to the fullest extent permitted by such law, as so amended, and (b) if such provision limiting or eliminating liability is repealed or modified, the right or protection of a director or officer of the Company existing at the time of such repeal or modification will not be affected thereby.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

       The financial statements attached to this registration statement as Annex F are incorporated by reference herein.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

       None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

       (a) The financial statements filed as a part of this registration statement are listed in Annex F, which is incorporated by reference herein.

       (b) Except as otherwise indicated below, the following exhibits are filed with this registration statement.

                                                                       SEC File or
                                                                       Registration         Registration
                           Exhibits                                       Number         Statement or Report   Exhibit Number
-----------------------------------------------------------------------------------------------------------------------------
   2(a)        Plan of Reorganization and Share Exchange                  333-71643-01   S-4 (6/30/99)          C
               Agreement
  *3(a)        Amended and Restated Articles of Incorporation of
               the Company, effective July 1, 1999
  *3(b)        Bylaws of the Company, effective May 1, 2000
4(a)(1)        Indenture of Mortgage dated as of July 1, 1950,                  1-5663   10-K (1997)            4(a)(1)
               between the Company and First National Bank of
               New Orleans, as Trustee
4(a)(2)        First Supplemental Indenture dated as of October                 1-5663   10-K (1997)            4(a)(2)
               1, 1951, to Exhibit 4(a)(1)
4(a)(3)        Second Supplemental Indenture dated as of June 1,                1-5663   10-K (1997)            4(a)(3)
               1952, to Exhibit 4(a)(1)
4(a)(4)        Third Supplemental Indenture dated as of January                 1-5663   10-K (1997)            4(a)(4)
               1, 1954, to Exhibit 4(a)(1)
4(a)(5)        Fourth Supplemental Indenture dated as of                        1-5663   10-K (1997)            4(a)(5)
               November 1, 1954, to Exhibit 4(a)(1)
4(a)(6)        Tenth Supplemental Indenture dated as of                         1-5663   10-K (1986)            4(a)(11)
               September 1, 1965, to Exhibit 4(a)(1)
4(a)(7)        Eleventh Supplemental Indenture dated as of April                1-5663   10-K (1998)            4(a)(8)
               1, 1969, to Exhibit 4(a)(1)
4(a)(8)        Eighteenth Supplemental Indenture dated as of                    1-5663   10-K (1993)            4(a)(8)
               December 1, 1982, to Exhibit 4(a)(1)
4(a)(9)        Nineteenth Supplemental Indenture dated as of                    1-5663   10-K (1993)            4(a)(9)
               January 1, 1983, to Exhibit 4(a)(1)
4(a)(10)       Twenty-Sixth Supplemental Indenture dated as of                  1-5663   8-K (3/90)             4(a)(27)
               March 15, 1990, to Exhibit 4(a)(1)
   4(b)        Indenture between the Company and Bankers Trust                33-24896   S-3 (10/11/88)         4(b)
               Company, as Trustee, dated as of October 1, 1988
4(b)(1)        Agreement Appointing Successor Trustee dated as               333-02895   S-3 (4/26/96)          4(a)(2)
               of April 1, 1996 by and among Central Louisiana
               Electric Company, Inc., Bankers Trust Company and
               The Bank of New York
   4(f)        Agreement Under Regulation S-K Item                        333-71643-01   10-Q (9/99)            4(c)
               601(b)(4)(iii)(A)
***4(g)        $100,000,000 364-day credit agreement dated as of
               June 15, 2000, among the Company, certain Banks
               parties thereto, and The Bank of New York, as
               administrative agent

                                                                       SEC File or
                                                                       Registration         Registration
                           Exhibits                                       Number         Statement or Report   Exhibit Number
-----------------------------------------------------------------------------------------------------------------------------
   **10(a)     1990 Long-Term Incentive Compensation Plan                       1-5663   1990 Proxy             A
                                                                                         Statement (4/90)
   **10(b)     Participation Agreement, Annual Incentive                        1-5663   10-K (1999)            10(c)
               Compensation Plan
   **10(c)     Deferred Compensation Plan for Directors                         1-5663   10-K (1992)            10(n)
**10(d)(1)     Supplemental Executive Retirement Plan                           1-5663   10-K (1992)            10(o)(1)
**10(d)(2)     Form of Supplemental Executive Retirement Plan                   1-5663   10-K (1992)            10(o)(2)
                Participation Agreement between Cleco and the
                following officers: Gregory L. Nesbitt, David M.
                Eppler, Catherine C. Powell, Mark H. Segura,
                Darrell J. Dubroc and Thomas J. Howlin
   **10(e)     Form of Executive Severance Agreement between                    1-5663   10-K (1995)            10(f)
                Cleco and the following officers: Gregory L.
                Nesbitt,  David M. Eppler, Catherine C. Powell,
                Mark H. Segura, Darrell J. Dubroc and Thomas J.
                Howlin
  10(f)(1)     Term Loan Agreement dated as of April 2, 1991,                   1-5663   10-Q (3/91)            4(b)
                among the 401(k) Savings and Investment Plan ESOP
                Trust, the Company, as Guarantor, the Banks
                listed therein and The Bank of New York, as Agent
  10(f)(2)     Assignment and Assumption Agreement, effective as                1-5663   10-Q (3/91)            4(c)
                of May 6, 1991, between The Bank of New York and
                the Canadian Imperial Bank of Commerce, relating
                to Exhibit 10(f)(1)
  10(f)(3)     Assignment and Assumption Agreement dated as of                  1-5663   10-K (1991)            10(y)(3)
                July 3, 1991, between The Bank of New York and
                Rapides Bank and Trust Company in Alexandria,
                relating to Exhibit 10(f)(1)
  10(f)(4)     Assignment and Assumption Agreement dated as of                  1-5663   10-K (1992)            10(bb)(4)
                July 6, 1992, between The Bank of New York, CIBC,
                Inc. and Rapides Bank and Trust Company in
                Alexandria, as Assignors, the 401(k) Savings and
                Investment Plan ESOP Trust, as Borrower, and the
                Company, as Guarantor, relating to Exhibit
                10(f)(1)
     10(g)     Reimbursement Agreement (The Industrial                          1-5663   10-K (1997)            10(i)
                Development Board of the Parish of Rapides, Inc.
                (Louisiana) Adjustable Tender Pollution Control
                Revenue Refunding Bonds, Series 1991) dated as of
                October 15, 1997, among the Company, various
                financial institutions, and Westdeutsche
                Landesbank Girozentrale, New York Branch, as Agent

                                                                       SEC File or
                                                                       Registration         Registration
                           Exhibits                                       Number         Statement or Report   Exhibit Number
-----------------------------------------------------------------------------------------------------------------------------
   10(h)       Selling Agency Agreement between the Company and           333-02895      S-3 (12/10/96)         1
                Salomon Brothers Inc., Merrill Lynch & Co., Smith
                Barney Inc. and First Chicago Capital Markets,
                Inc. dated as of December 12, 1996
   10(i)       401(k) Savings and Investment Plan ESOP Trust              1-5663         10-K (1997)            10(m)
                Agreement dated as of August 1, 1997, between UMB
                Bank, N.A. and the Company
10(i)(1)       First Amendment to 401(k) Savings and Investment           1-5663         10-K (1997)            10(m)(1)
                Plan ESOP Trust Agreement dated as of October 1,
                1997, between UMB Bank, N.A. and the Company
***10(j)       2000 Long-Term Incentive Compensation Plan
   10(1)       Form of Notice and Acceptance of Grant of                  333-71643-01   10Q (9/99)             10(c)
                Nonqualified Stock Options, awarded to Gregory L.
                Nesbitt
     *11       Computation of Net Income Per Common Share
     *12       Computation of Earnings to Fixed Charges
   ***21       Subsidiaries of the Registrant
     *27       Financial Data Schedule

       The Exhibits designated by an asterisk will be filed by amendment. The Exhibits not so designated have been previously filed with the SEC and are incorporated herein by reference as indicated. The Exhibits designated by two asterisks are management contracts and compensatory plans and arrangements required to be filed as Exhibits to this registration statement and are also incorporated herein by reference as indicated. The Exhibits designated by three asterisks are filed herewith.

                                   SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 15th day of November, 2000.

                              CLECO UTILITY GROUP INC.


                              By: /s/ THOMAS J. HOWLIN
                                 -----------------------------
                                 Name: Thomas J. Howlin
                                 Title:  Chief Financial Officer

                                    ANNEX F


                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements

Report of Independent Public Accountants....................................................................   F-3
Balance Sheets as of December 31, 1999 and 1998.............................................................   F-4
Statements of Income for the years ended December 31, 1999, 1998 and 1997...................................   F-6
Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997...............................   F-7
Statements of Changes in Common Shareholders' Equity for the years ended December 31, 1999, 1998 and 1997...   F-8
Notes to the Audited Financial Statements...................................................................   F-9

Unaudited Financial Statements

Balance Sheets as of December 31, 1999, and September 30, 2000..............................................   F-33
Statements of Income for the nine months ended September 30, 2000, and 1999.................................   F-35
Statements of Cash Flows for the nine months ended September 30, 2000 and 1999..............................   F-36
Notes to the Unaudited Interim Financial Statements.........................................................   F-37

[PricewaterhouseCoopers letterhead]
                                              PricewaterhouseCoopers LLP
                                              639 Loyola Avenue
                                              Suite 1800
                                              New Orleans LA 70113
                                              Telephone (504) 529 2700
                                              Facsimile  (504) 529 1439

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholder and Board of Directors of Cleco Utility Group, Inc.:

In our opinion, the accompanying balance sheets and the related statements of income, cash flows and changes in common shareholder's equity present fairly, in all material respects, the financial position of Cleco Utility Group, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana
January 31, 2000

                           CLECO UTILITY GROUP INC.
                                BALANCE SHEETS

                                                                                                      (IN THOUSANDS)
                                                                                                      AT DECEMBER 31,
                                                                                                1999                   1998
                                                                                            ----------             ----------
ASSETS
  Utility plant and other property, plant and equipment
     Property, plant and equipment                                                          $1,539,435             $1,555,196
     Accumulated depreciation                                                                 (552,556)              (551,705)
                                                                                            ---------------------------------
     Net property, plant and equipment                                                         986,879              1,003,491
     Construction work-in-progress                                                              26,919                 76,475
       Total utility plant, net                                                              1,013,798              1,079,966
                                                                                            ---------------------------------
  Other assets                                                                                   2,358                  3,500
                                                                                            ---------------------------------
  Current assets
     Cash and cash equivalents                                                                     547                 19,457
     Accounts receivable, net
       Customer accounts receivable (less allowance for
       doubtful accounts of $838 in 1999 and $812 in 1998)                                      26,720                 27,436
       Other accounts receivable                                                                13,728                 22,218
       Affiliates                                                                               22,624                      -
     Notes receivable                                                                                -                    930
     Notes receivable - affiliates                                                                   2                      -
     Unbilled revenues                                                                          17,065                  9,712
     Fuel inventory, at average cost                                                            10,461                  9,725
     Material and supplies inventory, at average cost                                           14,189                 12,674
     Other current assets                                                                        3,202                  1,738
                                                                                            ---------------------------------
       Total current assets                                                                    108,538                103,890
                                                                                            ---------------------------------
     Prepayments                                                                                 6,428                  8,293
     Regulatory assets - deferred taxes                                                         70,834                 70,932
     Other deferred charges                                                                     33,839                 30,975
     Accumulated deferred federal and state income taxes                                        55,184                 52,898
                                                                                            ---------------------------------
       TOTAL ASSETS                                                                         $1,290,979             $1,350,454
                                                                                            =================================

(Continued on next page)

The accompanying notes are an integral part of the financial statements.

                           CLECO UTILITY GROUP INC.
                                BALANCE SHEETS


                                                                                                    (IN THOUSANDS)
                                                                                                    AT DECEMBER 31
                                                                                              1999                1998
                                                                                           ----------          ----------
CAPITALIZATION AND LIABILITIES
Common shareholder's equity
  Common stock, $2 par value, authorized 50,000,000 shares, issued 22,531,870 and
   22,767,754 shares at December 31, 1999 and 1998, respectively                           $   45,064          $   45,535

  Premium on capital stock                                                                    127,477             113,871
  Retained earnings                                                                           234,288             271,019
  Treasury stock, at cost, - 0 - and 281,930 shares at
     December 31, 1999 and 1998, respectively                                                       -              (5,734)
                                                                                           ------------------------------
     Total common shareholder's equity                                                        406,829             424,691

Preferred stock
  Not subject to mandatory redemption                                                               -              29,718
  Preferred stock subject to mandatory redemption                                                   -               5,680
  Deferred compensation related to preferred stock held by ESOP                                     -             (16,923)

Long-term debt, net                                                                           360,339             343,042
                                                                                           ------------------------------
  Total capitalization                                                                        767,168             786,208
                                                                                           ------------------------------
Current liabilities
  Short-term debt                                                                               5,989              68,416
  Long-term debt due within one year                                                           25,000              33,330
  Accounts payable                                                                             56,093              61,786
  Accounts payable - Affiliate                                                                  9,244                   -
  Customer deposits                                                                            20,326              20,120
  Taxes accrued                                                                                 1,321              11,942
  Taxes accrued - payable to parent                                                            24,428                   -
  Interest accrued                                                                              8,788               7,340
  Accumulated deferred fuel                                                                     2,638               4,613
  Other current liabilities                                                                     3,756               3,868
                                                                                           ------------------------------
     Total current liabilities                                                                157,583             211,415
                                                                                           ------------------------------
Deferred credits
  Accumulated deferred federal and state income taxes                                         263,688             252,520
  Accumulated deferred investment tax credits                                                  25,994              27,784
  Regulatory liabilities - deferred taxes                                                      27,221              36,627
  Other deferred credits                                                                       49,325              35,900
                                                                                           ------------------------------
     Total deferred credits                                                                   366,228             352,831
                                                                                           ------------------------------
       TOTAL CAPITALIZATION AND LIABILITIES                                                $1,290,979          $1,350,454
                                                                                           ==============================


The accompanying notes are an integral part of the financial statements.

                           CLECO UTILITY GROUP INC.
                             STATEMENTS OF INCOME

                                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                                1999                 1998                1997
                                                                            -----------          -----------         -----------
Operating revenue
  Retail electric operations                                                $   508,790          $   487,280         $   456,245
  Energy marketing operations                                                   237,731               32,695                   -
  Affiliate revenues                                                              7,816                    -                   -
                                                                            ----------------------------------------------------
  Gross operating revenue                                                       754,337              519,975             456,245
Less retail electric customer credits                                            (2,776)              (4,800)                  -
                                                                            ----------------------------------------------------
  Total operating revenue                                                       751,561              515,175             456,245
                                                                            ----------------------------------------------------
OPERATING EXPENSES
  Fuel used for electric generation                                             146,825              142,737             136,009
  Power purchased for utility customer                                           65,303               53,011              44,590
  Purchases for energy marketing operations                                     230,084               27,322                   -
  Other operations                                                               75,856               71,066              64,618
  Maintenance                                                                    29,369               30,285              23,286
  Depreciation                                                                   49,285               48,369              45,890
  Taxes other than income taxes                                                  35,870               35,420              33,422
  Income taxes                                                                   27,272               26,666              27,729
  Restructuring charges                                                               -                    -               1,891
  Affiliate costs                                                                 6,397                    -                   -
                                                                            ----------------------------------------------------
     Total operating expenses                                                   666,261              434,876             377,435
                                                                            ----------------------------------------------------
OPERATING INCOME                                                                 85,300               80,299              78,810

Interest income                                                                   1,238                  372                 427
Allowance for other funds used during construction                                  654                  812                 620
Other income (expense), net                                                      (2,095)                (322)              1,248
                                                                            ----------------------------------------------------
INCOME BEFORE INTEREST CHARGES                                                   85,097               81,161              81,105
                                                                            ----------------------------------------------------
INTEREST CHARGES
  Interest on debt and other, net of amount capitalized                          27,223               27,016              27,549
  Allowance for borrowed funds used during construction                             (91)                (904)               (169)
  Amortization of debt discount, premium and expense, net                         1,282                1,248               1,206
                                                                            ----------------------------------------------------
     Total interest charges                                                      28,414               27,360              28,586
                                                                            ----------------------------------------------------
NET INCOME BEFORE PREFERRED DIVIDENDS                                            56,683               53,801              52,519

Preferred dividend requirements, net                                              1,047                2,137               2,117
                                                                            ----------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                                       $    55,636          $    51,664         $    50,402
                                                                            ====================================================
AVERAGE SHARES OF COMMON STOCK OUTSTANDING
  Basic                                                                      22,524,529           22,480,163          22,459,770
  Diluted                                                                    23,254,706           23,867,458          23,864,031

EARNINGS PER AVERAGE SHARE
  Basic                                                                           $2.47                $2.30               $2.24
  Diluted                                                                         $2.43                $2.24               $2.18

CASH DIVIDENDS PAID PER SHARE OF COMMON STOCK                                     $3.96                $1.61               $1.57


The accompanying notes are an integral part of the financial statements.

                           CLECO UTILITY GROUP INC.
                           STATEMENTS OF CASH FLOWS

                                                                                         (IN THOUSANDS)
                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                                  1999        1998        1997
                                                                               ---------    --------    --------
OPERATING ACTIVITIES
  Net income                                                                   $  56,683    $ 53,801    $ 52,519
  Adjustments to reconcile net income to net cash provided by operating activities
     Depreciation and amortization                                                50,567      50,852      47,719
     Allowance for funds used during construction                                    745      (1,716)       (789)
     Amortization of investment tax credits                                       (1,790)     (1,790)     (1,790)
     Deferred income taxes                                                         8,469       8,703       2,908
     Deferred fuel costs                                                          (1,975)      1,648         797
     Restructuring charge                                                              -           -       1,285
     Gain (loss) on disposition of land sales, net                                  (130)          -        (224)
     Changes in assets and liabilities
       Accounts receivable, net                                                   25,225      (2,231)     (4,441)
       Unbilled revenues                                                          (7,353)      1,378         103
       Fuel, material and supplies inventories                                    (2,582)        662       3,334
       Accounts payable                                                            5,224       4,421       2,058
       Customer deposits                                                             206         (52)        411
       Taxes accrued                                                              13,789        (269)      6,405
       Interest accrued                                                            1,448        (341)        160
       Other, net                                                                  2,402      (1,682)      7,321
                                                                               ---------    --------    --------
          Net cash provided by operating activities                              150,928     113,384     117,776
                                                                               ---------    --------    --------
INVESTING ACTIVITIES
  Additions to property, plant and equipment                                     (51,758)    (94,030)    (77,525)
  Allowance for funds used during construction                                      (745)      1,716         789
  Sale of utility plant                                                            9,231         408         418
  Purchase of investments                                                           (200)       (480)       (222)
                                                                               ---------    --------    --------
          Net cash used in investing activities                                  (43,472)    (92,386)    (76,540)
                                                                               ---------    --------    --------
FINANCING ACTIVITIES
  Issuance of common stock                                                           243         100          66
  Repurchase of common stock                                                        (120)          -         (16)
  Redemption of preferred stock                                                   (6,518)       (522)       (252)
  Issuance of long-term debt                                                      50,000           -      40,000
  Retirement of long-term debt                                                   (10,639)    (30,000)    (15,000)
  Increase (decrease) in short-term debt, net                                    (82,427)     49,197     (30,942)
  Cash in subsidiaries moved to holding company                                  (17,384)          -           -
  Dividends paid on common and preferred stock, net                              (59,521)    (38,331)    (37,384)
                                                                               ---------    --------    --------
          Net cash used in financing activities                                 (126,366)    (19,556)    (43,528)
                                                                               ---------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (18,910)      1,442      (2,292)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    19,457      18,015      20,307
                                                                               ---------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $     547    $ 19,457    $ 18,015
                                                                               =========    ========    ========
Supplementary cash flow information
  Interest paid (net of amount capitalized)                                    $  28,423    $ 28,118    $ 28,770
                                                                               =========    ========    ========
  Income taxes paid                                                            $   7,724    $ 20,140    $ 23,752
                                                                               =========    ========    ========

    The accompanying notes are an integral part of the financial statements.

                            CLECO UTILITY GROUP INC.
                            STATEMENT OF CHANGES IN
                          COMMON SHAREHOLDER'S EQUITY

                                                   FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                        ---------------------------------------------------------------------------
                                                                   PREMIUM ON
                                             COMMON STOCK            CAPITAL       RETAINED       TREASURY STOCK
                                          SHARES       AMOUNT         STOCK        EARNINGS     SHARES       COST
                                        -----------   ---------   -------------   ----------   ---------   --------
                                                    (In thousands, except share and per share amounts)
BALANCE, JANUARY 1, 1997                22,760,154     $45,520        $113,702     $240,414     307,577    $ 6,242
Redemptions of preferred stock                                              18
Incentive stock options exercised            2,600           5              38
Issuance of treasury stock                                                   5                   (8,528)      (172)
Incentive shares forfeited                                                                          793         16
Dividend requirements, preferred
 stock, net                                                                          (2,118)
Cash dividends paid, common stock,
 $1.57 per share                                                                    (35,266)

Net income                                                                           52,519
                                        ----------     -------        --------     --------    --------    -------
Balance, December 31, 1997              22,762,754      45,525         113,763      255,549     299,842      6,086
                                        ----------     -------        --------     --------    --------    -------
Redemptions of preferred stock                                              10
Incentive stock options exercised            5,000          10              74
Issuance of treasury stock                                                  24                  (19,755)      (401)
Incentive shares forfeited                                                                        1,987         54
Director's restricted stock award                                                                  (144)        (5)
Dividend requirements, preferred
 stock, net                                                                          (2,137)
Cash dividends paid, common stock,
 $1.61 per share                                                                    (36,194)

Net income                                                                           53,801
                                        ----------     -------        --------     --------    --------    -------
Balance, December 31, 1998              22,767,754      45,535         113,871      271,019     281,930      5,734
                                        ----------     -------        --------     --------    --------    -------
Redemption of preferred stock                                               18
Repurchase of preferred stock                                              (62)
Incentive stock options exercised           10,800          22             217
Issuance of treasury stock                                                   5                  (41,060)      (831)
Director's restricted stock award                                                                   (86)        (3)
Treasury shares purchased                                                                         5,900        120
Treasury shares cancelled                 (246,684)       (493)         (1,316)      (3,256)   (246,684)    (5,020)
Dividend requirements, preferred
 stock, net                                                                          (1,047)

Transfer of non cash items to the
  Company from Cleco Corporation                                         1,639
Dividend of interest in subsidiaries
 and the Company to
 Cleco Corporation                                                                  (30,637)
Transfer of preferred ESOP shares to
 Cleco Corporation, net of deferred
 compensation relating to ESOP                                          13,105

Cash dividends paid, common stock,
 $3.96 per share                                                                    (58,474)
Net Income                                                                           56,683
                                        ----------     -------        --------     --------    --------    -------
Balance December 31, 1999               22,531,870     $45,064        $127,477     $234,288           0    $     0
                                        ==========     =======        ========     ========    ========    =======

The accompanying notes are an integral part of the financial statements.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- HOLDING COMPANY STRUCTURE

       At the Annual Meeting of Shareholders held on April 9, 1999, a resolution was passed to reorganize the structure of Cleco Corporation into a holding company structure. Effective July 1, 1999, Cleco Corporation changed its name to Cleco Utility Group Inc. (the Company) and reorganized into a holding company structure. This reorganization resulted in the creation of a holding company, Cleco Corporation (Cleco, formerly Cleco Holding Corporation).

       Under the terms of the reorganization, Cleco became the owner of all of the Company's outstanding common stock, and holders of existing common stock and two series of preferred stock exchanged their stock in the Company for stock in Cleco. Shares of preferred stock in three series that did not approve the reorganization were redeemed for $5.7 million. As a result of the share exchange, the Company became a wholly owned subsidiary of Cleco and all
subsidiaries of the Company became subsidiaries of Cleco.   As a result of the
exchange of stock and the transfer of subsidiaries, the Company issued a non-cash dividend of approximately $30.6 million to Cleco, which represented the book value of the investment in subsidiaries and the common stock of the Company.


NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

       The Company provides electric service to a diversified base of residential, commercial and industrial customers in 23 parishes (counties) of Louisiana. The services consist primarily of generation, transmission, distribution and customer care services.

       The financial statements include the accounts of the Company and all subsidiaries, which the Company owns directly, or indirectly, through a majority interest, through June 30, 1999. Intercompany balances were eliminated in consolidation. As of July 1, 1999, the Company's interest in its subsidiaries was transferred by dividend to Cleco; therefore, the Company's statements of income and statements of cash flows reflect the results of operations and cash flows for the Company and its subsidiaries on a consolidated basis through June 30, 1999. The transfer was accounted for at the net book value of net assets of its subsidiaries.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

       Certain reclassifications have been made to the 1997 and 1998 financial statements to conform to the presentation used in the 1999 financial statements. These reclassifications had no

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

effect on net income applicable to common stock, total common shareholders' equity or cash flows.

REGULATION

       The Company maintains its accounts in accordance with the Uniform System of Accounts prescribed for electric utilities by the FERC, as adopted by the LPSC. The Company's retail rates for residential, commercial and industrial customers and other retail sales are regulated by the LPSC, and its rates for transmission services and wholesale power sales are regulated by the FERC. The Company follows Statements of Financial Accounting Statement No. 71 (SFAS 71),
"Accounting for the Effects of Certain Types of Regulation."   This Statement
allows utilities to capitalize or defer certain costs based on regulatory approval and management's ongoing assessment that it is probable these items will be recovered through the ratemaking process. During 1999, the LPSC directed its staff to develop a transition to competition plan to be presented on or before January 1, 2001. The plan under development by the LPSC staff may affect the regulatory assets and liabilities recorded in the Company under SFAS 71 if the criteria for the application of SFAS 71 cannot continue to be met.

       The Company has recorded regulatory assets and liabilities, primarily for the effects of income taxes, as a result of past rate actions of regulators pursuant to SFAS 71. The effects of potential deregulation of the industry or possible future changes in the method of rate regulation of the Company could require the Company to discontinue the application of SFAS 71 in the future, pursuant to SFAS No. 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS 101). At December 31, 1999, the Company had recorded $18.7 million of regulatory assets, net of regulatory liabilities, because of the regulatory requirement to flow through the tax benefits of accelerated deductions to current customers and an implied regulatory compact that future customers would fund these amounts when the Company pays the additional taxes. These differences occur over the lives of relatively long-lived assets, up to 30 years or more. Under the current regulatory and competitive environment, the Company believes that these regulatory assets will be fully recoverable. However, if in the future, as a result of regulatory changes or increased competition, the Company's ability to recover these regulatory assets would not be probable, then to the extent that such regulatory assets were determined not to be recoverable, the Company would be required to write-off or write-down such assets.

PROPERTY, PLANT AND EQUIPMENT

       Property, Plant and Equipment primarily consists of LPSC regulated generation assets utilized for retail operations and electric transmission and distribution properties. Electric utility plant is stated at the original cost of construction, which includes certain materials, labor, payroll taxes and benefits, administrative and general costs, and the estimated cost of funds used during construction. The cost of repairs and minor replacements is charged as incurred to the appropriate operating expense and clearing accounts. The cost of improvements is capitalized. Upon retirement or disposition, the recorded cost of depreciable plant and the cost of removal, net of salvage value, are charged to accumulated depreciation.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       The table below discloses the amounts of plant acquisition adjustments reported in the Company's property, plant and equipment and the associated accumulated amortization reported in accumulated depreciation. The plant acquisition adjustment relates primarily to the acquisition of Teche Electric Cooperative, Inc., in 1997.

                                                     AT DECEMBER 31,
                                                     (IN THOUSANDS)
                                                  1999            1998
                                              -------------   -------------
Plant acquisition adjustment                      $5,377          $5,377
Less accumulated amortization                       (698)           (446)
                                                  ------          ------
     Total plant acquisition adjustment           $4,679          $4,931
                                                  ======          ======

       The provision for depreciation is computed using the straight-line method at rates that will amortize the unrecovered cost of depreciable property over its estimated useful life. Annual depreciation provisions expressed as a percentage of average depreciable property were 3.28% for 1999, 3.32% for 1998 and 3.27% for 1997.

CASH EQUIVALENTS

       The Company considers highly liquid, marketable securities and other similar instruments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

INCOME TAXES

       Deferred income taxes are provided at the current enacted income tax rate on all temporary differences between tax and book basis of assets and liabilities. The Company recognizes regulatory assets and liabilities for the tax effect of temporary differences, which, to the extent past ratemaking practices are continued by regulators, will be realized over the accounting lives of the related properties. Cleco consolidated current and deferred taxes are allocated to the Company using the separate taxpayer method as defined in SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109).

INVESTMENT TAX CREDITS

       Investment tax credits, which were deferred for financial statement purposes, are amortized to income over the estimated service life of the properties that gave rise to the credits.

DEBT EXPENSE, PREMIUM AND DISCOUNT

       Expense, premium and discount applicable to debt securities are amortized to income ratably over the lives of the related issues. Expense and call premium related to refinanced Company debt are deferred and amortized over the remaining life of the original issue.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

REVENUES AND FUEL COSTS

       UTILITY REVENUES. Revenues from sales of electricity are recognized based upon the amount of energy delivered. The cost of fuel and purchased power used for retail customers is currently recovered from customers through fuel adjustment clauses, based upon fuel costs incurred in prior months. These adjustments are subject to audit and final determination by regulators.

       ENERGY MARKETING AND AFFILIATE REVENUES. Revenues are recognized at the time products or services are provided to customers.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

       The capitalization of AFUDC is a utility accounting practice prescribed by the FERC and the LPSC. AFUDC represents the estimated cost of financing construction work-in-progress. AFUDC does not represent a current source of cash, but under regulatory practices, a return on and recovery of AFUDC is permitted in setting rates charged for utility services. The composite AFUDC rate, including borrowed and other funds on a combined basis, for 1999 was 13.75% on a pretax basis (8.46% net of tax), for 1998 was 13.49% on a pretax basis (8.30% net of tax), and for 1997 was 13.97% on a pre-tax basis (8.59% net of tax).

RISK MANAGEMENT

       The market risk inherent in the Company's market risk-sensitive instruments and positions is the potential change arising from increases or decreases in the short-, medium- and long-term interest rates, the commodity price of electricity traded on the Into Entergy and the Cinergy exchanges and the commodity price of natural gas traded. Generally, the Company's market risk-sensitive instruments and positions are characterized as "other than trading;" however, the Company does have positions that are considered "trading" as defined by Emerging Issues Task Force Consensus No. 98-10 (EITF 98-10). Positions that are considered "trading" under EITF 98-10 are marked-to-market at the end of reporting periods. The mark-to-market gains or losses are reflected in the income statement in the energy marketing revenue line item. The off-setting unrealized gain or loss is recorded on the balance sheet in other current assets or other current liabilities. Positions that are considered "other than trading" under EITF 98-10 are accounted for under the deferral method. Under SFAS No. 80, income or loss in such positions is deferred until the underlying transactions have been realized

RECENT ACCOUNTING STANDARDS

       SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," was to be implemented during the Company's fiscal year ending December 31, 2000. SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," delayed the implementation of SFAS No. 133 until all fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 for the fiscal year beginning January 1, 2001. The effect of adopting SFAS No. 133 has not been determined.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

EARNINGS PER AVERAGE COMMON SHARE

       Earnings per average common share (EPS) is computed using the weighted average number of shares of common stock outstanding during the year. EPS is reported for the years 1999, 1998 and 1997 to reflect the Company's adoption of SFAS No. 128, "Earnings per Share."

       The following table is a reconciliation of the components in the calculation of basic and diluted earnings per share.

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                        1999                             1998                                 1997
                  ----------------------------------------------------------------------------------------------------------------
                       INCOME        SHARES    PER SHARE   INCOME        SHARES     PER SHARE     INCOME      SHARES     PER SHARE
                     (NUMERATOR) (DENOMINATOR)   AMOUNT  (NUMERATOR) (DENOMINATOR)   AMOUNT    (NUMERATOR) (DENOMINATOR)  AMOUNT
                     ----------- ------------- --------- ----------- ------------- ----------  ----------- ------------- ---------
Net income              $56,683                            $53,801                               $52,519
Less: preferred
 Dividend
 Requirements, net       (1,047)                            (2,137)                               (2,117)
                                                           -------                               -------
BASIC EPS
Income available
 for common
 shareholders            55,636                  $2.47      51,664      22,480        $2.30       50,402     22,460      $2.24
                                                 =====                                =====                              =====
EFFECT OF DILUTIVE
  SECURITIES
Stock option grants           0                                              7                                    7
Convertible ESOP
  Preferred stock           856          730                 1,707       1,380                     1,646      1,397
                                         ---               -------      ------                   -------     ------
DILUTED EPS
Income available
to common
shareholders +
assumed conversions     $56,492          730     $2.43     $53,371      23,867        $2.24      $52,048     23,864      $2.18
                        =======          ===     =====     =======      ======        =====      =======     ======      =====

NOTE C -- JOINTLY OWNED GENERATING UNITS

       Two electric generating units operated by the Company are jointly owned with other utilities. The Company's proportionate share of operation and maintenance expenses associated with these two units is reflected in the financial statements.

                                                 At December 31, 1999
                                          -----------------------------------
                                              Rodemacher        Dolet Hills
                                               Unit #2            Unit #1
                                          ------------------   --------------
                                             (Dollar amounts in thousands)
Percentage of ownership................                  30%              50%
Utility plant in service...............             $85,372         $274,231
Accumulated depreciation...............             $44,519         $111,510
Unit capability (megawatts)............               523.0            650.0
Share of capability (megawatts)........               156.9            325.0

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE D -- FAIR VALUE OF FINANCIAL INSTRUMENTS

       The amounts reflected in the financial statements at December 31, 1999 and 1998, for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of their short-term nature. The fair value of the Company's long-term debt and nonconvertible preferred stock is estimated based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtainable by the Company for debt and preferred stock with similar maturities. The fair value of convertible preferred stock is estimated assuming its conversion into common stock at the market price per common share at December 31, 1998, with proceeds from the sale of the common stock used to repay the principal balance of the Company's loan to the Employee Stock Ownership Plan (ESOP). The estimated fair value of energy market positions is based upon observed market prices when available and when such market prices are not available, management estimates market value at a discrete point in time based on market conditions and observed volatility. These estimates are subjective in nature and involve uncertainties. Therefore actual results may differ from these estimates.

                                                                                   AT DECEMBER 31,
                                                         -------------------------------------------------------------------
                                                                      1999                                 1998
                                                         -------------------------------       -----------------------------
                                                            CARRYING        ESTIMATED            CARRYING        ESTIMATED
                                                             VALUE          FAIR VALUE             VALUE        FAIR VALUE
                                                         --------------   --------------       -------------   -------------
                                                                                   (In thousands)
Financial instruments not marked-to-market
Long-term debt........................................         $386,260         $380,133            $376,698        $400,738
Preferred stock
  Not subject to mandatory redemption.................                -                -            $ 12,795        $ 28,567
  Subject to mandatory redemption.....................                -                -            $  5,680        $  5,143

                                                            ORIGINAL        ESTIMATED            CARRYING        ESTIMATED
                                                             VALUE          FAIR VALUE             VALUE        FAIR VALUE
                                                         --------------   --------------       -------------   -------------
Financial instruments marked-to-market
Energy Market Positions...............................
  Assets..............................................         $  9,209         $  8,089                   -               -
  Liabilities.........................................         $  4,960         $  4,266                   -               -

       The financial instruments not marked-to-market are reported on the Company's balance sheet at carrying value. The financial instruments marked-to-market represent off-balance-sheet risk because, to the extent the Company has an open position, it is exposed to the risk that fluctuating market prices may adversely impact its financial position or results of operations upon settlement. Original value represents the fair value of the positions at the time originated.

NOTE E -- DEBT

       The Company has a revolving credit facility totaling $100 million. This facility provides for uncollateralized borrowings at prevailing interest rates and is scheduled to expire on June 15, 2000. This facility also provides for borrowings at interest rates established by competitive bid. Commitment fees are based upon the Company's lowest secured debt ratings

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

and are currently 0.10%. Compensating balances are not maintained in connection with the facility. In addition, the Company has an uncommitted borrowing arrangement with a bank in the amount of $5. million. The bank is not obligated to lend under this uncommitted arrangement, and any borrowings are made at negotiated interest rates and are uncollateralized. No fees are paid on the uncommitted arrangement, nor are compensating balances required.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

Total indebtedness as of December 31, 1999 and 1998 were as follows:

                                                                          (IN THOUSANDS)
                                                                          AT DECEMBER 31,
                                                          -----------------------------------------------
                                                                   1999                     1998
                                                          ----------------------   ----------------------
Commercial paper, net                                               $  5,989                 $ 68,226
Short-term bank loans                                                      -                      190
                                                                    --------                 --------
 Total short-term debt                                              $  5,989                 $ 68,416
                                                                    ========                 ========
First mortgage bonds
 Series X, 9 1/2%, due 2005                                         $ 60,000                 $ 60,000
Pollution control revenue bonds, variable rate, due
 2018                                                                      -                   61,260
Pollution control revenue bonds, fixed rate of 5.875%,
 Due 2029, callable after September 1, 2009                           61,260                        -
Long-term bank loans                                                       -                   10,438
Medium-term notes
 7.85%, due 2000                                                      25,000                   25,000
 7.55%, due 2004, callable at 100%, 2002                              15,000                   15,000
 7.50%, due 2004, callable at 100%, 2002                              10,000                   10,000
 7.00%, due 2003                                                      10,000                   10,000
 5.90%, due 1999                                                           -                   10,000
 6.55%, due 2003                                                      15,000                   15,000
 6.33%, due 2002                                                      25,000                   25,000
 5.78%, due 2001                                                      10,000                   10,000
 6.20%, due 2006                                                      15,000                   15,000
 6.42%, due 2001                                                      15,000                   15,000
 6.95%, due 2006                                                      10,000                   10,000
 6.53%, due 2007                                                      10,000                   10,000
 6.32%, due 2006                                                      15,000                   15,000
 6.28%, due 2008, putable at 100%, 1999                                    -                   20,000
 7.50%, due 2007                                                      15,000                   15,000
 7.00%, due 2007                                                      25,000                   25,000
 6.52%, due 2009                                                      50,000                        -
                                                                    --------                 --------
  Total medium-term notes                                            265,000                  245,000
                                                                    --------                 --------
  Gross amount of long-term debt                                     386,260                  376,698
Less:
 Amount due within one year                                          (25,000)                 (33,330)
 Unamortized premium and discount, net                                  (921)                    (326)
                                                                    --------                 --------
 Total long-term debt, net                                          $360,339                 $343,042
                                                                    ========                 ========

                                                                        (In thousands)
                                          2000           2001           2002            2003           2004     Thereafter
                                       -------        -------        -------         -------        -------   ---------------
Amounts payable under long-
term debt agreements                   $25,000        $25,000        $25,000         $25,000        $25,000          $261,260
                                       =======        =======        =======         =======        =======          ========

       The weighted average interest rate on short-term debt at December 31, 1999, was 6.42% compared to 5.26% at December 31, 1998.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       The first mortgage bonds are collateralized by the LPSC jurisdictional property, plant and equipment within the Company. In the various parishes that contain such property, a lien is filed with the clerk of court. Before the Company can sell any of this property, it must get a release signed by the trustee.

       The three issues of the Company's 1991 series pollution control bonds totaling $61.3 million were refinanced on September 2, 1999. Two new series were issued to replace the old bonds, which were retired using the legal defeasance method and removed from the balance sheet as permitted under SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The new bonds were issued at a fixed rate with a coupon of 5.875% and were discounted and sold at 98.956%, with a final maturity of September 1, 2029, subject to optional redemption by the Company after September 1, 2009.

       The bonds are insurance-backed, thereby fixing the cost of the credit support for the life of the bonds. In a related transaction, an interest rate lock agreement was entered into for the notional amount of the bonds, effectively locking the rate of the bonds at 5.663% for the 30-year period. The Company received approximately $1.8 million from the interest rate lock counterparty upon settlement, which will be amortized over the life of the bonds.

NOTE F -- COMMON STOCK

       Effective July 1, 1999 Cleco Utility Group Inc. reorganized to a holding company structure. Under the terms of the reorganization, Cleco became the owner of all of Utility Group's outstanding common stock, and the holders of existing common and two series of preferred stock exchanged their stock in Utility Group for stock in Cleco. As of July 1, 1999, the Company's common stock is no longer listed on an exchange.

       In association with incentive compensation plans in effect during the two-year period ended December 31, 1998, certain officers and key employees of the Company and its subsidiaries were awarded shares of restricted Company common stock. The cost of the restricted stock awards, as measured by the market value of the common stock at the time of the grant, is recorded as compensation expense during the periods in which the restrictions lapse. As of December 31, 1999, the number of shares of restricted stock previously granted for which restrictions had not lapsed was zero due to the reorganization.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       Changes in incentive shares for the three-year period ended December 31, 1999, were as follows:

                                                                                    Incentive Share
                                                           -------------------------------------------------------------
                                                                Option Price         Unexercised         Available for
                                                                  per Share         Option Shares        Future Grants
                                                              -----------------   ------------------   ------------------
Balance, January 1, 1997...................................                                  18,400              731,851
                                                                                            -------             --------
Options exercised..........................................             $16.780              (2,600)                   -
Restricted stock granted...................................                                       -              (20,904)
Restricted stock forfeited.................................                                       -                  793
Incentive stock awarded....................................                                       -               (3,701)
                                                                                            -------             --------
Balance, December 31, 1997.................................                                  15,800              708,039

Options exercised..........................................             $16.780              (5,000)                   -
Options granted (directors)................................             $31.875              12,503              (12,503)
Restricted stock granted...................................                                       -              (21,362)
Restricted stock forfeited.................................                                       -                2,543
                                                                                            -------             --------
Balance, December 31, 1998.................................                                  23,303              676,717

Options exercised..........................................             $16.780             (10,800)                   -
Options moved to holding company...........................                                 (12,503)            (676,717)
                                                                                            -------             --------
Balance, December 31, 1999.................................                                       -                    -
                                                                                            =======             ========

       Had the compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and net income per common share would approximate the pro forma amounts below:

                                                      For the year ended December 31,
                                                  (In thousands except per share amounts)
                                                   1998                               1997
                                        --------------------------        ----------------------------
                                             AS            Pro                 AS             Pro
                                          Reported        Forma             Reported         Forma
                                        ------------   -----------        ------------   -------------
SFAS 123 expense                             $            $   525              $              $   382
Estimated reduction in income
    tax for SFAS 123 expense                                 (173)                               (126)
                                             -------      -------              -------        -------
Net income applicable to
    Common stock                             $51,664      $51,312              $50,402        $50,146
                                             =======      =======              =======        =======
Net income per basic common
    Share                                    $  2.30      $  2.28              $  2.24        $  2.23
                                             =======      =======              =======        =======

       As a result of the holding company structure reorganization, all options on Company stock were exchanged for options on Cleco stock. All options outstanding on the Company common stock were cancelled.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

The assumptions used to calculate the additional compensation expense are as follows:

                                                                      For the year ended December 31,
                                                        -----------------------------------------------------------
                                                               1999                 1998                1997
                                                        ------------------   ------------------   -----------------
Expected term (in years)                                        6.31                 5.00                N/A
Volatility                                                     12.94%               12.29%               N/A
Expected dividend yield                                         5.11%                5.05%               N/A
Risk-free interest rate                                         5.94%                5.79%               N/A
Weighted average fair value (Black Scholes value)             $ 2.15               $ 3.13                N/A

       The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of future amounts. SFAS 123 does not apply to awards prior to 1995.

NOTE G -- PREFERRED STOCK

       All shares of the 4.5% Series 1955, 4.65% Series 1964, and 4.75% Series 1965 of preferred stock of the Company were redeemed at a cost of $5.7 million in June 1999. The shareholders of these series of preferred stock voted "no" on the formation of the holding company in May 1999. As part of the share exchange agreement, preferred shareholders of these series had their shares redeemed.

       In connection with the establishment of the ESOP, the Company sold 300,000 shares of 8.125% convertible preferred stock to the ESOP. As part of the holding company reorganization, each share of the Company's 8.125% convertible preferred stock was exchanged for one share of Cleco's 8.125% convertible preferred stock. The amount of preferred stock relating to the ESOP was transferred net of deferred compensation relating to the convertible preferred stock held by the ESOP.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       Information about the components of preferred stock capitalization is as follows:

                                                                          (In thousands, except share amounts)
                                               Balance                  Balance                  Balance                    BALANCE
                                               Jan. 1,                 Dec. 31,                 Dec. 31,                    DEC. 31,
                                                1997        Change       1997        Change       1998          Change        1999
                                             -----------   --------   -----------   --------   -----------   ------------   --------
CUMULATIVE PREFERRED STOCK,
 $100 par value
NOT SUBJECT TO MANDATORY
   REDEMPTION
   4.50%..................................   $    1,029               $    1,029               $    1,029    $    (1,029)       -
 Convertible, Series of 1991,
   Variable rate..........................       29,251       (178)       29,073       (384)       28,689        (28,689)       -
                                             ----------    -------    ----------    -------    ----------    -----------
                                             $   30,280    $  (178)   $   30,102    $  (384)   $   29,718    $   (29,718)       -
                                             ==========    =======    ==========    =======    ==========    ===========
SUBJECT TO MANDATORY REDEMPTION
 4.50%, Series of 1955....................          360        (40)          320        (40)          280           (280)       -
 4.65%, Series of 1964....................        3,080       (140)        2,940       (140)        2,800         (2,800)       -
 4.75%, Series of 1965....................        2,932        (72)        2,860       (260)        2,600         (2,600)       -
                                             ----------    -------    ----------    -------    ----------    -----------
                                             $    6,372    $  (252)   $    6,120    $  (440)   $    5,680    $    (5,680)       -
                                             ==========    =======    ==========    =======    ==========    ===========
Deferred compensation related to
 convertible preferred stock held
 by the ESOP..............................   $  (20,751)   $ 1,985    $  (18,766)   $ 1,843    $  (16,923)   $   (16,923)       -
                                             ==========    =======    ==========    =======    ==========    ===========
CUMULATIVE PREFERRED STOCK,
 $100 par value
 Number of shares
   Authorized.............................    1,412,125     (2,125)    1,410,000     (4,000)    1,406,000     (1,406,000)       -
   Issued and outstanding.................      366,519     (4,301)      362,218     (8,240)      353,978       (353,978)       -
                                             ==========    =======    ==========    =======    ==========    ===========
CUMULATIVE PREFERRED STOCK,
 $25 par value
 Number of shares authorized
   (None outstanding).....................    3,000,000                3,000,000                3,000,000     (3,000,000)       -
                                             ==========               ==========               ==========    ===========

NOTE H -- PENSION PLAN AND EMPLOYEE BENEFITS

       Substantially all employees of the Company and employees of its affiliates are covered by a noncontributory, defined benefit pension plan. Benefits under the plan reflect an employee's years of service, age at retirement and highest total average compensation for any consecutive five calendar years during the last ten years of employment with the Company. The Company's policy is to fund contributions to the employee pension plan based upon actuarial computations utilizing the projected unit credit method, subject to the Internal Revenue Service's full funding limitation. No contributions to the pension plan were required during the three-year period ended December 31, 1999.

       The Company is the plan sponsor of the pension plan. The Company is reimbursed by its affiliates for the service costs incurred by affiliate employees incurred while the employees are in the employ of the affiliates. During 1999, the service costs were immaterial.

       The Company's retirees and their dependents are eligible to receive health, dental and life insurance benefits (other benefits). The Company recognizes the expected cost of these benefits during the periods in which the benefits are earned.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       The employee pension plan, other benefits obligation plan assets and funded status as determined by the actuary at December 31, 1999 and 1998 are presented in the following table.

                                                                                (In thousands)
                                                                PENSION BENEFITS               OTHER BENEFITS
                                                              1999           1998           1999           1998
                                                         --------------------------------------------------------
Change in benefit obligation
 Benefit obligation at beginning of year.................   $132,721       $123,082       $ 16,602       $ 15,379
 Service cost............................................      4,353          3,734            661            671
 Interest cost...........................................      9,198          8,326          1,099          1,062
 Plan participants contributions.........................                                      338            311
 Actuarial (gain)/loss...................................     (8,728)         4,591         (1,624)           176
 Expenses paid...........................................     (1,254)        (1,100)             -              -
 Benefits paid...........................................     (6,320)        (5,912)          (882)          (997)
                                                            --------       --------       --------       --------
 Benefit obligation at end of year.......................    129,970        132,721         16,194         16,602
                                                            --------       --------       --------       --------
Change in plan assets
 Fair value of plan assets at beginning of year..........    181,698        163,574              -              -
 Actual return on plan assets............................     10,489         25,136              -              -
 Expense paid............................................     (1,254)        (1,100)             -              -
 Benefits paid...........................................     (6,320)        (5,912)             -              -
                                                            --------       --------       --------       --------
 Fair value of plan assets at end of year................    184,613        181,698              -              -
                                                            --------       --------       --------       --------
Funded status............................................     54,643         48,977        (16,194)       (16,602)
 Unrecognized net actuarial (gain).......................    (53,369)       (48,421)        (3,058)        (1,434)
 Unrecognized transition obligation/(asset)..............     (5,308)        (6,625)         6,673          7,186
 Prior service cost......................................     12,775         13,745              -              -
                                                            --------       --------       --------       --------
 Prepaid/(accrued) benefit cost..........................   $  8,741       $  7,676       $(12,579)      $(10,850)
                                                            ========       ========       ========       ========

       Employee pension plan assets were invested in Cleco's common stock, other publicly traded domestic common stocks, U.S. government, federal agency and corporate obligations, an international equity fund, commercial real estate funds and pooled temporary investments.

       Effective January 1, 1998, the Company changed the method of calculating fair market value of assets to reflect the difference between actual and projected appreciation for the current year ratably over five years. This change has been reflected in the table above. Effective January 1, 1998, the Company increased the crediting rates for each year of service but limited the maximum number of years of service credited to 35. This change has been reflected in the table above.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       The components of net periodic pension and other benefits cost (income) for 1999, 1998 and 1997 are as follows, along with assumptions used:

                                                                          (In thousands)
                                                     PENSION BENEFITS                           OTHER BENEFITS
                                       --------------------------------------------------------------------------------
                                            1999           1998           1997          1999         1998         1997
                                          ---------      ---------      ---------      -------      -------      -------
Components of periodic benefit costs
 Service cost..........................   $  4,353       $  3,734       $  2,984       $  661       $  671       $  601
 Interest cost.........................      9,198          8,326          7,288        1,099        1,062        1,034
 Expected return on plan assets........    (14,267)       (12,797)       (10,290)
 Amortization of transition
   Obligation(asset)...................     (1,317)        (1,318)        (1,317)         513          513          513
 Prior period service cost
   Amortization........................        969            969            347
 Net (gain)loss........................                      (142)                                     (66)         (82)
                                          --------       --------       --------       ------       ------       ------
 Net periodic benefit cost/(income)....   $ (1,064)      $ (1,228)      $   (988)      $2,273       $2,180       $2,066
                                          ========       ========       ========       ======       ======       ======

                                                     PENSION BENEFITS                           OTHER BENEFITS
                                       --------------------------------------------------------------------------------
                                              1999           1998           1997         1999         1998         1997
                                       --------------------------------------------------------------------------------
Weighted-average assumptions as of
  December 31:
   Discount rate.......................       7.50%          6.75%          7.00%        7.50%        6.75%        7.00%
   Expected return on plan assets......       9.50%          9.50%          9.50%         N/A          N/A          N/A
   Rate of compensation increase.......       5.00%          5.00%          5.00%         N/A          N/A          N/A

       The assumed health care cost trend rate used to measure the expected cost of other benefits was 8.5% in 1999 and 9.5% in 1997 and 1998. The initial health care cost trend rate was reduced from 10% in 1996 to 9.5% in 1998 and to 8.5% in 1999, which resulted in an unrecognized gain. Assumed health care cost trend rates have a significant effect on the amount reported for the health care plans. A one-percentage point change in assumed health care cost trends rates would have the following effects on other benefits:

                                                                                       (In thousands)
                                                                                     1-PERCENTAGE POINT
                                                                         ---------------------------------------
                                                                              INCREASE               DECREASE
                                                                         ---------------      ------------------
Effect on total of service and interest cost components..................           $119                   $(121)
Effect on postretirement benefit obligation..............................           $912                   $(943)

       Substantially all employees are eligible to participate in a savings and investment plan (401(k) Plan). The Company makes matching contributions to 401(k) Plan participants by allocating shares of Cleco's convertible preferred stock held by the ESOP. Compensation expense related to the 401(k) Plan is based upon the value of shares of preferred stock allocated to ESOP participants and the amount of interest incurred by the ESOP, less dividends on unallocated shares held by the ESOP. At December 31, 1999 and 1998, the ESOP had allocated to employees 139,086 and 124,984 shares, respectively.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       The table below contains information about the 401(k) Plan and the ESOP:

                                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                                                        (In thousands)
                                                                              1999           1998           1997
                                                                          ------------   ------------   ------------
401(k) Plan expense....................................................         $1,021         $1,107         $1,453
Dividend requirements to ESOP on convertible preferred stock...........         $1,047         $2,341         $2,367
Interest incurred by ESOP on its indebtedness..........................         $1,296         $1,683         $1,604
Company contributions to ESOP..........................................         $    0         $1,075         $1,235

NOTE I -- INCOME TAX EXPENSE

       Federal income tax expense is less than the amount computed by applying the statutory federal rate to book income before tax as follows:

                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                             (In thousands, except for %)
                                                                     1999                1998                1997
                                                               -----------------   -----------------   -----------------
                                                                AMOUNT      %       Amount      %       Amount      %
                                                               --------   ------   --------   ------   --------   ------
Book income before tax......................................   $83,955    100.0    $80,467    100.0    $80,248    100.0
Tax at statutory rate on book income before tax.............    29,384     35.0     28,163     35.0     28,087     35.0
Increase (decrease):
  Tax effect of AFUDC.......................................      (261)    (0.3)      (601)    (0.8)      (276)    (0.3)
  Amortization of investment tax credits....................    (1,790)    (2.1)    (1,790)    (2.2)    (1,790)    (2.2)
  Tax effect of prior-year tax benefits not deferred........     1,119      1.3      2,175      2.7        978      1.2
  AFUDC gross up - FASB 109.................................    (1,548)    (1.8)    (1,009)    (1.3)    (1,123)    (1.4)
  Other, net................................................    (2,550)    (3.0)    (2,443)    (3.0)    (1,522)    (1.9)
                                                               -------             -------             -------
Total federal income tax expense............................    24,354     29.0     24,495     30.4     24,354     30.4
Current state income tax expense............................     2,918      3.5      2,171      2.7      3,375      4.2
                                                               -------                                 -------
Total federal and state income tax expense..................   $27,272     32.5    $26,666     33.1    $27,729     34.6
                                                               =======             =======    -----    -------    =====

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

Information about current and deferred income tax expense is as follows:

                                                                        (In thousands)
                                                              1999           1998           1997
                                                          ------------   ------------   ------------
Current federal income tax expense.....................       $17,675        $17,582        $23,236
Deferred federal income tax expense....................         8,469          8,703          2,908
Amortization of accumulated deferred investment tax            (1,790)        (1,790)        (1,790)
  credits..............................................       -------        -------        -------
Total federal income tax expense.......................        24,354         24,495         24,354
Current state income tax expense.......................         2,918          2,171          3,375
                                                              -------        -------        -------
Total federal and state income tax expense.............       $27,272        $26,666        $27,729
                                                              =======        =======        =======
Deferred federal income tax expense attributable to:
  Depreciation.........................................       $ 8,428        $11,748        $ 2,733
  Storm damages........................................           912            492           (332)
  Asset basis differences..............................        (2,717)          (571)        (1,707)
  Employee benefits....................................           222           (419)           321
  Fuel costs...........................................           660           (612)           790
  Reacquired debt......................................          (269)          (249)         1,037
  Other................................................         1,233         (1,686)            66
                                                              -------        -------        -------
  Total deferred federal income tax expense............       $ 8,469        $ 8,703        $ 2,908
                                                              =======        =======        =======

       The balance of accumulated deferred federal and state income tax assets and liabilities at December 31, 1999 and 1998, was comprised of the tax effect of the following:

                                                                                   (In  thousands)
                                                                         1999                         1998
                                                               -------------------------   ---------------------------
                                                                  ASSET       LIABILITY       Asset        Liability
                                                               -----------   -----------   -----------   -------------
Depreciation and property basis differences.................      $  6,653      $152,971       $ 6,584        $143,975
Allowance for funds used during construction................             -        42,974             -          39,270
Investment tax credits......................................        15,979             -        17,378               -
FASB 109 adjustments........................................        92,417       110,315        62,235          92,513
Postretirement benefits other than pension..................         4,723             -         3,700               -
Other.......................................................         5,345        14,661         7,448          10,861
                                                                  --------      --------       -------        --------
Accumulated deferred federal and state income taxes.........      $125,117      $320,921       $97,345        $286,619
                                                                  ========      ========       =======        ========

       Regulatory assets recorded for deferred taxes at December 31, 1999 and 1998, were $115.9 million and $95.2 million, respectively. Regulatory liabilities recorded for deferred taxes at December 31, 1999 and 1998, were $97.1 million and $81.0 million, respectively. Regulatory assets and liabilities will be realized over the accounting lives of the related properties to the extent past ratemaking practices are continued by regulators.

NOTE J -- ACCRUAL OF ESTIMATED CUSTOMER CREDITS

       The Company's reported earnings in the year ended December 31, 1999, reflect a $2.8 million accrual for estimated customer credits that may be required under terms of an earnings review settlement reached with the LPSC in 1996. The 1996 LPSC settlement, and a subsequent amendment, set the company's rates until the year 2004 and also provided for annual base rate

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

tariff reductions of $3 million in 1997 and $2 million in 1998. As part of the settlement, the Company is allowed to retain all regulated earnings up to a 12.25% return on equity and to share equally with customers as credits on their bills all regulated earnings between 12.25% and 13% return on equity. All regulated earnings above a 13% return on equity are credited to customers. The amount of credits due customers, if any, is determined by the LPSC annually based on 12-month-ending results as of September 30 of each year. The settlement provides for such credits to be made on customers' bills the following summer.

       Of the $2.8 million, $2.2 million relates to the 12-month-ended September 30, 1998, cycle, and the remaining $0.6 million relates to the estimated refund for the 12-month-ended September 30, 1999, cycle. The adjustment for the prior year's estimate of the refund for the 1998 cycle was due to the LPSC's final report on the 1998 cycle. The $2.8 million was recorded as a reduction in revenue due to the nature of the customer credits. The amount of the credit for the cycle ending September 30, 1999, if any, has not yet been determined by the LPSC.

NOTE K -- SIGNIFICANT NON-CASH TRANSACTIONS

       On July 1, 1999, 246,684 shares of the Company's common stock held as treasury stock, with a cost of approximately $5 million, were cancelled as a part of the holding company restructuring.

       In 1998, Utility Construction & Technology Solutions LLC (UtiliTech), an affiliate of the Company, entered into a contract with the Company to provide geographic information system (GIS) services required by the Company. In 1998, the GIS assets were transferred to UtiliTech from the Company at net book value at the date of transfer of approximately $1.6 million. During the third quarter of 1999, UtiliTech decided to cease offering GIS services. As shown in the Statement of Changes in Shareholder's Equity, the related GIS assets were transferred back to the Company at net book value.

       On July 1, 1999, all subsidiaries of the Company and all of the common stock of the Company were dividended to Cleco as a part of reorganizing into a holding company structure. The book value of the membership interest and common stock of subsidiaries and the common stock of the Company dividended was approximately $30.6 million.

NOTE L -- AFFILIATE TRANSACTIONS

       Effective July 1, 1999, the Company entered into service agreements with affiliates, which provide the Company access to professional services and goods. The service and goods are charged to the Company at the lower of fair market value or fully loaded costs in order to comply with Cleco's interaffiliate policy. A summary of charges from each affiliate included in the Statement of Income and Balance Sheet follows:

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

                                                                     1999
                                                                 (In thousands)
                                                         Statement of        Balance
                                                            Income            Sheet
                                                         ------------        --------
Cleco
     Other operation                                       $   70
     Other income (expense), net                                2
Cleco Marketing & Trading LLC
     Other operation                                        1,638
     Other income (expense), net                              241
Cleco Evangeline LLC
     Maintenance                                               86
CLE Intrastate Pipeline Company, Inc.
      Fuel used for electric generation                     1,412
Utility Construction & Technology Solutions LLC
      Property, plant and equipment                                             $690
      Other operations                                         75
      Maintenance                                              58
                                                           ------
                   Total                                   $3,582               $690
                                                           ======               ====

       Prior to July 1, 1999, the affiliates were subsidiaries of the Company and their operations were included with those of the Company and reflected in other income/(expenses), net.

       The Company also entered into agreements to provide goods and services to affiliated companies. The goods and services are charged by the Company at the higher of fully loaded cost or fair market value in order to comply with Cleco's interaffiliate policy. Following is a reconciliation of the Company's intercompany revenues:

                                                             (In thousands)
                                                                  1999
                                                          ---------------------
Cleco                                                           $   19
Cleco Midstream Resources LLC                                      236
Utility Construction & Technology Solutions LLC                  2,494
Cleco Support Group LLC                                            138
Cleco Evangeline LLC                                             3,841
Cleco Marketing & Trading LLC                                      978
CLE Intrastate Pipeline Company, Inc.                              110
                                                                ------
           Total                                                $7,816
                                                                ======

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       The Company has the following affiliate receivable and payable balances associated with the service agreements between the Company and its affiliates:

                                                                     1999
                                                          Accounts          Accounts
                                                         Receivable          Payable
                                                         ----------         --------
Cleco                                                     $ 7,525
Utility Construction & Technology Solutions LLC             1,676
CLE Pipeline Company, Inc.                                                   $1,352
Cleco Evangeline LLC                                       11,395
Cleco Midstream Resources LLC                               1,405
Cleco Marketing & Trading LLC                                                 7,892
Others                                                        623
                                                          -------            ------
                                                          $22,624            $9,244
                                                          =======            ======

       During the period July 1, 1999 to December 31, 1999, the Company paid cash dividends to Cleco of approximately $39.8 million.

NOTE M -- DISCLOSURES ABOUT SEGMENTS

       The Company has determined that its reportable segments are based on the Company's method of internal reporting, which disaggregates its business units by first-tier subsidiary. The Company's reportable segments are Utility Group, Midstream and UtiliTech. Reportable segments were determined by applying SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Each reportable segment engages in business activities from which it earns revenues and incurs expenses. Segment managers report at least monthly to the Company's CEO (the chief decision maker) with discrete financial information and present quarterly discrete financial information to the Company's Board of Directors. Budgets were prepared by each reportable segment for 2000, which were presented to, and approved by, Company's Board of Directors.

       The Other segment consists of costs within Cleco prior to the holding company restructuring, start-up costs associated with a retail services subsidiary, and revenue and expenses associated with an investment subsidiary. These subsidiaries operate within Louisiana and Delaware. The financial results of the Company's segments are presented on an accrual basis. Significant differences among the accounting policies of the segments as compared to the Company's financial statements principally involve the classification of revenue and expense between operating and other. Management evaluates the performance of its segments and allocates resources to them based on segment profit/(loss) before income taxes and preferred stock dividends. In years 1997, 1998 and the first six months of 1999, Midstream and UtiliTech reported profit/(loss) as other income (expense) within Utility Group. For purposes of this footnote, gross amounts of revenue and expenses are reported on the appropriate line. The Unallocated Items, Reclassifications & Eliminations column reclassifies the items of revenue and expense recorded under the equity method to other income(expense). Material intersegment transactions occur on a regular basis.

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

       The results for Midstream, UtiliTech and other subsidiaries reflect the first six months of activity in 1999. Effective July 1, 1999, Midstream, UtiliTech and the other subsidiaries were dividended to Cleco and ceased to be subsidiaries of the Company.



1999                                                                                 UNALLOCATED ITEMS,
                                    UTILITY                                         RECLASSIFICATIONS &
                                     GROUP      MIDSTREAM    UTILITECH    OTHERS        ELIMINATIONS          TOTAL
                                  -----------   ----------   ----------   -------   --------------------   -----------
Revenues
   Retail electric operations     $  508,790    $       -    $       -    $     -   $                 -    $  508,790

   Energy marketing operations       237,731            -            -          -                     -       237,731
   Other operations                                 2,080        1,326        342                (3,972)        5,757
    Intersegment revenues              7,816        1,589        1,425        783                (3,797)        7,816
   Customer credits                   (2,776)           -            -          -                     -        (2,776)
                                  ----------      -------       ------    -------              --------    ----------
Total operating revenue              743,745        2,080        1,326        342                (7,769)      751,561

Depreciation expense                  49,285          614          133          -                  (747)       49,285
Interest charges                      28,414          756            3          -                  (759)       28,414
Segment profit (loss) (1)             83,955         (306)        (317)     1,095               (28,319)       54,756
Segment assets                    $1,418,145            -            -          -                     -    $1,418,145

(1) Reconciliation of segment profit to Company profit:      UNALLOCATED ITEMS
                                                              Income taxes           $27,272
                                                              Preferred dividends      1,047
                                                                                     -------
                                                                                     $28,319
                                                                                     =======
1998

Revenues
   Retail electric operations     $  487,280            -            -          -                     -    $  487,280
   Energy marketing operations        32,695      $10,118            -          -              $(10,118)       32,695
   Other operations                        -            -       $  214    $   865                (1,079)            -
   Customer credits                   (4,800)           -            -          -                     -        (4,800)
                                  ----------      -------       ------    -------              --------    ----------
Total operating revenues             515,175       10,118          214        865               (11,197)      515,175

Intersegment revenues                      -        3,242          297      1,443                (4,982)            -
Depreciation expense                  48,369          831           79          -                  (910)       48,369
Interest charges                      27,360          792            -          -                  (792)       27,360
Segment profit (loss) (1)             79,383         (719)        (176)     1,505               (28,329)       51,664
Segment assets                    $1,383,648      $67,322       $3,483    $27,443              $(52,896)   $1,429,000

(1) Reconciliation of segment profit to Company profit:      Unallocated items
                                                              Income taxes          $26,666
                                                              Preferred dividends     2,137
                                                              Other                    (474)
                                                                                    -------
                                                                                    $28,329
                                                                                    =======

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

1997

Revenues
   Retail electric operations     $  456,245        -     -              -             -    $  456,245
   Energy marketing operations             -        -     -              -             -             -
   Other operations                        -   $  164     -        $   760      $   (924)            -
   Customer credits                        -              -              -             -             -
                                  ----------            ---        -------      --------    ----------
Total Operating revenues             456,245      164     -            760          (924)      456,245

Intersegment revenues                      -    1,652     -            440        (2,092)            -
Depreciation expense                  45,890      624     -              -          (624)       45,890
Interest charges                      28,586      440     -              -          (440)       28,586
Segment profit/(loss) (1)             78,938      129     -          1,158       (29,823)       50,402
Segment assets                    $1,383,135   $8,642   $80        $19,869      $ (5,682)   $1,361,044

(1) Reconciliation of segment profit to Company profit:       Unallocated items
                                                               Income taxes         $27,729
                                                               Preferred dividends    2,117
                                                               Other                    (23)
                                                                                    -------
                                                                                    $29,823
                                                                                    =======

NOTE O -- COMMITMENTS AND CONTINGENCIES

       In recent years, the Company's construction program has consisted primarily of enhancements to its transmission and distribution systems and improvements at its generating stations. In 1997 the Company acquired the assets of Teche for $22.4 million. The Company's construction expenditures, excluding AFUDC, totaled $51.7 million in 1999 and $53.9 million in 1998, excluding the Teche assets.

       The Company construction expenditures, excluding AFUDC, for 2000 are estimated to be $54 million and for the five-year period will support line extensions and substation upgrades to accommodate new business and load growth. Some investment will be made to rehabilitate older transmission, distribution and generation assets. The Company will also continue to invest in technology to allow it to operate more efficiently.

       In 1999, 100% of the Company's construction requirements were funded internally, as compared to 99.8% in 1998 and 100% in 1997. In 2000, 96% of construction requirements are expected to be funded internally. For the five-year period ending 2004, 99% of construction requirements are expected to be funded internally.

       The Company has entered into various long-term contracts for the procurement of coal and lignite to fuel certain of its generating stations. These contracts contain provisions for price changes, minimum purchase levels and other financial commitments. The Company purchases, as an additional fuel source for generation, natural gas under short-term contracts on the spot market.

       The Company and another utility filed suit against a joint venture and its partners who mine lignite for one of the Company's jointly owned electric generating units. The joint venture has filed counterclaims. The counterclaims resulted in the filing of another suit by the Company

                           CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

and the other utility against the joint venture's parent company. Management believes the counterclaims, if successful, would not have a significant adverse effect on the Company's financial position or results of operations. Normal day-to-day operations continue at the mining facility and the jointly owned electric generating unit.

       The coal for one of the Company's jointly owned generating units is transported under a long-term contract with a railroad. The railroad experienced operating problems beginning in 1997 that resulted in reduced volumes delivered to the unit. Throughout 1998 the delivery problems persisted, and the coal inventory fluctuated at or below the Company's desired minimum level. However, in 1999, the deliveries of coal by the railroad were back to the normal schedule.

       The Company has accrued for liabilities to third parties, environmental claims, employee medical benefits, storm damages and deductibles under insurance policies that it maintains on major properties, primarily generating stations and transmission substations. Consistent with regulatory treatment, annual charges to operating expense to provide a reserve for future storm damages are based upon the average amount of noncapital, uninsured storm damages experienced by the Company during the previous five years.

NOTE P -- MISCELLANEOUS FINANCIAL INFORMATION (UNAUDITED)

       Quarterly information for the Company for 1999 and 1998 is shown in the following table.


                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                 ----------------------------------------------------------
                                                                                            1999
                                                                 ----------------------------------------------------------
                                                                     1ST            2ND            3RD             4TH
                                                                   QUARTER        QUARTER        QUARTER         QUARTER
                                                                 ------------   ------------   ------------   -------------
Operating revenues............................................       $121,719       $222,474       $275,810        $131,558
Operating income..............................................       $ 19,481       $ 29,519       $ 30,631        $  5,669
Net income applicable to common stock.........................       $  8,017       $ 13,716       $ 23,537        $ 10,366
Basic net income per average common share.....................       $   0.36       $   0.61       $   1.04        $   0.46
Diluted net income per average common share...................       $   0.35       $   0.59       $   1.04        $   0.46
Dividends paid per common share...............................       $  0.405       $  0.415       $  1.817        $  1.324
Market price per share
  High........................................................       $ 35.500       $ 33.563       $    N/A        $    N/A
  Low.........................................................       $ 28.250       $ 28.438       $    N/A        $    N/A

                            CLECO UTILITY GROUP INC.

                         NOTES TO FINANCIAL STATEMENTS

                                                                         (In thousands, except per share amounts)
                                                                ----------------------------------------------------------
                                                                                           1998
                                                                ----------------------------------------------------------
                                                                     1st            2nd            3rd            4th
                                                                   Quarter        Quarter        Quarter        Quarter
                                                                -------------   ------------   ------------   ------------
Operating revenues...........................................         $97,210       $128,298       $172,553       $117,114
Operating income.............................................         $13,833       $ 20,946       $ 28,902       $ 16,618
Net income applicable to common stock........................         $ 6,468       $ 14,491       $ 22,320       $  8,385
Basic net income per average common share....................         $  0.29       $   0.64       $   0.99       $   0.38
Diluted net income per average common share..................         $  0.29       $   0.63       $   0.95       $   0.37
Dividends paid per common share..............................         $ 0.395       $  0.405       $  0.405       $  0.405
Market price per share
  High.......................................................         $34.563       $ 34.750       $ 33.875       $ 36.125
  Low........................................................         $30.250       $ 29.000       $ 28.625       $ 32.875

                         UNAUDITED FINANCIAL STATEMENTS

                            CLECO UTILITY GROUP INC.
                             INTERIM BALANCE SHEETS
                                  (UNAUDITED)

                                                                                          (IN THOUSANDS)
                                                                            AT SEPTEMBER                  AT DECEMBER
                                                                              30, 2000                      31, 1999
                                                                     -----------------------       -----------------------
ASSETS
Utility property, plant and equipment
     Utility Property, plant and equipment                                        $1,558,641                    $1,539,435
     Accumulated depreciation                                                       (585,738)                     (552,556)
                                                                     -----------------------       -----------------------
        Net utility property, plant and equipment                                    972,903                       986,879
        Construction work-in-progress                                                 34,070                        26,919
                                                                     -----------------------       -----------------------
           Total utility property, plant and equipment, net                        1,006,973                     1,013,798
                                                                     -----------------------       -----------------------
Other assets                                                                               -                         2,358

Current assets
     Cash and cash equivalents                                                         3,759                           547
      Accounts receivable                                                             75,048                        40,448
      Accounts receivable - affiliate                                                  1,864                        22,624
     Notes receivable- associated companies                                                2                             2
     Unbilled revenues                                                                25,728                        17,065
     Fuel inventory, at average cost                                                   7,269                        10,461
     Material and supplies inventory, at average cost                                 14,503                        14,189
     Accumulated deferred fuel                                                        10,643                             -
     Other current assets                                                              3,803                         3,202
                                                                     -----------------------       -----------------------
        Total current assets                                                         142,619                       108,538
                                                                     -----------------------       -----------------------
Prepayments                                                                            8,341                         6,428
Regulatory assets - deferred taxes                                                    70,889                        70,834
Other deferred charges                                                                33,763                        33,839
Accumulated deferred federal and state income taxes                                   49,104                        55,184
                                                                     -----------------------       -----------------------
TOTAL ASSETS                                                                      $1,311,689                    $1,290,979
                                                                     =======================       =======================

(Continued on next page)

The accompanying notes are an integral part of the interim financial statements.

                            CLECO UTILITY GROUP INC.
                             INTERIM BALANCE SHEETS
                                  (UNAUDITED)

                                                                                             (IN THOUSANDS)
                                                                                  AT SEPTEMBER           AT DECEMBER
                                                                                    30, 2000               31, 1999
                                                                                 ------------            -----------
CAPITALIZATION AND LIABILITIES
Common shareholder's equity
     Common stock, $2 par value, authorized 50,000,000 shares,
       22,531,870 outstanding  at September  30, 2000 and
       December 31, 1999                                                           $   45,064            $   45,064
     Premium on capital stock                                                         127,312               127,477
     Retained earnings                                                                243,999               234,288
                                                                                   --------------------------------
     Total common shareholders' equity                                                416,375               406,829

Long-term debt, net                                                                   335,383               360,339
                                                                                   --------------------------------
Total capitalization                                                                  751,758               767,168
                                                                                   --------------------------------
Current liabilities
     Short-term debt                                                                   61,766                 5,989
     Long-term debt due within one year                                                25,000                25,000
     Accounts payable                                                                  49,931                56,093
     Accounts payable - Affiliate                                                       9,857                 9,244
     Customer deposits                                                                 20,489                20,326
     Taxes accrued                                                                     20,734                 1,321
      Taxes accrued - payable to parent                                                 6,299                24,428
     Interest accrued                                                                   1,633                 8,788
     Accumulated deferred fuel                                                              -                 2,638
     Other current liabilities                                                          4,596                 3,756
                                                                                   --------------------------------
        Total current liabilities                                                     200,305               157,583
                                                                                   --------------------------------
Deferred credits
     Accumulated deferred federal and state income taxes                              265,553               263,688
     Accumulated deferred investment tax credits                                       24,688                25,994
     Regulatory liabilities - deferred taxes                                           38,840                27,221
     Other deferred credits                                                            30,545                49,325
                                                                                   --------------------------------
        Total deferred credits                                                        359,626               366,228
                                                                                   --------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                               $1,311,689            $1,290,979
                                                                                   ================================


The accompanying notes are an integral part of the interim financial statements.

                           CLECO UTILITY GROUP INC.
                         INTERIM STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                      2000                       1999
                                                                     ------                     ------
OPERATING REVENUES
Retail electric operations                                       $   462,168                  $   389,278
Energy marketing operations                                           13,000                      230,418
Affiliate revenues                                                     7,781                        4,259
                                                                 ----------------------------------------
    Gross operating revenue                                          482,949                      623,955
Less: retail electric customer credits                                (1,233)                      (5,100)
                                                                 ----------------------------------------
    Total operating revenue                                          481,716                      618,855
                                                                 ----------------------------------------
OPERATING EXPENSES
Fuel used for electric generation                                    126,437                      104,480
Power purchased for utility customers                                 94,425                       52,966
Purchases for energy marketing operations                              9,487                      223,225
Other operations                                                      58,192                       54,217
Maintenance                                                           24,372                       23,320
Depreciation                                                          37,162                       37,345
Taxes other than income taxes                                         27,786                       27,425
Federal and state income taxes                                        25,974                       24,794
Affiliate costs                                                        6,420                        3,880
                                                                 ----------------------------------------
    Total operating expenses                                         410,255                      551,653
                                                                 ----------------------------------------
OPERATING INCOME                                                      71,461                       67,202
Allowance for other funds used during construction                       656                          547
Other income (expense), net                                           (1,081)                        (533)
                                                                 ----------------------------------------
INCOME BEFORE INTEREST CHARGES                                        71,036                       67,216
                                                                 ----------------------------------------
INTEREST CHARGES
Interest charges, including amortization of debt
    Expenses, premium and discount                                    21,972                       20,791
Allowance for borrowed funds used during construction                   (226)                         108
                                                                 ----------------------------------------
NET INCOME BEFORE PREFERRED DIVIDENDS                                 49,290                       46,317
Preferred dividend requirements, net                                       -                        1,047
                                                                 ----------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                            $    49,290                  $    45,270
                                                                 ========================================
AVERAGE SHARES OF COMMON STOCK OUTSTANDING
  Basic                                                           22,531,870                   22,522,327
  Diluted                                                         23,531,870                   23,471,560

EARNINGS PER AVERAGE SHARE
  Basic                                                                $2.19                        $2.01
  Diluted                                                              $2.19                        $1.97

CASH DIVIDENDS PAID PER SHARE OF COMMON STOCK                          $1.76                        $2.63

The accompanying notes are an integral part of the interim financial statements.

                            CLECO UTILITY GROUP INC.
                        INTERIM STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                           (IN THOUSANDS)
                                                                               FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                                        2000                         1999
                                                                                     --------                     --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                        $ 49,290                     $ 46,317
   Adjustments to reconcile net income to net cash
     Provided by operating activities
        Depreciation and amortization                                                  37,870                       38,192
        Allowance for funds used during construction                                      883                         (439)
       Amortization of investment tax credits                                          (1,306)                      (1,343)
       Deferred income taxes                                                            7,168                       (1,616)
        Deferred fuel costs                                                           (13,281)                      (5,391)
        Gain on disposition of utility plant, net                                           -                         (108)
   Changes in assets and liabilities
        Accounts receivable, net                                                      (12,439)                     (34,624)
       Unbilled revenues                                                               (8,663)                      (5,646)
       Fuel inventory, materials and supplies                                           2,878                       (8,629)
        Accounts payable                                                               (4,802)                      58,177
        Customer deposits                                                                 163                           (6)
        Other deferred accounts                                                        (2,814)                       4,045
        Taxes accrued                                                                   1,284                       36,825
        Interest accrued                                                               (7,155)                      (5,549)
        Other, net                                                                     (4,607)                       4,463
                                                                                     --------                     --------
    Net cash provided by operating activities                                          44,469                      124,668
                                                                                     --------                     --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Additions to utility plant                                                         (31,664)                     (37,264)
   Allowance for funds used during construction                                          (883)                         439
   Proceeds from sales of utility plant                                                   257                          208
   Purchase of investments                                                                  -                         (200)
                                                                                     --------                     --------
    Net cash used in investing activities                                             (32,290)                     (36,817)
                                                                                     --------                     --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock                                                                 -                          243
   Share Exchange Agreement                                                              (165)                           -
   Issuance of long-term debt                                                               -                       50,000
   Retirement of long-term debt                                                             -                      (10,000)
   Increase (decrease) in short-term debt, net                                         30,777                      (68,416)
   Redemption of preferred stock                                                            -                       (6,518)
   Cost of refinancing debt                                                                 -                         (639)
   Dividends paid on common and preferred stock, net                                  (39,579)                     (29,676)
                                                                                     --------                     --------
    Net cash used in financing activities                                              (8,967)                     (65,006)
                                                                                     --------                     --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                               3,212                       22,845
CASH AND CASH EQUIVALENTS AT BEGINNING OF  PERIOD                                         547                        2,073
                                                                                     --------                     --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                           $  3,759                     $ 24,918
                                                                                     ========                     ========
Supplementary cash flow information
   Interest paid (net of amount capitalized)                                         $ 25,344                     $ 28,378
                                                                                     ========                     ========
   Income taxes paid                                                                 $ 23,130                     $  3,402
                                                                                     ========                     ========

The accompanying notes are an integral part of the interim financial statements.

                           CLECO UTILITY GROUP INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A -- PRESENTATION AND RECLASSIFICATION

       The interim financial statements included herein are unaudited but reflect, in management's opinion, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the Company's financial position and results of operations for the interim periods presented. The interim financial statements included herein should be read in conjunction with the audited financial statements and notes thereto included in this Annex F.

       Certain prior-period amounts have been reclassified to conform with the presentation shown in the current year's financial statements of the Company. These reclassifications had no effect on net income applicable to common stock or common shareholders' equity.

NOTE B -- LEGAL PROCEEDING: FUEL SUPPLY -- LIGNITE

       The Company and Southwestern Electric Power Company (SWEPCO), each a 50% owner of Dolet Hills Unit 1, jointly own lignite reserves in the Dolet Hills area of northwestern Louisiana. In 1982, the Company and SWEPCO entered into the Lignite Mining Agreement (LMA) with Dolet Hills Mining Venture (DHMV), a partnership for the mining and delivery of lignite from a portion of these reserves (Dolet Hills Mine). The LMA expires in 2011. The price of lignite delivered pursuant to the LMA is a base price per ton, subject to escalation based on certain inflation indices, plus specified "pass-through" costs.

       Currently, the Company is receiving annually a minimum delivery of 1,750,000 tons under the LMA. Since the late 1980s, additional spot lignite deliveries have been obtained through competitive bidding from DHMV and another lignite supplier. In 1999, the Company and SWEPCO received deliveries which approximated 25% of the annual lignite consumption at the Dolet Hills Unit 1 from the other lignite supplier.

       On April 15, 1997, the Company and SWEPCO filed suit against DHMV and its partners in the United States District Court for the Western District of Louisiana (Federal Court Suit) seeking to enforce various obligations of DHMV to the Company and SWEPCO under the LMA, including provisions relating to the quality of the delivered lignite, pricing, and mine reclamation practices. On June 15, 1997, DHMV filed an answer denying the allegations in the Federal Court Suit and filed a counterclaim asserting various contract-related claims against the Company and SWEPCO. The Company and SWEPCO have denied the allegations in the counterclaims.

       As a result of the counterclaims filed by DHMV in the Federal Court Suit, on August 13, 1997, the Company and SWEPCO filed a separate lawsuit against the parent companies of DHMV, namely, Jones Capital Corporation and Philipp Holzmann USA, Inc., in the First Judicial District Court for Caddo Parish, Louisiana (State Court Suit). The State Court Suit seeks to enforce a separate 1995 agreement by Jones Capital Corporation and Philipp Holzmann USA, Inc. related to the LMA. Jones Capital Corporation and Philipp Holzmann

                           CLECO UTILITY GROUP INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

USA, Inc. have asked the state court to stay that proceeding until the Federal Court Suit is resolved.

       On March 1, 2000, the court in the Federal Court Suit ruled that DHMV was not in breach of certain financial covenants under the LMA and denied the Company's and SWEPCO's claim to terminate the LMA on that basis. The ruling has no material adverse effect on the operations of the Company and does not affect the other claims scheduled for trial. The Company and SWEPCO have appealed the federal court's ruling to the United States Court of Appeals for the Fifth Circuit.

       The civil, non-jury trial in the Federal Court Suit was to have commenced on May 22, 2000. However, on April 20, 2000, all parties jointly requested that the court postpone the trial date and grant a 120-day stay of all matters before the trial court to give the parties an opportunity to attempt to reach an amicable resolution of the litigation. A preliminary memorandum of understanding to settle the litigation has been executed among the Company, SWEPCO and DHMV. The memorandum of understanding, however, is subject to several conditions precedent that are not yet fulfilled, including prior authorization by the Louisiana Public Service Commission (LPSC) of favorable rate recovery of the settlement by the Company and SWEPCO. The federal court granted the motion, stayed the action at the trial court and postponed the trial commencement date to October 23, 2000. At a status conference held on July 12, 2000, the court extended the stay of the proceedings and again postponed the trial date to January 16, 2001. Settlement negotiations are on-going during the pendency of the stay.

       Should settlement discussions be unsuccessful, the Company and SWEPCO will continue aggressively to prosecute the claims against DHMV and defend against the counterclaims that DHMV has asserted. The Company and SWEPCO continue to pay DHMV for lignite delivered pursuant to the LMA. Normal day-to-day operations continue at the Dolet Hills Mine and Dolet Hills Unit 1. Although the ultimate outcome of this litigation or the settlement negotiations cannot be predicted at this time, based on information currently available to the Company, management does not believe that the outcome of the Federal Court Suit or any settlement in the Federal Court Suit will have a material adverse effect on the Company's financial position or results of operations.

NOTE C -- PROCEEDINGS BEFORE THE LPSC

       Several Louisiana-based contractors providing utility line construction services instituted a proceeding via petition with the LPSC on April 9, 1999, alleging subsidization by the Company of a non-regulated affiliate, Cleco Services LLC, now operating as UtiliTech. The LPSC has assigned Docket No. U-24064 to the complaint. The complainants, LPSC staff and the Company have conducted discovery, pre-filed testimony has been prepared and depositions taken. On September 6, 2000, the Company and the complainants signed an agreement to settle the dispute. The terms of the settlement did not result in a material impact to the Company's results of operations or financial condition.

                           CLECO UTILITY GROUP INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

       In connection with this proceeding, the LPSC staff has engaged the services of an outside consultant. The outside consultant has filed testimony on behalf of the LPSC staff identifying several possible ratemaking adjustments to the Company's previous and future Rate Stabilization Plan filings that could affect the Company's customer credits. On October 3, 2000, the Company and the staff of the LPSC signed an agreement resolving all outstanding issues, which was approved by the LPSC on November 2, 2000. The settlement will result in an increase to the Company's customer credits of approximately $500,000, which will be paid to customers in September 2001.

NOTE D -- DISCLOSURES ABOUT SEGMENTS

       The Company has changed the structure of its internal organization, which caused a change in the determination of reportable segments from the reportable segments disclosed in 1999. The reorganization into a holding company structure effective July 1, 1999 entailed the movement of all subsidiaries of the Company to the new holding company, Cleco. The Company is a vertically integrated, regulated electric utility operating within Louisiana and is viewed as one unit by management. Discrete financial reports are prepared only at the company level.

NOTE E -- PENSION PLAN

       The Company is the sponsor of a defined benefit pension plan which covers substantially all employees of the Company and its affiliates. The affiliate companies which adopt the pension plan accrue pension expense and record a pension liability using actuarially determined amounts without the benefit of pension assets presently in the plan. The Company records a pension benefit based on its actuarially determined expense, offset by the earnings of the assets presently in the plan. If the plan required a contribution, each affiliate would be required to contribute to the plan its prorata share of pension liability and would begin to benefit from the earnings of its assets contributed to the plan. During the first nine months of 2000, no contributions were required and no contributions were made to the plan by any participant.

NOTE F -- NEW ACCOUNTING STANDARD

       Periodically, the Financial Accounting Standards Board (FASB) issues Statements of Financial Accounting Standards (SFAS). These statements reflect accounting, reporting and disclosure requirements the Company should follow in the accumulation of financial data and in the presentation of financial statements. The FASB, a nongovernmental organization, is the primary source of generally accepted accounting principles within the United States.

       In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), effective for fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" (SFAS

                           CLECO UTILITY GROUP INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

No. 137), which changed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS No. 138), which modified certain provisions of SFAS No. 133.

       We will implement the requirements of these accounting standards effective January 1, 2001. In early 2000, we organized a cross-functional project team for the implementation of SFAS No. 133, as amended. The team has completed an inventory of our financial instruments, commodity contracts and other commitments for the purpose of identifying and assessing our derivative-related transactions.

       We have entered into certain forward and option contracts for the future purchase or sale of electricity and natural gas that meet the derivative criteria of SFAS No. 133, as amended. We currently record changes in the fair value (mark-to-market), due to changes in the underlying commodity prices, for certain of these contracts in current earnings. These changes are influenced by various market factors, including weather and the availability of regional electric generation and transmission capacity. The cross-functional project team has not yet determined the amount of other comprehensive income to be reflected on statements of income and other comprehensive income. The team believes that application of SFAS No. 133, as amended, will cause us to reflect certain transactions in other comprehensive income based on the effectiveness of the hedges.

NOTE G -- DEBT

       A $100 million revolving credit facility expired on June 15, 2000 and a new $100 million, 364-day revolving credit facility was finalized concurrently with the expiration. The $100 million facility supports the issuance of commercial paper and other general corporate purposes of the Company.

NOTE H -- AFFILIATE TRANSACTIONS

       Effective July 1, 1999, the Company entered into service agreements with affiliates, which provide the Company access to professional services and goods. The services and goods are charged to the Company at the lower of fair market value or fully loaded costs in order to comply with Cleco's interaffiliate
policy.   A summary of charges from each affiliate included in the unaudited interim Statement of Income and Balance Sheet follows:

                           CLECO UTILITY GROUP INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                                                              SEPTEMBER 30, 2000
                                                                        STATEMENT OF
                                                                           INCOME          BALANCE SHEET
                                                                      -----------------   ---------------
                                                                                (IN THOUSANDS)
Cleco
     Other operation                                                           $   (20)
     Deferred charges                                                                            $   895
Cleco Marketing & Trading LLC
     Other operation                                                             4,218
     Accounts receivable*                                                                            (36)
     Deferred charges                                                                                (39)
Cleco Evangeline LLC
     Other operation                                                                 2
     Maintenance                                                                     8
     Other Income(expenses), net                                                   (77)
     Property, plant and equipment                                                                   (16)
     Deferred charges                                                                                 26
     Liabilities                                                                                       3
CLE Intrastate Pipeline Company, Inc.
     Fuel used for electric generation                                           1,534
Cleco Midstream Resources
     Other operation                                                               346
     Property, plant and equipment                                                                    13
     Deferred charges                                                                                124
     Accounts receivable                                                                             352
     Fuel and materials inventory                                                                    755
Cleco Support Group LLC
     Other operation                                                            19,997
     Maintenance                                                                   756
     Other Income (expenses)                                                       100
     Property, plant and equipment                                                                   308
     Accounts receivable                                                                              21
     Fuel and materials inventory                                                                      8
     Deferred charges                                                                              4,367
Cleco Generation Services LLC
     Property, plant and equipment                                                                   192
     Deferred charges                                                                                 60
     Accounts receivable                                                                           7,221
     Fuel & materials inventory
Utility Construction & Technology Solutions LLC
    Property, plant and equipment                                                                  1,168
    Deferred charges                                                                                  69
    Other operations                                                              (114)
    Maintenance                                                                    173
Cleco ConnecXus LLC
    Property, plant and equipment                                                                     88
                                                                               -------           -------
               Total                                                           $26,923           $15,579
                                                                               =======           =======

*Amounts billable to our joint owners at Rodemacher Unit 2 and Dolet Hills Unit 1

                           CLECO UTILITY GROUP INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

     Prior to July 1, 1999, the affiliates were subsidiaries of the Company and their operations were included with those of the Company and reflected in other income/(expenses), net.

       The Company also entered into agreements to provide goods and services to affiliated companies. The goods and services are charged by the Company at the higher of fully loaded cost or fair market value in order to comply with Cleco's interaffiliate policy. Following is a reconciliation of the Company's intercompany revenues:

                                                              FOR THE NINE
                                                              MONTHS ENDED
                                                           SEPTEMBER 30, 2000
                                                        ------------------------
                                                             (IN THOUSANDS)
Cleco Midstream Resources LLC                                      $  151
Utility Construction & Technology Solutions LLC                     1,900
Cleco Support Group LLC                                             2,194
Cleco Evangeline LLC                                                1,519
Cleco Generation Services LLC                                         144
Cleco Marketing & Trading LLC                                       1,793
Cleco ConnecXus LLC                                                    80
                                                                   ------
           Total                                                   $7,781
                                                                   ======

       The Company has the following affiliate receivable and payable balances associated with the service agreements between the Company and its affiliates:


                                                           AS OF SEPTEMBER 30, 2000
                                                       ---------------------------------
                                                         ACCOUNTS            ACCOUNTS
                                                         RECEIVABLE          PAYABLE
                                                       ---------------   ---------------
                                                                (IN THOUSANDS)
Cleco                                                           $  424
Utility Construction & Technology Solutions LLC                    132
Cleco Evangeline LLC                                                62
Cleco Generation Services LLC                                                     $3,003
Cleco Midstream Resources LLC                                                        509
Cleco Marketing & Trading LLC                                      866
Cleco Energy LLC                                                                   1,164
Cleco Support Group LLC                                                            5,181
Cle Resources Inc.                                                 365
Cleco ConnecXus                                                     15
                                                                ------            ------
     Total                                                      $1,864            $9,857
                                                                ======            ======

       During the period January 1, 2000 to September 30, 2000, the Company paid cash dividends to Cleco of approximately $39.5 million.